The Princeton Review

INC



03057476

2002 Annual Report

AR/S

P.E. 12-31-02



0-32469



Helping students, parents,

and educators deal with

competitive college and

graduate school admissions,

and the growing number of

standardized assessments.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

The Princeton Review, Inc
Summary Financial Data
($ in thousands, except per share data)

Years Ended December 31,

	2002	2001	2000
Revenue			
Test Preparation Services	$65,935	$53,936	$34,048
Admissions Services	13,964	8,924	4,480
K-12 Services	9,337	6,255	5,351
Total revenue	**89,236**	**69,115**	**43,879**
Cost of revenue			
Test Preparation Services	18,680	17,019	11,532
Admissions Services	4,059	2,526	965
K-12 Services	3,327	2,198	967
Total cost of revenue	26,066	21,743	13,464
Gross Profit	63,170	47,372	30,415
Total operating expenses	64,697	64,123	55,634
Loss from operations	(1,527)	(16,751)	(25,219)
Net loss	(1,090)	(10,334)	(8,172)
Net loss attributed to common stockholders	**$(1,090)**	**$(14,599)**	**$(15,085)**
Net loss per share - basic and diluted	**$(0.04)**	**$(0.68)**	**$(1.07)**



John Katzman, CEO and Founder of The Princeton Review.

All statements in this Annual Report that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may be identified by words such as "believe," "intend," "expect," "may," "could," "would," "will," "should," "plan," "project," "contemplate," "anticipate" or similar statements. Because these statements reflect our current views concerning future events, these forward-looking statements are subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, the factors described under the caption "Risk Factors" in our Annual Report on Form 10-K that is included in this Annual Report. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

To Our Shareholders:

This was a good year for your company.

We continue to make steady progress financially: revenues were approximately $89 million, a 29% increase over the previous year. Over the last 10 years our revenues have grown at an average annual rate of 20%.

Further, we have largely completed the investment cycle on our new divisions, Admissions Services and K-12. Pre-tax loss improved by $16.5 million, as we cut losses from ($18.3) million in 2001 to ($1.8) million. We moved back into profitability in mid 2002, exactly as we had projected when we first brought in outside investors in late April 2000.

As you probably know, The Princeton Review helps students and educators measurably improve standardized test scores and academic performance in K-12 schools, and we help make the university admissions process less expensive and stressful. We look at our company as the sum of its three divisions, which (1) help students taking admissions tests like the SAT; (2) help colleges and graduate schools find the right students; and (3) help K-12 schools integrate state standards and tests into their curricula.

We started seeing admissions services as a business in 1998, and launched K-12 services in 1998. Our goal has been to extend our expertise and brand from the test prep niche into much larger markets. Over the past five years, we have invested about $80 million in venture and public funds to build out these divisions. Most of that has been in operating losses spent building the products and teams that give us a competitive set of offerings in those areas. Both have progressed well, and as I'll describe below, we believe this investment was well made.

Our success is not measured solely by profitability. Each division is growing because it makes a measurable difference:

- Our test preparation programs are measured by the scores of their students, and continue to outperform their competitors. For example, we are not aware of an SAT prep company that can cite third-party studies of its effectiveness anywhere close to the 140-point average gain of our students.
- We estimate that we now help half of the college and graduate school bound students in the U.S. find, get into, and pay for school, and are steadily moving towards a central position in that process.
- Our suite of tools for K-12 schools makes us one of the most innovative and effective providers of supplemental services in that sector, with online, print, and professional development efforts that tie together to deliver solid results without turning school into test prep.

Satisfaction among Princeton Review employees and customers, as measured by various periodic surveys we field, is steadily growing, as is the awareness of our brand, and reliability of our technology and processes.


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The Princeton Review's courses and tutors are the most personal and effective ways that you can prepare for standardized admissions tests.

Through our 39 regional offices across the U.S. and Canada and 19 international franchised offices in 12 additional countries, through our online courses and one-on-one tutoring, and through a series of published print and software titles on test preparation, we prepare millions of students a year for admissions tests including the SAT and LSAT.

The Test Prep division was responsible for more than seventy percent of our revenues in 2002. Steve Quattrociocchi, its EVP, and his team continued to achieve excellent scores for our students and financial performance for us:

- Revenues grew 22% to $65.9 million. Part of this was due to acquisitions, but same-store growth has averaged 15% over the last three years. Enrollment in our intensive 5-10 week courses grew to more than 112,000 students.
- Gross margins were 71.7%, versus 68.4% in 2001; operating income increased 400% to $11.9 million from $2.4 million last year.
- We continued our expansion of the international business, opening franchised offices in Israel, Pakistan, China, and The United Arab Emirates.
- Although we have historically worked with upper-middle class, academically-solid students, we've made significant efforts to broaden our reach. This past year we doubled revenues from districts looking to help less advantaged students gain college admission through school-funded programs. Additionally, we developed a significant relationship with the U.S. Army, helping new recruits approach the armed forces' entrance test.
- In our first push beyond the college and graduate school admissions markets, we began preparing medical students for their medical licensing exam, known as the USMLE. Our partners include Ross University Medical School and the St. Christopher's School of Medicine.
- Finally, we continued to improve the courses themselves, as measured by both score improvements and student satisfaction. Our approach of offering small classes and highly-trained educators is clearly working. This year, Riverside County in California studied the effectiveness of school-funded programs offered by several SAT prep providers and found our average improvement was over 100 points, about double that of the competition.

Based on our experience during prosperity and recessions in the U.S. and abroad, we believe that the test-prep business is not affected by general economic conditions. In good times, the SAT and ACT are growth drivers, and in tough times, the GMAT and LSAT drive performance.

We expect the Test Prep division to not only maintain its steady growth, but also to benefit from servicing the work of K-12 sales of professional development, after-school, and supplemental programs.



John Churchill of Wasilla, Alaska, filed the one millionth online application using Princeton Review/Embark technology.

Estimated number of students taking U.S. college and graduate school entrance tests in 2002: 3,100,000

Students registering on PrincetonRevew.com in 2002: 1,852,000

Unique visitors to PrincetonReview.com per month: 2,000,000

As we expanded to address the world of admissions beyond test preparation, we realized that colleges and graduate schools, which spend an estimated $500 million a year recruiting prospective students, represented an opportunity for us. As the post-secondary market grows, we expect that the recruiting market will grow as well.

Today, the Admissions Services division operates one of the most popular educational sites on the Internet, www.PrincetonReview.com. We liken it to a dating service that brings all parties interested in the college admission and recruiting process together. Students and parents work with us, at no fee, to find and pay for the right school; admissions professionals pay us to find the right students and streamline the application process.

While we continued to grow, we have not fully realized the extraordinary business opportunity in front of us. Post-secondary schools need to find the right students, and we have them. And the year's achievements were notable:

- Revenues grew 56% to $14 million, in part due to our acquisition of Embark in October 2001.
- PrincetonReview.com more than doubled its traffic from the prior year to 2 million visitors each month, which accounts for roughly half of the students applying to U.S. colleges and graduate schools each year. And as online applications continue to become the dominant means for students to apply to schools, we expect to see continued growth on our site.
- We grew our business as colleges and graduate schools increasingly used the reach of the Web in conjunction with our broad range of offerings to find, recruit and enroll prospective students. In a competitive landscape where many online competitors were struggling to survive, we re-established our market-leading suite of Web-based admissions and recruiting services.
- We successfully integrated the technologies of Princeton Review and Embark, which leaves us with a reduced cost structure and a superior infrastructure, as evidenced by our lack of security breaches and serious downtime.
- Our successful series of Princeton Review branded books and software continued to be a favorite amongst college and graduate school bound students. Our current catalog includes more than 190 titles on test preparation, college selection, financial aid/planning, and related topics.
- With excellent financial partners, we have developed, and are now deploying, a range of tools and services to help families pay for college.

In 2003, Young J. Shin, the co-founder and former CEO of Embark, joined us to head this division whose technology is solid and whose positioning is clear. If we have done our job, we will see continued growth, an operating profit, and an increasing reputation as the trusted broker of the admissions world.


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As we saw the growing trend towards testing in K-12 schools in 1998, we seized the chance to apply our expertise and brand to this large market. Today, Princeton Review K-12 Services prepares younger students for state-assessment testing with its powerful online service Homeroom.com, related print products, classroom instruction and professional development seminars.



Homeroom.com signified a breakthrough in online formative assessment, correlating to state standards, state tests, and classroom textbooks for grades 3-12. Today, Homeroom has more than 150,000 math, reading, and language arts questions, and more than 10,000 educational resources. It assesses students' abilities, analyzes their strengths and weaknesses, and ties this information to specific activities to improve student performance.

Recognizing that K-12 schools need a full range of products, we broadened our offerings to include unique, customizable solutions – state by state, school district by school district – offering everything from carefully tailored printed materials, online services, professional development and live classroom instruction.

Rob Cohen and our K-12 division are working with many states and on many fronts:

- We work with over 2,000 schools nationwide and our materials are used in 40 states.
- We are approved in 27 states to offer supplemental services.
- Homeroom.com saw its users quadruple in 2002 to 125,000.
- We signed our largest contract to date with the Philadelphia School District, providing math curriculum materials for their extended-day program.
- In Massachusetts, we twice renewed our successful online tutorial program designed to help students improve skills for the Massachusetts Comprehensive Assessment System (MCAS).
- We are content providers for a number of third-party platforms including McGraw-Hill and LeapFrog Enterprises.



Our array of services delivers measurable performance improvements to schools at a price point that is extremely favorable. This combination of proven performance, cost effectiveness and flexible, customized solutions enables the K-12 division to help students achieve success in school, in after-school programs and on their standardized tests.

In 2003, as states continue their push towards greater accountability and begin implementing the provisions of No Child Left Behind, we see an opportunity for The Princeton Review to provide them with the supplemental services, professional training and curricula materials they need to succeed.

The Princeton Review was built on a set of core beliefs about education: that high-stakes tests direct (and not just measure) instruction, that we can make university admissions more educational and less stressful, and education more fun and measurably effective. We're gratified that those core beliefs have translated well to such a large universe.

Thank you to all who've made this another successful and memorable year. Over the next few years, we will continue pursuing our vision with a perfect blend of honesty, caution, and exuberance.

Very truly yours,

John Katzman
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM ________ TO ________

COMMISSION FILE NUMBER 000-32469

THE PRINCETON REVIEW, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-3727603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2315 Broadway New York, New York	10024
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (212) 874-8282

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	

Securities registered pursuant to Section 12(g) of the Act:
Common stock, $0.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of registrant's common stock held by non-affiliates, based upon the closing price of the common stock on June 28, 2002, as reported by the Nasdaq National Market, was approximately $80 million. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock, based on Schedule 13G filings, have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 27,274,210 shares of $0.01 par value common stock outstanding at March 25, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required in Part III of this Form 10-K is incorporated by reference to the Proxy Statement for the registrant's 2003 Meeting of Stockholders to be held on June 11, 2003.

TABLE OF CONTENTS

PART I

Item 1.	Business	2
Item 2.	Properties	27
Item 3.	Legal Proceedings	27
Item 4.	Submission of Matters to a Vote of Security Holders	27

PART II

Item 5.	Market for Registrant's Common Stock and Related Stockholder Matters	27
Item 6.	Selected Financial Data	28
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	42
Item 8.	Financial Statements and Supplementary Data	42
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	76

PART III

Item 10.	Directors and Executive Officers of the Registrant	76
Item 11.	Executive Compensation	76
Item 12.	Security Ownership of Certain Beneficial Owners and Management	76
Item 13.	Certain Relationships and Related Transactions	76
Item 14.	Controls and Procedures	76

PART IV

Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	76
Signatures		81

PART I

All statements in this Annual Report on Form 10-K that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may be identified by words such as "believe," "intend," "expect," "may," "could," "would," "will," "should," "plan," "project," "contemplate," "anticipate" or similar statements. Because these statements reflect our current views concerning future events, these forward-looking statements are subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, the factors described under the caption "Risk Factors" and elsewhere in this Annual Report on Form 10-K. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Item 1. Business

Overview

We provide integrated classroom-based, print and online products and services that address the needs of students, parents, educators and educational institutions. We were founded in 1981 by our Chairman and Chief Executive Officer, John Katzman, as an SAT preparation course. Today, based on our experience in the test preparation industry, we believe we offer the leading SAT preparation course and are among the leading providers of test preparation courses for most of the other major post-secondary and graduate admissions tests. In 2002, we and our franchisees provided test preparation courses and tutoring services for the SAT, GMAT, MCAT, LSAT, GRE and other standardized admissions tests to more than 112,000 students in over 500 locations in the United States and abroad, from which we derived the majority of our revenue.

In the last three years, we have complemented our core products with a range of online services. During 2000, we significantly enhanced the content and functionality of our Review.com (now Princetonreview.com) Web site, which provides students, parents and counselors free access to a comprehensive source of academic admissions information and tools. In July 2000, we introduced Princeton Review Online, our Internet-based test preparation courses, which can function as stand-alone alternatives to our classroom-based courses or can be combined with our classroom-based courses to provide the optimal test preparation mix for each student. In August 2000, we began selling our Homeroom.com Internet-based subscription service to K-12 schools. This service is designed to provide academic assessment and remediation tools for children in grades three through 12 to help them and their teachers prepare for the state-mandated assessments that have become a mainstay in K-12 education. Finally, in October 2001, we acquired the assets of Embark.com, Inc., a leading provider of online college and graduate school information and application services to students and academic institutions. The acquisition of Embark's business, which was integrated into our Admissions Services division in 2002, provided us with a new line of Web-based application and admissions management products that we offer to post-secondary academic institutions and positioned us as the leading online provider of college and graduate school information and application services.

We also receive royalties and other fees from more than 190 book and software titles authored by us and published primarily by Random House, Inc. and from Princeton Review branded test preparation content for kindergarten through twelfth grade, or K-12, textbooks and workbooks published by The McGraw-Hill Companies, Inc.

We operate our businesses through the following three divisions, each of which combines our traditional and online products and services:

- *The Test Preparation Services division,* founded in 1981, provides classroom-based and Princeton Review Online test preparation courses and tutoring and admissions counseling services and receives royalties from our independent franchisees who provide classroom-based courses under the Princeton Review brand.

- *The Admissions Services division,* founded in 1986 as our publishing division, sells our Web-based applications and admissions management products to educational institutions and operates our Princetonreview.com Web site, which brings together potential applicants and their families, guidance counselors and colleges and graduate schools to exchange information and facilitate the recruitment, application and admissions process. This division also authors more than 190 print and software titles on test preparation, college selection and related topics published primarily by Random House.
- *The K-12 Services division,* founded in 1998, sells our Homeroom.com online subscription service, print-based test preparation materials and face-to-face instruction services to K-12 schools and school districts to help primary and secondary school students and teachers meet state standards and prepare for state-mandated assessments. This division also authors workbooks and creates Princeton Review branded content for textbooks published by McGraw-Hill.

We were incorporated in Delaware in March 2000 and are the successor to a number of affiliated entities operating under the Princeton Review name, the first of which was formed in 1981. Our Internet address is *www.princetonreview.com.* On our Investors web site, located at *www.princetonreview.com,* we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our Investors web site are available free of charge.

Our Products and Services

Test Preparation Services Division

In 2002, we and our franchisees provided test preparation courses and tutoring services to more than 112,000 students in over 500 course locations in 42 states and 14 countries. We provide test preparation courses to students taking the following major U.S. standardized tests:

SAT
GMAT (Graduate Management Admissions Test)
GRE (Graduate Record Examination)
TOEFL (Test of English as a Foreign Language)
USMLE (United States Medical Licensing Examination)
LSAT (Law School Admissions Test)
MCAT (Medical College Admissions Test)
ACT (American College Test)
PSAT
SAT II

In addition to offering our standardized test preparation courses to individual students, we also offer our SAT, SAT II and ACT test preparation services to the institutional educational market by entering into contracts with high schools and school districts to provide test preparation services to their students.

Through Princeton Review 121, a one-to-one, high-end admissions counseling and tutoring service, we also provide individual customers specific and concentrated assistance with test preparation and the college admissions process.

Our Classroom-Based Course Offerings

Our test preparation courses focus on customer service and quality instruction. Our experienced teachers and tutors work with groups of no more than 12 students in our SAT classes and eight students in most of our graduate school classes. Our courses are intensive and typically run five to 10 weeks in length. Every course consists of classes, workshops and practice tests. We teach students basic skills and test-taking strategies during class and reinforce concepts taught in class and review homework during workshops. We offer practice tests, taken under actual testing conditions, which we use to chart students' progress as they begin to apply our techniques.

We believe that an important part of our test preparation courses is the high quality study materials and the advanced diagnostic analysis that our students receive. We spend significant resources on research and development to enhance the supplemental materials used in our courses. As a result, each of our students receives in-depth analytical materials, sample questions, testing drills, model exams and diagnostic analysis of their progress as they take the course.

Our Online Course Offerings

We have developed the following online products to supplement our classroom-based courses and to serve as fully functional stand-alone online test preparation courses:

- *Tester.* Tester is a computer adaptive testing engine we developed for offering online testing and diagnostic services. Students taking our courses can log on to Princetonreview.com to review sample questions and take full-length preparatory exams that simulate actual exams. Tester also analyzes the students' results and tracks their progress.
- *Online tools integrated into classroom-based courses.* Our traditional test preparation courses offer students the option to complete drills and answer sample questions online as well as take model exams over the Internet through the Tester service. Students can also communicate with us directly online.
- *Princeton Review Online courses.* In July 2000, we launched Princeton Review Online to provide an alternative to our classroom-based courses. Princeton Review Online courses follow the classroom-based course syllabus and include asynchronous and on-demand synchronous interactive "classes," scheduled small-class real time workshops with our instructors, live customer service available 24 hours per day, seven days per week and our Tester service. Princeton Review Online courses are currently available for the SAT, GMAT, LSAT, GRE, ACT and USMLE.

Admissions Services Division

Our Web-Based Products and Services

We sell a wide range of Web-based products and services to higher education institutions to help them automate and manage many phases of the student recruitment and admissions process. We also sell our ECOS product, a customizable Web-based guidance tool, to high schools.

On our Princetonreview.com Web site we provide a comprehensive source of information about colleges and graduate schools, the school selection, admissions, and financial aid process and information about choosing a major and career path. Our interactive tools are designed to assist students in researching, selecting, discussing, financing and applying for their higher education.

The following are some of the major products, services and tools available to the higher education institutions and high schools that purchase our Web-based products and the students, parents and educators who use our free online resources:

For Post Secondary Institutions. We sell academic institutions a broad range of Web-based products on a subscription basis.

- *Online Admissions and Recruiting Forms.* We provide several online application packages to assist colleges and graduate schools in making their application and recruiting processes more effective and efficient by developing, customizing and hosting online applications and recruiting forms. We develop and then post application forms on our Web site and on colleges' and graduate schools' Web sites. We facilitate the electronic submission of applications by prospective students and manage the application process by sending confirmation notices and processing online payment of application fees and facilitating the posting of admissions decisions online.
- *Application Management Solutions.* Our application management solutions offer admissions offices effective tools for monitoring and communicating with prospects and applicants throughout the application process. Our products enable admissions officers to evaluate their

applicant pool as applications are submitted so that immediate adjustments in recruiting efforts may be made. Our application management solutions also permit admissions officers to communicate with prospects and applicants by sending personalized e-mails about the status of applications, upcoming events and pending deadlines.

- *Interview and Event Management Tools.* We assist admissions offices in the scheduling and management of interviews and recruiting events. Our interview and event management products enable admissions offices to post interview and event schedules on the Internet, to facilitate online registration, and to send automated reminders, confirmations, invitations and other communications about interviews and events.

- *Data Integration Systems.* We assist colleges and graduate schools in transferring the data generated from our online application products to their student information systems so that they can maximize the use of the data provided during the application process. We provide custom data files of prospect and applicant data so that admissions officers may download applicant data directly into their schools' own student information systems. This service helps colleges and graduate schools reduce the time, effort and error associated with manual entry of data from paper applications.

- *Marketing Products and Services.* We offer various marketing products and services that assist colleges and graduate schools in recruiting students. Colleges and graduate schools may include a customized profile, newsletters and banner ads on our Web site and in our newsletters and books, and also may sponsor content on our Web site and in our newsletters. We work with colleges and graduate schools to send highly targeted mail and e-mails to student users who have asked to receive information from colleges and graduate schools. Our electronic inquiry management system automates responses to inquiries about the schools, such as electronically sending requests for applications to a fulfillment company. Through several strategic partnerships, we offer colleges and graduate schools focused options to recruit minority students.

For Secondary Schools and Community Organizations. We sell high schools our Education and Career Opportunities System, or ECOS, product, on a subscription basis. ECOS is a Web-based program that solicits information from high school students about their career plans and choices. The product enables counselors to be actively involved in career guidance and application management by giving them access to their students' career information and educational interests. With ECOS, counselors can review students' interests and career plans, as well as monitor their progress on completion of applications. Counselors may also use ECOS to send targeted messages to individuals or groups with particular interests and to provide customized lists of suggested colleges. ECOS enables district and state administrators to track their entire student populations and compare the success of each class to prior classes. With ECOS, students and parents have access to current information about, and a search engine for researching, careers, colleges, majors, financial aid and life skills.

For Our Web Site Visitors. The following is a list of some of the tools available for free to our Web site visitors.

- *Favorite Schools.* Our search engine allows students to evaluate colleges and graduate schools based on a wide range of criteria, from average admissions test scores to quality-of-life ratings. We have online tools that assist users in creating a list of schools that match their interests. These tools provide detailed information about schools, including, in many cases, students' opinions of that school's faculty, workload, social life, sports and more. Users can then save these schools to a personalized home page that allows users to track the colleges or graduate schools they are interested in and the numerous deadlines associated with the admissions process. An e-mail reminder feature is available to notify students of significant events. Students can also allow counselors, advisers and parents access to their personalized accounts. Each college or graduate school's profile includes links to its Web site.

- *Counselor-O-Matic.* This tool helps students narrow down their college list. Users provide answers to questions about their academic history, geographic preferences and areas of interest, and Counselor-o-Matic recommends five "safety schools," five "good matches," and five "reach schools."
- *Student Match.* Students can choose to be contacted by colleges and graduate schools. Students complete a survey of their preferences and create a profile of their ideal college or graduate school. Students then give permission to allow those schools that match their ideal profile to send them information about the school and its programs.
- *Majors Search.* This tool helps students collect information about specific majors they might be interested in pursuing in college. Students enter a major and our Web site provides them with information about the major, the colleges that offer the major, any preparation necessary for that major and post graduate careers associated with the major.
- *Career Quiz.* This 24-question quiz asks users about their potential career preferences, and then analyzes their answers to determine their interests and work style. Based on this information, we identify corresponding careers that would be most suitable. The list of careers then links to profiles that explain a day in the life of the particular career, statistics about it, and what people in this career can expect in 5 years, 10 years, and 15 years. Each career links to corresponding college majors and colleges that offer that major.
- *Electronic Applications.* We host several hundred electronic applications on our Web site for admission into two-year and four-year undergraduate programs, graduate schools, business schools, law schools, medical schools, career and technical schools, and fellowship or scholarship programs. Online applications are fast, easy, and secure. Once a user enters and saves his or her personal information on an electronic application, that information pre-populates all subsequent applications, saving the user significant time.
- *Financial Center.* Financial Center helps college and graduate school applicants and parents secure the financing to pay for school. They can obtain expert advice, get help in filling out the required forms and perform necessary calculations with customized tools. We also have electronic alternative loan applications available from our preferred partner banks and resources to help students open an online bank account, find insurance that they may need in school and apply for credit cards.
- *College and graduate school admissions discussion boards.* We provide a forum for students to discuss college and graduate school admissions experiences and obtain advice from Princeton Review moderators.

Our Publications and Software

Our Admissions Services division also authors more than 190 print and software titles under the Princeton Review brand. Our books are sold primarily through Random House, from which we collect fees from advances, royalties, and editing and marketing arrangements. We also provide content for use in software and collect royalties on sales. Examples of the books, magazines and educational software products developed by the Admissions Services division include the following:

Topic	Titles
Test Preparation Books	*Cracking the SAT* *Cracking the GMAT* *Cracking the GRE*
College and Graduate School Guides	*The Best 345 Colleges* *The Complete Guide to Business Schools*
General Reference Publications	*WordSmart* *WordSmart, Jr.* *MathSmart* *The Anatomy Coloring Workbook*
Test Preparation and Educational Software	*The Princeton Review: Inside the SAT and ACT 2003 Edition*

K-12 Services Division

Services for Schools

Our K-12 Services division provides a number of services to schools to help them help their students meet state standards and improve outcomes on state-mandated assessments. These services include Homeroom.com, our online subscription service, face-to-face instruction and print products. We offer schools the flexibility to purchase any combination of these services that they choose.

Homeroom.com enables teachers and parents to quickly assess students' academic strengths and weaknesses and provides immediate feedback and tailored educational resources for improving performance. Homeroom.com is aligned to state standards and works with existing curricula and lesson plans, thereby allowing teachers to focus more on curriculum and less on specific test preparation. This service offers a large and growing library of practice test questions written to correspond to the requirements of applicable state proficiency exams. The questions are also designed to correspond to the student's grade level, the curriculum being taught and the primary textbook being used.

Homeroom.com is currently focused on math, reading and language arts in grades three through 12. It is available nationally and can be customized for use in all fifty states.

In addition to a large pool of test questions and drills, the Homeroom.com subscription service offers its users various educational resources that can be used for both general enrichment and targeted remediation. These resources include:

- links directly to relevant, targeted content on other educational Web sites; and
- original Homeroom.com lessons designed specifically to address areas of weakness identified in the testing and assessment phase and to reinforce curriculum objectives.

The Homeroom.com subscription service offers the following services to four distinct groups of users:

Homeroom.com allows students to:

- practice skills being covered by their curriculum through individualized assignments created by their teachers or existing drills designed to correspond to state-mandated assessments;
- assess their understanding of the material and areas of weakness; and
- focus on areas that need improvement by doing more drills or accessing Homeroom.com's database of skill-based exercises, including proprietary Homeroom.com lessons, and direct links to Web-based resources specific to the problems identified.

Homeroom.com allows parents to:

- see what their child is learning in school by viewing recent assignments;
- explore suggested resources and other learning materials that they and their child can investigate together; and
- access a database of teaching tips designed for parents when they and their child identify a skill that needs improvement.

Homeroom.com allows teachers to:

- create assignments and tests online, assign projects on a group or an individualized basis and keep track of the status of their assignments;
- assess how their students are progressing as a class or individually; and
- access a variety of resources for teaching their material, including Web links, books, software, and proprietary Homeroom.com lessons for teachers, students and parents that reinforce their curriculum objectives.

Homeroom.com allows administrators to:

- create benchmark tests for schools or districts online, and keep track of the status of their assignments; and
- assess the performance of students on a teacher, school, or district basis.

Our face-to-face instruction is offered to teachers to improve their knowledge of state assessments, data-driven instruction and test-taking strategies geared to help student performance. Teacher instruction also guides teachers in the successful integration of our products, such as Homeroom.com, workbooks and printed tests. Instruction offered directly to students focuses on improving the skills mandated by state standards and measured by state assessments as well as general test-taking skills.

Our print products include simulated state tests that are designed to allow students to practice the test taking experience of their state-mandated exam. Diagnostic reports provide teachers and administrators the ability to benchmark student performance. The data provided allows instructors to focus on those areas diagnosed as weak before the state-mandated exam is given. Test preparation books are available for a number of state exams and can be sold to schools or through retail channels. Custom workbooks can be created to support districts' after school and summer school programs.

Our Agreement with McGraw-Hill

Under our agreement with McGraw-Hill, our K-12 Services division develops content and provides editorial services to McGraw-Hill educational publishing units. Through this exclusive relationship, we author workbooks and textbook questions for McGraw-Hill that are designed to correspond to the material covered by various state-mandated assessments. We also provide editorial review of McGraw-Hill educational materials to ensure that sample test questions and other testing information are accurate and aligned with state or national standards. Our contract with McGraw-Hill expires in September 2003.

Our Franchised Operations

Our classroom-based courses and tutoring services are provided through company-operated locations and through our independent franchisees. Our franchisees provide these test preparation courses and tutoring services under the Princeton Review brand within a specified territory, in accordance with franchise agreements with us. The royalties paid to us by our franchisees are comprised of a general royalty of 8% of their cash receipts collected under the Princeton Review name, an additional royalty of 2% of their cash receipts, which is allocated to an advertising fund that we also contribute to, and a per student fee for use by their students of our online supplemental course tools. Our franchisees also purchase our course and marketing materials, which they use in conducting and promoting their classes. Royalties collected from our independent franchisees and revenue from their purchases of materials together accounted for approximately 6% of our total 2002 revenue.

Our franchisees do not provide our Princeton Review Online courses. However, to the extent we provide our Princeton Review Online courses to customers residing within the exclusive jurisdictions of our franchisees, we pay those franchisees a royalty of 15% of all of our revenue derived from selling Princeton Review Online courses to students residing in their territories, net of certain administrative expenses. We have not entered into any such royalty arrangements with our franchisees for our other Internet-based products and services.

As of December 31, 2002, we had 9 franchisees operating 19 offices under the Princeton Review name in the United States and 19 offices operated by franchisees in 12 additional countries.

Our domestic franchisees currently provide test preparation courses and tutoring services in the following jurisdictions:

State	Number of Counties	State	Number of Counties
California	8	Nevada	1
Colorado	7	New York	5
Connecticut	5	North Carolina	5
Florida	57	Ohio	2
Illinois	5	Pennsylvania	4
Massachusetts	4	Puerto Rico	78
Michigan	3	Rhode Island	5
		Tennessee	95

Our international franchises are located in China, India, Israel, Japan, Mexico, Pakistan, Singapore, South Korea, Taiwan, Thailand, Turkey and The United Arab Emirates. In 2002, we sold new franchises in China, Israel, Pakistan and The United Arab Emirates. We intend to continue to expand our international presence through the sale, in the next several years, of additional franchises, primarily in Asian and Middle Eastern markets.

We are not currently offering any new domestic franchises. Over the last several years, we completed a number of acquisitions of businesses operated by our former domestic franchisees, as more fully described below under "Acquisitions and Strategic Investments."

Acquisitions and Strategic Investments

Recent Acquisitions

Embark

In October 2001, we acquired substantially all of the operating assets of Embark.com, Inc., a developer of online products and services for the college and graduate school admissions market. The acquired business consisted primarily of Embark's customer contracts with academic institutions and its technological platform for submitting electronic applications and related services. The purchase price paid by us at closing consisted of 875,000 shares of our common stock valued at approximately $5.2 million, approximately $3.4 million in assumed indebtedness and approximately $2.1 million in other assumed liabilities of Embark, consisting primarily of deferred revenue relating to customer contracts assumed by us, net of acquired receivables of approximately $1.0 million. In accordance with the earn-out provisions entitling Embark to additional consideration based on the performance of the acquired business, Embark earned a payment of 9,128 shares of our common stock and approximately $1.2 million in cash, based on the revenue performance of the acquired business through 2002, and will receive additional cash consideration based on revenue performance for the first half of 2003. In addition to the purchase price, in connection with the transaction, we made a $1.8 million loan to Embark, which is secured by 300,000 of the shares of our common stock that Embark received as part of the purchase price. The approximate $1.2 million earn-out was applied against the loan balance. All future cash payments to Embark based on the future revenue performance of the acquired business are contractually required to be used by Embark to repay the outstanding loan, until such time as the loan is repaid in full.

Franchise Acquisitions

In the last three years, we also completed acquisitions of the businesses of a number of our former domestic franchisees. In October 2002, we completed a small acquisition involving the assets of Princeton Review of St. Louis, one of our franchisees that provided test preparation courses in Missouri, for a purchase price of approximately $850,000, of which approximately $470,000 was financed with a note to the sellers. In June 2001, we acquired the assets comprising the business of T.S.T.S., Inc., which offered test preparation courses in Texas, Arizona, Oklahoma, Louisiana and New Mexico under franchise agreements with us, for a purchase price of approximately $6.3 million. We financed approximately $4.8 million of the purchase price under our then existing line of credit and issued a subordinated promissory note to the seller for the remaining approximately $1.5 million. In early March 2001, we acquired the assets comprising the businesses of Princeton Review of Boston, Inc. and Princeton Review of New Jersey, Inc., at a combined purchase price of $13.8 million. We financed approximately $10.2 million of the purchase price under our then existing line of credit and issued two subordinated promissory notes for the remaining approximately $3.6 million. In early March 2001, we also purchased the assets of another franchisee, Princeton Review Peninsula, Inc., for a purchase price of approximately $2.7 million, which was financed through borrowings under our then existing line of credit. Princeton Review Peninsula provided test preparation courses in several counties in California. Finally, in the third quarter of 2000, we acquired the assets of two other franchisees, Princeton Review of

Hawaii, Inc. and Princeton Review of Quebec, Inc., for a combined cash purchase price of $320,000.

Strategic Investments

We have made a number of strategic investments that we hope will facilitate the growth of our business and expand our presence on the Internet, including ownership interests in the following companies:

- *Student Advantage, Inc.* We invested in Student Advantage, now a publicly owned college marketing company, in 1995, and owned approximately 1.5% of its outstanding stock as of November 1, 2002. As of March 25, 2003, the aggregate public market value of our stock of Student Advantage was approximately $4,770. In addition, we maintain a strategic relationship with Student Advantage, which gives us the right to use some of its content on our Web site and to serve as its exclusive test preparation provider.
- *Student Monitor, L.L.C.* We currently own approximately 20% of Student Monitor, a privately held company that is a surveyor of college students' lifestyles and attitudes. We also participate in joint surveys with Student Monitor and use its survey information for product development and marketing efforts.
- *Tutor.com, Inc.* Tutor.com, a privately held company we co-founded in 1998, matches students with tutors, both online and offline, through its database of tutor backgrounds and references. We currently own approximately 20% of Tutor.com and engage in various joint marketing arrangements, including banner advertisements and mutual graphical links between our Web sites. We use our relationship with Tutor.com to facilitate our own online admissions counseling and tutoring services. In addition, Tutor.com has agreed not to enter into an agreement or transact business with any entity that is involved in our principal lines of business.
- *Schoolnet Inc.* We currently own approximately 5% of SchoolNet, a privately held education technology solutions company. We maintain a strategic marketing relationship with SchoolNet, through which SchoolNet markets and distributes a version of our Homeroom.com product called "Homeroom Inside." We have also contracted with SchoolNet to provide Enterprise Resource Planning software that monitors the use of Homeroom.com.

We intend to continue to pursue strategic acquisitions that will help us further expand our product offerings or grow geographically. We expect our acquisition focus to be on companies with complementary products or services, including those businesses operated by our remaining domestic franchisees that we can acquire on favorable terms. From time to time, we may also seek to make additional investments in businesses with which we want to build strategic relationships. We anticipate that future acquisitions or strategic investments, if consummated, would involve some combination of cash, debt and the issuance of our stock. Currently, we do not have any agreements or commitments to consummate additional acquisitions or investments.

Sales and Marketing

The majority of our students and their parents choose our test preparation programs based on the recommendations of other students, parents, teachers and counselors. We also build awareness of our brand and promote our products through relationships with other companies that publish and distribute our products, including Random House, which publishes and distributes our test preparation books and trade books, and McGraw-Hill, which publishes K-12 textbooks and workbooks that contain our branded materials. We also maintain an institutional sales force and engage in some national and local advertising.

In the last several years, we have substantially increased our sales and marketing efforts in order to market and support our newer products and services, such as our Web-based application and admissions management products, our Homeroom.com subscription service and other K-12

products and our online test preparation offerings. Our sales and marketing activities by division are as follows:

Test Preparation Services Division. Nationally, we use mass print media, conferences, direct mail and electronic media to market our products and services to students, parents and educators. Locally, we and our franchisees primarily advertise in local and school newspapers, distribute posters and sponsor school activities. We also conduct extensive free information sessions and practice tests to expose our products to our markets. Virtually everyone in our regional offices is part of the sales force. They and our regional phone centers counsel students and parents regarding specific courses. Our Princeton Review 121 admissions counseling and tutoring initiative is marketed to high-end customers utilizing a distinctive message and dedicated marketing resources. Our Princeton Review Online products are marketed through electronic media and e-commerce partnerships, as well as through our classroom course marketing efforts. We recently increased our sales force to conduct sales of our test preparation services to schools and other educational institutions. We expect that marketing to educational institutions will continue to constitute a major focus of the marketing activities of the Test Preparation Services division.

Admissions Services Division. Admissions Services has a dedicated sales and marketing force that actively solicits secondary schools and post-secondary institutions to subscribe to our Web-based products and services. Historically, we have built our user base and volume through branding efforts with other media and word-of-mouth. To attract users to our Web site, we market to students, parents, counselors and admissions officers through attendance at educational trade shows and conferences, offline and online direct mail, sponsorships, keyword buys and syndicated licensing of content. Additionally, we will seek to maintain and expand our current strategic relationships with Yahoo, MSN, Community Connect and Vault.com.

K-12 Services Division. We are marketing our K-12 services to schools and school districts through a number of channels, including national conferences, direct mail, electronic media and telemarketing. Our K-12 Services division has a sales and marketing force of approximately 30 people, including two independent sales representatives. Homeroom.com is also integrated in the offerings of, and sold by, our business partners such as Plato Learning, SchoolNet and bigchalk.com.

Product Design and Development

We believe that successful product design, development and enhancement has been, and will continue to be, essential to the success of our business. We believe that the strength of our reputation and brand name is directly attributable to the quality of our products, and expect to continue to devote significant resources to enhancing our current products and offering additional high-quality products and services that are responsive to our customers' needs.

Test Preparation Services Division. We rely on our development staff, teachers and other education experts to create and refine the materials used in our Test Preparation Services division. Our goal is to design and improve our products in such a way as to offer our students the best and most productive overall experience, while addressing their preferences and fitting within their lifestyles. We seek to accomplish this by:

- continually updating and enhancing our test preparation materials and our teaching methods;
- ensuring that our designated personnel take virtually every major standardized test for which we offer courses, so that our techniques and materials remain current;
- performing quantitative and qualitative research into the preferences and needs of our customers;
- regularly soliciting and reviewing feedback from students taking our courses; and
- enhancing the services and functionality of our online test preparation tools and content.

Overall, we seek to provide a complementary mix of online and offline offerings that students can choose from to best fit their needs and achieve their goals.

Admissions Services Division. Since launching our Review.com (now Princetonreview.com) Web site in 1994, we have continually expanded the material available and made improvements to its content and functionality. The online informational materials and tools are developed and enhanced by our authors and design engineers, through strategic partnerships with third parties and through feedback from guidance and admissions counselors. We regularly modify and enhance our Web site to provide students, parents and guidance counselors with additional information and interactive tools designed to assist them with the school selection, admissions and financial aid processes. We also continually strive to provide our educational institution subscribers with more effective ways to reach potential applicants, and streamline and manage the various facets of the admissions process. To this end, we periodically refine our Web-based admissions and application management solutions to provide our higher education institution customers with the most technologically advanced and flexible products possible. Finally, our publications are frequently updated by our staff and freelance authors and editors to ensure that new editions are up to date and include the most current information available on standardized test preparation, college and graduate school information and various other related subjects covered by our publications.

K-12 Services Division. We rely on a team of teachers, educational experts and developers to research, design and enhance our K-12 educational products, which include workbooks, live courses, practice tests, professional development seminars and Homeroom.com. Our workbooks, live courses, and professional development seminars are designed to provide customized and highly focused, targeted instruction to improve student performance. We believe that the following product design traits differentiate Homeroom.com from products offered by our competitors:

- unique combination of assessment tools and in-depth individualized remediation resources provides students and teachers with an efficient means of identifying specific weaknesses and then correcting them;
- a large question pool aligned with the skills tested on state-mandated assessments based on the state in which the user resides, and tools to further build and refine the question pool; and
- Homeroom is designed to work with the existing curriculum rather than alter or supplant it.

Our focus in the K-12 Services division is to continue to increase both the depth and breadth of Homeroom's question pool and remediation library and to continue to expand and refine our print-based materials, training and after school programs. We seek to design our K-12 offerings to afford schools and school districts the highest degree of flexibility possible in the mix of products they choose to purchase from us.

Significant Customers

Royalties, advances and other fees from services rendered by us to McGraw-Hill represented approximately 4% of our revenue in 2002 and 7% of our revenue in 2001. Revenue from McGraw-Hill represented approximately 36% of the revenue reported in our K-12 Services division in 2002 and 82% of the revenue reported in that division in 2001. Royalties, advances and other fees from books authored by us and published and distributed by Random House represented approximately 4% of our revenue in each of 2002 and 2001. Revenue from Random House represented approximately 25% of the revenue reported in our Admissions Services division in 2002 and 28% of the revenue reported in that division in 2001. Additionally, one of our customers in the K-12 services division accounted for approximately 14% of the revenue of that division in 2002.

Competition

The markets for our educational products and services are fragmented and highly competitive. Companies in our offline educational markets are well established, and we believe they will expand their offerings into our online markets, if they have not already done so. As a result, we expect competition from both new and established companies to intensify in the future across all of our target markets. We compete directly and indirectly with the following types of companies:

Test preparation companies. Our Test Preparation Services division faces competition on a national level primarily from one other established company, Kaplan, Inc. We also face competition from many local and regional companies that provide test preparation, career counseling and application assistance to students.

Companies offering Internet-based college information services and products. Our Admissions Services division faces competition from several companies that currently provide Internet-based products and services similar to ours for the higher education market.

Companies offering products and services focused on the K-12 education market. Our K-12 Services division faces competition from many companies that provide student assessment, tutoring and remediation services, including Internet and software based services, to schools and students in the increasingly competitive K-12 education market.

Print media companies. We face competition from traditional print media companies that publish standardized test preparation materials, college and education guidebooks and K-12 assessment and remediation materials, and that offer admissions information and services to students and schools. Several of these companies have their own Web sites or have established partnerships with Internet companies with the intention of providing their products and services over the Internet. We expect that all of our primary competitors in this area will expand into Internet delivery if they have not already done so. In addition, it is possible that some of our customers in this area could expand into Internet delivery and become our competitors.

Non-profit and membership organizations. We also face competition from several non-profit and other organizations that offer both face-to-face and Internet-based products and services to assist individuals and educational organizations with counseling, marketing and applications. These organizations also provide online information and advice to students.

We believe that the principal competitive factors in our markets include the following:

- brand recognition;
- ability to demonstrate measurable results;
- availability of integrated online and offline solutions;
- ability to achieve a critical mass of students, parents and educational institutions online;
- overall quality of user experience;
- speed in the introduction of new services;
- quality of materials and teachers;
- alignment of offerings with specific needs of students, parents and educators; and
- value and availability of products and services.

We believe that our primary competitive advantages are our well-known and trusted Princeton Review brand, our extensive experience in test preparation and admissions and our innovative, high-quality educational products and services. We also believe that our ability to attract students, parents and educators to our highly trafficked Princetonreview.com Web site offers higher education institutions access to a large body of potential applicants and offers sponsors and merchandisers an attractive source of potential consumers. However, some of our competitors may have more resources than we do, and they may be able to devote greater resources than we can to the development, production and sale of their services and respond more quickly than we can to new technologies or changes in the education market. As a result, we may not be able to maintain our competitive advantages or otherwise compete effectively with current or future competitors.

Intellectual Property and Property Rights

Our copyrights, trademarks, service marks, trade secrets, proprietary technology and other intellectual property rights distinguish our products and services from those of our competitors, and

contribute to our competitive advantage in our target markets. To protect our brand, products and services and the systems that deliver those products and services to our customers we rely on a combination of copyright, trademark and trade secret laws as well as confidentiality agreements and licensing arrangements with our employees, customers, independent contractors, sponsors and others.

We strategically pursue the registration of our intellectual property rights. However, effective patent, trademark, service mark, copyright and trade secret protection may not always be available. Existing laws do not provide complete protection, and monitoring the unauthorized use of our intellectual property requires significant resources. We cannot be sure that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our products and delivery systems, we may not be able to maintain our competitive position. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

In addition, competitors and others may claim that we have infringed their intellectual property rights. Defending any such lawsuit, whether with or without merit, could be time-consuming, result in costly litigation or prevent us from offering our products and services, which could harm our business. If a lawsuit against us is successful, we may lose the rights to use our products or be required to modify them, or we may have to pay financial damages. We have been subject to infringement claims in the past and expect to be subject to legal proceedings and claims from time to time in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties.

In order to develop, improve, market and deliver new products and services, we may be required to obtain licenses from others. There can be no assurance that we will be able to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

Government Regulation

We must comply with regulations adopted by the Federal Trade Commission and with several state laws that regulate the offer and sale of franchises. The FTC's Trade Regulation Rule on Franchising, or the FTC Rule, and various state laws require that we furnish prospective franchisees with a franchise offering circular containing information prescribed by the FTC Rule and applicable state laws and regulations.

We also must comply with a number of state laws that regulate substantive aspects of the franchisor-franchisee relationship, including:

- those governing the termination or non-renewal of a franchise without good cause;
- requirements that a franchisor deal with its franchisees in good faith;
- prohibitions against interference with the right of free association among franchisees; and
- those regulating discrimination among franchisees in charges, royalties or fees.

Some foreign countries also have laws affecting the offer and sale of franchises within their borders and to their citizens and U.S. federal and state franchise regulation may be applicable to our efforts to establish franchises abroad. Failure to comply with these laws could limit or preclude our ability to expand internationally through franchising.

To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations. However, compliance with federal, state and international franchise laws can be costly and time consuming, and we cannot be certain that we will not encounter delays, expenses or other difficulties in this area.

Employees

As of December 31, 2002, we had 470 full-time employees, including 87 in content and editorial, 43 in administration, finance and human resources, 59 in information systems, 37 in marketing, 43 in sales and sales support and 201 in our regional offices performing multiple tasks, including sales, administrative, and teaching functions. In addition, we had approximately 2,700 part-time employees, comprised mainly of teachers.

None of our employees is covered by a collective bargaining agreement. We consider our employee relations to be good.

Our Restructuring

Until March 31, 2000, we operated as an S corporation with four majority owned limited liability company subsidiaries. On April 1, 2000, we completed a corporate restructuring in order to eliminate minority interests in our subsidiaries, provide all equity holders with a common interest in our company and otherwise facilitate our initial public offering. As part of our restructuring, all stockholders of the S corporation and all the minority equity interest holders in our subsidiaries, contributed their interests to a newly formed holding company in exchange for shares of common stock of the holding company. As a result of this restructuring, our status as an S corporation terminated. Our current structure is that of a holding company with six wholly owned subsidiaries. For additional information about our restructuring, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Segment Information

For financial information relating to our operating divisions by business segment, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Risk Factors

You should carefully consider the following risk factors together with all of the other information contained in this Annual Report on Form 10-K before making an investment decision with respect to our common stock. Any of the following risks, as well as other risks and uncertainties described in this Annual Report on Form 10-K, could harm our business, financial condition and results of operations and could adversely affect the value of our common stock.

Risks Related to Our Business

We have a history of significant operating losses and may not be able to sustain or increase profitability if we are unable to substantially increase revenue from our newer products, in which case the market price of our common stock could be adversely affected.

We have significantly increased our operating expenses over the last several years in order to grow our existing Internet operations, introduce and expand new Internet-based products and expand into new lines of business. As a result, we have incurred significant losses in these periods. As of December 31, 2002, we had an accumulated deficit of approximately $34.6 million. We incurred net losses of approximately $1.1 million for the year ended December 31, 2002 and $10.3 million for the year ended December 31, 2001.

We returned to profitability on a quarterly basis only in the third and fourth quarters of 2002. In order to grow as currently contemplated and sustain and increase profitability, we will need to derive an increasing portion of our revenue from our newer businesses, consisting of our K-12 services and our Web-based Admissions Services products, while at the same time effectively controlling costs. If we are unable to do this, we will be unable to execute our current business plan and our operating results may be adversely affected. In order to increase revenue from these newer businesses we must, among other things, successfully:

- continue to increase market acceptance by educators, students and parents of our K-12 services, including continuing to grow the subscriber base of Homeroom.com while increasing subscription fees and renewal rates;
- continue to grow our revenue from higher education institutions that purchase our Web-based products and services; and
- increase the number of students, parents and educators visiting our Web site.

If we are unable to achieve these objectives, we may fail to sustain or increase profitability in subsequent periods, in which case the market price of our common stock may be adversely affected.

If colleges and universities reduce their reliance on standardized admissions tests or states reduce their use of mandated assessments, our business will be materially adversely affected.

The success of our test preparation and K-12 services businesses depends on the continued use of standardized tests. If the use of standardized tests declines or falls out of favor with educational institutions or state and local governments, the markets for many of our products and services will deteriorate and our business will be materially adversely affected.

Our business may be difficult to evaluate because we have limited experience generating revenue from some of our newer products.

We have a limited operating history with some of our newer products. Our Princeton Review Online test preparation courses and our K-12 products were first introduced in 2000. The business we acquired from Embark in October 2001 also represents a new form of revenue stream for us. Because of our limited operating history with these businesses, our overall business may be difficult to evaluate.

We face intense competition that could adversely affect our revenue, profitability and market share.

The markets for our products and services are highly competitive, and we expect increased competition in the future that could adversely affect our revenue, profitability and market share. Our current competitors include but are not limited to:

- providers of online and offline test preparation, admissions assistance and career counseling to prospective higher education students, with our primary national competitor in this area being Kaplan, Inc.;
- companies that provide prospective students with Internet-based information about higher education institutions as well as companies that provide these institutions with access to the student market;
- companies that provide K-12 software, Internet-based and other educational assessment and remediation products and services to students, parents, educators and educational institutions;
- traditional print media companies that publish books and magazines about standardized test preparation and college and graduate schools and offer admissions information and services to students and educational institutions; and
- non-profit and membership educational organizations that offer both face-to-face and Internet-based products and services to assist individuals and educational organizations with counseling, marketing and student applications.

Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and respond more quickly than we can to new technologies or changes in customer preferences. We may not be able to maintain our competitive position or otherwise compete effectively with current or future competitors, especially those with significantly greater resources.

Some of our competitors that provide K-12 online education products may have more experience, larger customer bases and greater brand recognition in that market. Further, established companies with high brand recognition and extensive experience providing various educational products to the K-12 market may develop online products and services that are competitive with our Homeroom.com subscription service.

Negative developments in school funding could reduce our institutional revenue.

We expect to derive a growing portion of our revenue from sales of our products and services to educational institutions, including our K-12 and ECOS products. Our ability to generate revenue from these sources may be adversely affected by decreased government funding of education. Public school funding is heavily dependent on support from federal, state and local governments and is sensitive to government budgets. In addition, the government appropriations process is often slow and unpredictable. Funding difficulties also could cause schools to be more resistant to price increases in our products, compared to other businesses that might be better able to pass on price increases to their customers.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility or adversely affect our stock price.

We experience, and we expect to continue to experience, seasonal fluctuations in our revenue because the markets in which we operate are subject to seasonal fluctuations based on the scheduled dates for standardized admissions tests and the typical school year. These fluctuations could result in volatility or adversely affect our stock price. In addition, as our revenue grows, these seasonal fluctuations may become more evident. We typically generate the largest portion of our test preparation revenue in the third quarter. The electronic application revenue from the business we acquired from Embark is highest in the first and fourth quarters, corresponding with the busiest times of year for submission of applications to academic institutions. Our K-12 services division may also experience seasonal fluctuations in revenue, but we are not yet able to predict the impact of seasonal factors on this business with any degree of accuracy.

Our quarterly revenue and operating results are not indicative of future performance and are difficult to forecast.

Our quarterly operating results may not meet expectations of public market analysts or investors, which could cause our stock price to decline. In addition to the seasonal fluctuations described above, our operating results may vary from quarter to quarter in response to a variety of other factors beyond our control, including:

- our customers' spending patterns, which, in some cases, are difficult to predict;
- the timing of school districts' funding sources and budget cycles;
- the timing of expirations and renewals of educational institution subscriptions;
- variations in product mix;
- the timing of corporate sponsorships and advertising; and
- non-recurring charges incurred in connection with acquisitions or other extraordinary transactions.

Due to these factors, we believe that quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict the future performance of our stock price. In addition, our past results may not be indicative of future performance because several of our businesses were introduced or acquired relatively recently.

Termination or interruption of our relationships with McGraw-Hill or Random House could significantly reduce our revenue.

Any termination of, or difficulties with, our relationships with McGraw-Hill or Random House could significantly reduce our revenue. We derive significant revenue from our services rendered to McGraw-Hill. These services consist of developing content for their K-12 textbooks and workbooks and other ancillary services. Revenue from McGraw-Hill represented approximately 4% of our revenue in 2002 and 7% of our revenue in 2001. Revenue from McGraw-Hill represented approximately 36% of the revenue reported in our K-12 Services division in 2002 and 82% of the revenue reported in that division in 2001. Our contract with McGraw-Hill is scheduled to expire in September 2003. While we expect to continue to provide certain services to McGraw-Hill following the expiration of this existing agreement, we can not predict at this time the extent of such services or the revenue we may derive from them. We rely on Random House as the publisher and distributor of all of the books we write. Royalties and other fees from books authored by us and published and distributed by Random House represented approximately 4% of our revenue in each of 2002 and 2001. Revenue from Random House represented approximately 25% of the revenue reported in our Admissions Services division in 2002 and 28% of the revenue reported in that division in 2001.

The terms of an existing credit agreement restrict us from engaging in many activities and require us to satisfy various financial tests, and we expect that any significant credit arrangements or facilities we obtain in the future will contain similar restrictions and requirements.

The credit agreement governing the indebtedness that we assumed as part of our acquisition of Embark's business contains covenants that restrict, among other things, our ability to incur additional debt, pay cash dividends, create liens, change our fundamental organization or lines of business, make investments, engage in transactions with affiliates, and engage in certain significant corporate transactions. This credit agreement also requires us to maintain specific financial ratios. Events beyond our control could affect our ability to meet those financial ratios, and we cannot be certain that we will meet them. A breach of any of the covenants contained in the credit agreement could allow our lender to declare all amounts outstanding under the credit agreement to be immediately due and payable. We have pledged substantially all of our assets to our lender to secure the debt, and the debt is guaranteed by all of our subsidiaries.

We may seek to obtain one or more additional credit facilities in the near future. We expect that any credit facilities we obtain will contain restrictions and requirements as or more restrictive than those described above.

If we are not able to continually enhance our Internet-based products and services and adapt them to changes in technology, our future revenue growth could be adversely affected.

If our improvement and adaptation of our Internet-based products and services is delayed, results in systems interruptions or is not aligned with market expectations or preferences, our revenue growth could be adversely affected. The Internet is a rapidly evolving environment, and the technology used in Internet-related products changes rapidly. As Internet-based industries continue to experience rapid technological changes, we must quickly modify our solutions to adapt to emerging Internet standards and practices, technological advances, and changing user and sponsor preferences. Ongoing enhancement of our Web site and related technology will entail significant expense and technical risk. We may use new technologies ineffectively or fail to adapt our Web site and related technology on a timely and cost-effective basis.

If we are unable to renew our agreements with our franchisees, or if our franchisees contest our interpretation of those agreements, our ability to offer our products in our franchisees' territories could be adversely affected, which could adversely affect our revenue.

If we are unable to renew our agreements on favorable terms with our franchisees, or if any of those franchisees contest our interpretation of our rights and obligations under these

agreements, then our ability to deliver our products and services within their franchise territories could be hindered, and our revenue could be adversely affected. Through a series of franchise agreements and other agreements, our independent franchisees have various rights to provide test preparation products and services under the Princeton Review brand within specified territories, and to use our trademarks and other intellectual property in connection with providing these services. Similarly, we have various rights to market and sell our products and services in the franchisees' territories. Our agreements have been reviewed and renegotiated to accommodate our business goals and the goals of our franchisees as they have both developed over the years. The majority of our franchise agreements expire on December 31, 2005. Our agreements governing the royalty payment terms applicable when we offer our Princeton Review Online products to customers in franchisee territories expired on December 31, 2002. While we and our franchisees continue to operate in accordance with the framework of our prior agreements with respect to these royalties and we anticipate entering into renewals of these agreements shortly with all of our domestic franchisees through 2005, we currently do not have such written agreements in place.

We rely on our relationships with third parties to attract visitors to our Web site. These relationships may terminate or may not produce a significant number of visitors, which could adversely affect our business and our ability to increase our revenue.

As we expanded our Internet-based businesses, we have expanded our contractual relationships with third party Web sites to attract a portion of the user traffic on our Web site. These relationships may terminate or may not produce a significant number of visitors, which could adversely affect our business and our ability to increase our revenue. We have entered into agreements with, MSN, Yahoo and the providers of other third party Web sites to either redirect their users to our Web site or to display our branded content and tools in order to drive co-registration on our Web site. There can be no assurance that we will be able to maintain these existing agreements. Our failure to maintain and fully capitalize on these existing relationships could reduce, or prevent us from increasing, the number of visitors to our Web site, which could make it more difficult for us to generate subscription revenue, market our products and attract corporate sponsors.

If we do not adequately protect the intellectual property rights to our products and services, we may lose these rights and our business may suffer materially.

Failure to protect our intellectual property could materially adversely affect our business. We depend on our ability to protect our brand, our products and services and the systems that deliver those products and services to our customers. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to protect these products. These intellectual property rights distinguish our products and services from those of our competitors. If others are able to copy, use and market these products and delivery systems, then we may not be able to maintain our competitive position. Despite our best efforts, we cannot assure you that our intellectual property rights will not be infringed, violated or legally imitated. Existing laws do not provide complete protection and policing the unauthorized use of our products and services requires significant resources.

The absence of a federal registration of our "The Princeton Review" service mark and trademark may make it more difficult and expensive for us to prevent others from using the mark and could otherwise significantly harm our business.

We have used "The Princeton Review" as our principal service mark since 1982. Although we applied to register the mark, our application for registration was opposed by Princeton University, and has since been abandoned. No one, including Princeton University, has objected to our use, as distinguished from federal registration, of "The Princeton Review" as a service mark during the many years we have used it. The absence of a federal registration of our mark, however, may make the enforcement of our exclusive right to use the mark against possible future infringers more difficult and costly. In addition, if we are unable to prevent a competitor or another business

from using "The Princeton Review" or similar marks, then we could lose customers or suffer a dilution of the prominence of our principal mark. It is also possible that Princeton University could object to our continued use of the mark. Litigation involving our rights to "The Princeton Review" marks could be costly, and we cannot predict with any certainty its outcome. Moreover, if we were prevented from using "The Princeton Review" as our service mark or trademark and licensing the mark to our franchisees, our business would be significantly harmed.

If our products and services infringe the intellectual property rights of others, this may result in costly litigation or the loss of our own intellectual property rights, which could materially adversely affect our business.

Competitors and others may claim that we have infringed their current or future intellectual property rights. The defense of any lawsuit, whether with or without merit, could be time-consuming and costly. If a lawsuit against us is successful, we may lose, or be limited in, the rights to offer our products and services. Any proceedings or claims of this type could materially adversely affect our business.

We may be held liable for the content of materials that we author, content available on our Web site or products sold through our Web site.

We may be subject to claims for defamation, negligence, copyright or trademark infringement or other legal theories based on the content of materials that we author, and content that is published on or downloaded from our Web sites, accessible from our Web sites through links to other Web sites or posted by our users in chat rooms or bulletin boards. These types of claims have been brought, sometimes successfully, against online services as well as print publications in the past. Although we carry general liability insurance, our insurance may not cover potential claims of this type, such as trademark infringement or defamation, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. In addition, these claims, with or without merit, would result in diversion of our management personnel and financial resources. Further, if print publications that we author contain material that customers find objectionable, these publications may have to be recalled, which could result in lost revenue and adverse publicity.

The loss of our senior management could have a material adverse effect on our business.

We depend on the continued service of our senior management. The loss of any of our Chief Executive Officer, John Katzman, our President and Chief Operating Officer, Mark Chernis, or our Chief Financial Officer, Stephen Melvin, could materially adversely affect our business.

Our business may be harmed by actions taken by our franchisees that are outside our control.

Approximately 6% of our 2002 revenue was derived from royalties paid to us by our franchisees and from sales of our course and marketing materials to these franchisees. The quality of franchised test preparation operations may be diminished if our franchisees do not successfully provide test preparation services in a manner consistent with our standards and requirements, or do not hire and train qualified managers or instructors. As a result, our image and reputation may suffer and our revenue could decline.

Franchise regulations could limit our ability to terminate or replace unproductive franchises, which could adversely affect our results of operations, and could limit our ability to expand internationally through franchising.

Applicable laws may delay or prevent us from terminating an unproductive franchise or withholding consent to renewal or transfer of a franchise, which could have an adverse effect on franchise royalties. We are subject to both federal and state laws regulating the offer and sale of franchises. These laws also frequently apply substantive standards to the relationship between

franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise. Some foreign countries also have laws affecting the offer and sale of franchises within their borders and to their citizens and U.S. federal and state franchise regulation may be applicable to our efforts to establish franchises abroad. Failure to comply with these laws could limit or preclude our ability to expand internationally through franchising.

Compliance with federal, state and international franchise laws can be costly and time consuming, and we cannot be certain that we will not encounter delays, expenses or other difficulties in this area. Further, the nature and effect of any future legislation or regulation of our franchise operations cannot be predicted.

If we need but are unable to obtain additional capital to expand our operations and invest in new products and services, our business may be adversely affected.

In the future we may require substantial additional capital to finance ongoing operations or the growth of our business. To the extent that our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to raise additional funds. We cannot be certain that we will be able to obtain additional financing on favorable terms. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

- further develop or enhance our services and products;
- acquire necessary technologies, products or businesses;
- expand operations in the United States or internationally;
- hire, train and retain employees;
- market our services and products; or
- respond to competitive pressures or unanticipated capital requirements.

Interest expense and other charges related to our recent acquisitions could negatively affect our results of operations.

In connection with our acquisitions of the businesses of Embark and several of our franchisees over the last three years, we incurred indebtedness in an aggregate amount of approximately $33.6 million, a portion of which was repaid from the proceeds of our initial public offering. As of December 31, 2002, approximately $7.0 million of this indebtedness remained outstanding, bearing interest at a weighted average interest rate of approximately 7.6% per year. Interest expense associated with this indebtedness will increase our net loss or reduce our earnings.

Additionally, in connection with these acquisitions, we recorded a total of approximately $31.2 million of goodwill. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 requires goodwill and other intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. To the extent these assets are deemed to be impaired, they must be written down. Any such write down would adversely affect our operating results. We adopted SFAS 142 as of January 1, 2002. As of December 31, 2002, we had unamortized goodwill of $30.0 million related to these acquisitions.

We may engage in future acquisitions that could dilute the equity interest of our stockholders, increase our debt or cause us to assume contingent liabilities, all of which may have a detrimental effect on the price of our common stock. If any acquisitions are not successfully integrated with our business, our ongoing operations could be negatively affected.

We may acquire the businesses of our remaining domestic franchisees or other businesses, products or technologies in the future. To facilitate future acquisitions, we may take actions that

could have a detrimental effect on our financial condition, results of operations or the price of our common stock, including:

- issuing equity securities or convertible debt securities, which would dilute current stockholders' percentage ownership;
- incurring substantial debt; or
- assuming contingent liabilities.

Acquisitions also entail numerous business risks, including:

- difficulties in assimilating acquired operations, technologies or products;
- unanticipated costs that could materially adversely affect our results of operations;
- negative effects on our reported results of operations from acquisition related charges and amortization of acquired technology and other intangibles;
- diversion of management's attention from other business concerns;
- adverse effects on existing business relationships with suppliers and customers;
- risks of entering markets in which we have no or limited prior experience; and
- the potential inability to retain and motivate key employees of acquired businesses.

If we fail to manage our growth effectively, our business may be harmed.

In recent periods we have significantly increased our work force, introduced a number of new products, made substantial enhancements to our existing products and consummated several acquisitions. At December 31, 2002, we had 470 full time employees, as compared with 335 full time employees at December 31, 2000. This recent growth has placed, and our anticipated growth in future operations will continue to place, significant demands on our management, and strain our operational, financial and technological resources. We expect that further expansion of our operations will be required to successfully implement our business strategy, including the continued enhancement of our product and service offerings and the potential consummation of additional strategic acquisitions. In order to manage our growth effectively, we must continue to improve our operational, management and financial systems, procedures, and controls on a timely basis. If we fail to manage our growth effectively, our business could be materially and adversely affected.

We could be liable for events that occur at our test preparation facilities, and a liability claim against us could aversely affect our reputation and our financial results.

We could become liable for the actions of instructors and other personnel at the facilities we use to provide our classroom-based test preparation courses. In the event of on-site accidents, injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. Although we maintain liability insurance, this insurance coverage may not be adequate to protect us fully from these claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A successful liability claim could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, entail substantial expense and divert the time and attention of key management personnel.

If the use of the Internet does not grow as anticipated, our revenue could decline and our business would be harmed.

We depend, in part, on the increased acceptance and use of the Internet by consumers and educational institutions, particularly students, parents, colleges, universities and elementary and secondary schools. Rapid growth in the use of the Internet is a relatively recent occurrence, and if the use of the Internet does not grow as anticipated, our revenue could decline and our business would be harmed. The market for Internet-based products and services is characterized by rapid technological change and product innovation, unpredictable product life cycles and unpredictable

user preferences. Acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced products and services over the Internet are subject to a high level of uncertainty, and we, therefore, cannot predict whether the market for Internet-based educational products will continue to grow.

If we experience system failures, our reputation may be harmed and users may seek alternate service providers causing us to lose revenue.

If our primary and backup computer systems were to fail or be disrupted, our services could be interrupted and we may lose revenue and future business. We depend on the efficient and uninterrupted operation of our computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from floods, fires and power loss and similar events, as well as computer viruses, break-ins, sabotage, intentional acts of terrorism, vandalism and other misconduct and disruptions or delays occurring throughout the Internet network infrastructure. Although all of our material systems are redundant, short-term service interruptions may take place if our primary systems were to fail or be disrupted and we are forced to transition to backup systems. Substantially all of the computer hardware for operating our Web site is currently located at our headquarters in New York, New York. Accordingly, our Internet operations are dependent on our ability to maintain our systems in effective working order and to protect them from disruptive events. We do not have a formal disaster recovery plan, and our insurance policies may not adequately compensate us for any losses that may occur due to failures of or interruptions in our systems.

In addition, the system failures of third party Internet service providers, online service providers and other Web site operators could produce interruptions in our service for those users who access our services through these third party providers. Service interruptions could reduce our revenue and our future revenue will be harmed if our users believe that our system is unreliable.

If our computer systems are unable to accommodate a high volume of traffic on our Web site, the growth of our revenue could be reduced or limited.

If the volume of traffic on our Web site increases beyond our capacity, customers may experience delays and interruptions in service. As a result, they may seek the products and services of our competitors and the growth of our revenue could be reduced or limited. Because we seek to generate a high volume of traffic and accommodate a large number of customers on our Web site, the satisfactory performance, reliability and availability of our Web site, processing systems and network infrastructure are critical to our reputation and our ability to serve our customers. If the volume of traffic on our Web site continues to increase, we will need to expand and upgrade our technology, transaction processing systems and network infrastructure. While slower response times have not had a material effect on our results of operations to date, our Web sites have in the past and may in the future experience slower response times due to increased traffic.

Future regulations or the interpretation of existing laws pertaining to the Internet could decrease the demand for our products or increase the cost of doing business.

Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business, decrease the demand for our products and services, or otherwise harm our business. We must comply with a variety of federal and state laws affecting the content of materials distributed over the Internet, as well as regulations and other laws restricting the collection, use and disclosure of personal information that we may obtain in the course of providing our online services. In particular, we must comply with the Children's Online Privacy Protection Act, which, as implemented, mandates that we obtain verifiable, informed parental consent before we collect, use or disclose personal information from children under the age of 13. Future laws or regulations may relate to information retrieved from or

transmitted over the Internet, consumer protection, online content, user privacy, taxation and the quality of products and services. Compliance with future laws and regulations, or existing laws as they may be interpreted in the future, could be expensive, time consuming, impractical or impossible.

We may be liable for invasion of privacy or misappropriation by others of our users' information, which could adversely affect our reputation and financial results.

Some of our services require the disclosure of sensitive information by the user. We rely on a number of security systems for our services to protect this information from unauthorized use or access. We cannot predict whether new technological developments could circumvent these security measures. If the security measures that we use to protect personal information or credit card information are ineffective, we may be subject to liability, including claims for invasion of privacy, impersonation, unauthorized purchases with credit card information or other similar claims. In addition, the Federal Trade Commission and several states have investigated the use of personal information by certain Internet companies. We could incur significant expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our stock price has been and may continue to be volatile, which could adversely affect our stockholders.

Our common stock has been publicly traded only since June, 2001. Since our initial public offering, the market price of our common stock has been volatile, and it may continue to be volatile as a result of one or more of the following factors, most of which are beyond our control:

- variations in our quarterly operating results;
- changes in securities analysts' estimates of our financial performance;
- loss of a major customer or failure to complete significant transactions;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in market valuations of similar companies;
- the discussion of our company or stock price in online investor communities such as chat rooms;
- additions or departures of key personnel; and
- fluctuations in stock market price and volume.

In addition, the market prices of the securities of Internet-related companies have been volatile, and have experienced fluctuations that often have been unrelated to or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our stock. In the past, securities class action lawsuits alleging fraud have often been filed against a company following periods of volatility in the market price of its securities. In the future, we may be the target of similar lawsuits. If a lawsuit were to be filed against us, it could result in substantial costs and the diversion of our management's attention and resources, which could seriously harm our financial results or result in a decline in the market price of our common stock. Declines in the market price of our common stock could also harm employee morale and retention, our ability to attract qualified employees and our access to capital.

We have anti-takeover protections, which may discourage or prevent a takeover of us, even if an acquisition would be beneficial to our stockholders.

Certain provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for another company to acquire us, even if a takeover would benefit our stockholders. The provisions in our corporate documents:

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;
- establish a staggered board of directors, so that it would take three successive annual meetings to replace all directors;
- prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- prohibit stockholders from calling special meetings of stockholders;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in our control, which may depress the market price of our common stock.

Concentration of ownership among our existing executive officers and directors may make it more difficult for other stockholders to influence significant corporate decisions and may hinder a change of control.

As of March 25, 2003, our present directors and executive officers and their affiliates beneficially owned approximately 39% of our outstanding common stock. In particular, John S. Katzman, our Chief Executive Officer, beneficially owned approximately 35% of our outstanding common stock. This concentration of ownership may make it more difficult for other stockholders to influence matters requiring stockholder approval and may have the effect of delaying, preventing or deterring a change in control of our company, thereby possibly depriving our stockholders of an opportunity to receive a premium for their common stock as part of any sale or acquisition.

Executive Officers

The following table sets forth information with respect to our executive officers as of March 27, 2003.

Name	Age	Position
John S. Katzman	43	Chairman and Chief Executive Officer
Mark Chernis	36	President, Chief Operating Officer and Secretary
Stephen Melvin	51	Chief Financial Officer and Treasurer
Stephen Quattrociocchi	40	Executive Vice President, Test Preparation Services Division
Linda Nessim-Rubin	35	Executive Vice President, Communications
Bruce Task	52	Executive Vice President, Princeton Review Ventures
Steven Hodas	43	Executive Vice President, Strategic Development
Robert L. Cohen	37	Executive Vice President, General Manager K-12 Services Division
Young J. Shin	36	Executive Vice President, General Manager Admissions Services Division
Curtis Brown	39	Senior Vice President, Chief Technical Officer

John S. Katzman, Chairman and Chief Executive Officer, founded our company in 1981. Mr. Katzman has served as our Chief Executive Officer and director since our formation. Mr. Katzman served as our President from 1981 until August 2000. Mr. Katzman is the brother of Richard Katzman, one of the other members of the board of directors. Mr. Katzman received a BA from Princeton University.

Mark Chernis, President, Chief Operating Officer and Secretary, joined us in 1984. Mr. Chernis has served as Chief Operating Officer and Secretary since 1995 and became President in August 2000. From 1989 to 1995, Mr. Chernis served as our Vice President, Operations. From 1984 to 1989, Mr. Chernis served as a systems analyst. Mr. Chernis received a BA from Vassar College.

Stephen Melvin, Chief Financial Officer and Treasurer, joined us in 1998. From 1996 to 1998, he served as Vice President of Solow Realty Company where he was responsible for overseeing the property management business. From 1987 to 1996, Mr. Melvin was Chief Financial Officer of Western Heritable Investment Corporation, a real estate investment and management company. From 1983 to 1987, Mr. Melvin served as Controller of Private Satellite Network, Inc. From 1978 to 1983, Mr. Melvin was Assistant Corporate Controller of Paramount Pictures Corp. From 1974 to 1978, Mr. Melvin was a Certified Public Accountant at Deloitte & Touche LLP. Mr. Melvin received a BA from the University of Virginia and an MS from New York University.

Stephen Quattrociocchi, Executive Vice President, Test Preparation Services division, joined us in 1988. Since 1997, he has served as Executive Vice President of our Test Preparation Services division. From 1991 to 1997, Mr. Quattrociocchi served as Vice President of Course Operations. Mr. Quattrociocchi received a BS from the Massachusetts Institute of Technology and an MBA from the Wharton School.

Linda Nessim-Rubin, Executive Vice President, Communications, joined us in 1990. Ms. Nessim-Rubin has served in her current capacity since 1998. She manages the Princeton Review brand and oversees communications and marketing, as well as human resources. From 1995 to 1998, she was Vice President, Marketing Operations. Prior to joining us, Ms. Nessim-Rubin worked as an Account Executive for Hakahudo Advertising. Ms. Nessim-Rubin received a BFA from Parsons School of Design.

Bruce Task, Executive Vice President, Princeton Review Ventures, joined us in 1987. From 1997 to early 2000, he served as Executive Vice President of Strategic Planning. From 1996 to 1997, he served as Vice President of Research and Development, and from 1988 to 1995 he served as our Chief Financial Officer. From 1987 to 1988, Mr. Task was director of our Washington, D.C. office. Mr. Task received a BS from C.W. Post College.

Steven Hodas, Executive Vice President, Strategic Development, joined us in 1995. From 1995 to 1999, Mr. Hodas served as our Vice President, Online Services. From 1993 to 1995, Mr. Hodas served as Project Manager for the NASA K-12 Internet Initiative where he was responsible for advising the White House and federal and state agencies on school technology policy. Mr. Hodas received a BA from Sarah Lawrence College.

Robert L. Cohen, Executive Vice President, General Manager K-12 Services division, joined us in March 2001. From 1985 to March 2001, Mr. Cohen was President of Princeton Review of New Jersey. Since 1986, Mr. Cohen has also co-owned and operated a number of other Princeton Review franchises. Mr. Cohen became an executive officer in connection with our acquisition of the businesses of Princeton Review of Boston and Princeton Review of New Jersey. Mr. Cohen attended Princeton University.

Young J. Shin, Executive Vice-President, General Manager Admissions Services division, joined us in February 2003. From October 2002 to February 2003, Mr. Shin served as the Chief Executive Officer of eduAdvisors, LLC, an education marketing company. In 1995, Mr. Shin co-founded Embark.com, Inc., a provider of online college and graduate school information and application services, the assets of which we acquired in October 2001. Mr. Shin served as Embark's Chairman of the Board from 1995 until February 2003, as Embark's Chief Technology Officer from 2000 to 2001 and its President and Chief Executive Officer from 1995 to 2000. From 1991 to 1994, Mr. Shin was a Technical Specialist and Consulting Practice Manager at Seer Technologies, Inc. a computer aided software company. Mr. Shin received a BS from Massachusetts Institute of Technology and a BS from Massachusetts Institute of Technology's Sloan School of Management.

Curtis Brown, Senior Vice-President, Chief Technology Officer, joined us in July 2002. From 2000 to 2002, Mr. Brown served as Chief Technology Officer of Oxygen Media, Inc., a cable television, Internet and media company. From 1999 to 2000, Mr. Brown served as Chief

Technology Officer of SkyMall, Inc., a specialty retailer that sells products via in-flight catalogues and an e-commerce Web site. From 1994 to 1999, Mr. Brown served as Senior Technical Director of N2K/CDnow, Inc., a company that promotes, markets and sells music on the Internet. Mr. Brown received a BA from New York University.

Item 2. Properties

Our headquarters are located in New York, New York, where we lease approximately 30,000 square feet of office space under a lease that expires on August 31, 2010. As of December 31, 2002, we also leased an aggregate of approximately 217,000 square feet of office space for additional operations in New York, New York and our 39 regional offices located in Alabama, Arizona, California, Georgia, Hawaii, Illinois, Kansas, Louisiana, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, Ohio, Oregon, Pennsylvania, Texas, Washington, Washington D.C. and Canada.

Item 3. Legal Proceedings

From time to time, we are involved in legal proceedings incidental to the conduct of our business. We are not currently a party to any legal proceeding which, in the opinion of our management, is likely to have a material adverse effect on us.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

Price Range of Common Stock

Our common stock has traded on the Nasdaq National Market under the symbol "REVU" since our initial public offering on June 19, 2001. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

Fiscal Year 2001:	High	Low
Second Quarter (beginning June 19, 2001)	$11.10	$7.50
Third Quarter	11.10	5.88
Fourth Quarter	8.15	4.16
Fiscal Year 2002:	**High**	**Low**
First Quarter	$ 9.41	$6.70
Second Quarter	10.15	6.81
Third Quarter	9.00	4.75
Fourth Quarter	6.54	4.80

As of March 25, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $4.30 per share. As of March 25, 2003, there were 99 stockholders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividend Policy

We have never declared or paid any cash dividends on our common stock or other securities and we do not intend to pay any cash dividends with respect to our common stock in the foreseeable future. We currently intend to retain any earnings for use in the operation of our business and to fund future growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2002, the following securities were authorized for issuance under our 2000 Stock Incentive Plan:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	*Weighted-average* exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Stock incentive plan	2,413,362	$7.32	124,638

Recent Sales of Unregistered Securities

On April 19, 2002, pursuant to the exercise of a call option in a limited liability company agreement, we issued 45,803 shares of our common stock to Educational Directions, Inc. in exchange for Educational Directions' 51% ownership interest in Princeton Review Carolinas, LLC. We issued these shares in reliance on the exemption from registration provided by Regulation D promulgated under the Securities Act of 1933 as a transaction not involving a public offering.

Initial Public Offering and Use of Proceeds from Sales of Registered Securities

Our Registration Statement on Form S-1 (File No. 333-43874) related to our initial public offering was declared effective by the Securities and Exchange Commission on June 18, 2001. Through the end of the reporting period covered by this Annual Report on Form 10-K, we have used approximately $19.6 million of the net proceeds from the initial public offering for working capital and other general corporate purposes and $29.9 million of the net proceeds to repay outstanding indebtedness, including accrued interest, under our previously existing credit facilities.

Item 6. Selected Consolidated Financial Data

The consolidated statement of operations data for each of the years ended December 31, 2002, 2001 and 2000, and the consolidated balance sheet data as of December 31, 2002 and 2001 has been derived from our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 1999 and 1998 and the consolidated balance sheet data as of December 31, 2000, 1999 and 1998 has been derived from our audited consolidated financial statements which are not included in this Annual Report on Form 10-K. The information shown below is qualified by reference to and should be read together with our consolidated financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. We have calculated the weighted average shares used in computing net income (loss) per share as described in Note 1 to our consolidated financial statements.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue					
Test Preparation Services	$ 65,935	$ 53,936	$ 34,048	$30,126	$28,323
Admissions Services	13,964	8,924	4,480	5,064	4,464
K-12 Services	9,337	6,255	5,351	5,113	959
Total revenue	89,236	69,115	43,879	40,303	33,746
Cost of revenue					
Test Preparation Services	18,680	17,019	11,532	9,759	9,844
Admissions Services	4,059	2,526	965	1,469	1,672
K-12 Services	3,327	2,198	967	1,942	384
Total cost of revenue	26,066	21,743	13,464	13,170	11,900
Gross profit	63,170	47,372	30,415	27,133	21,846
Operating expenses					
Selling, general and administrative	64,353	60,993	55,634	29,693	23,204
Loss on extinguishment of debt	—	3,130	—	—	—
Impairment of investment	344	—	—	—	—
Total operating expenses	64,697	64,123	55,634	29,693	23,204
Loss from continuing operations	(1,527)	(16,751)	(25,219)	(2,560)	(1,358)
Gain on distribution/sale of securities and other assets	—	—	7,597	1,049	732
Income from discontinued operations	—	—	—	—	3,524
Net (loss) income	(1,090)	(10,334)	(8,172)	(2,044)	2,109
Net (loss) income attributed to common stockholders	$ (1,090)	$(14,599)	$(15,085)	$(7,711)	$ 1,575
Net (loss) income per share—basic and diluted:					
Loss from continuing operations	$ (0.04)	$ (0.68)	$ (1.07)	$ (0.74)	$ (0.19)
Income from discontinued operations	—	—	—	—	0.34
Net (loss) income per share—basic and diluted	$ (0.04)	$ (0.68)	$ (1.07)	$ (0.74)	$ 0.15
Weighted average basic and diluted shares used in computing net (loss) income per share	27,239	21,383	14,075	10,404	10,404

	As of December 31,				
	2002	2001	2000	1999	1998
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 11,963	$ 21,935	$ 4,874	$ 2,658	$ 1,519
Total assets	112,116	111,833	58,575	53,698	13,459
Long-term debt, net of current portion	5,656	6,830	560	538	264
Series A redeemable convertible preferred stock	—	—	29,202	—	—
Class B redeemable non-voting common stock	—	—	20,572	10,376	4,709
Stockholders' equity (deficit)	79,298	80,233	(14,836)	23,405	(1,643)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those described under "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We develop, market and sell integrated classroom-based, print and online products and services to students, parents, educators and educational institutions. We operate our businesses through three divisions, each of which combines our traditional and online products and services. Our Test Preparation Services division provides classroom-based and Princeton Review Online test preparation courses and tutoring and admissions counseling services and receives royalties from our independent franchisees who provide classroom-based courses under the Princeton Review brand. Our Admissions Services division sells our Web-based admissions and application management products to educational institutions, operates our Princetonreview.com Web site and authors our print and software titles published primarily by Random House. Finally, our K-12 Services division provides a number of services to K-12 schools and school districts and authors workbooks and creates Princeton Review branded content for textbooks published by McGraw-Hill.

Historically, we have derived the majority of our revenue from the services provided by our Test Preparation Services division, which accounted for approximately 74% of our revenue in 2002. Our Internet-based products and services were introduced or substantially expanded over the last three years in order to complement our core products, create online revenue streams and enter new lines of business. In October 2001, we acquired the business of Embark, which further augmented our online offerings by significantly expanding the Web-based products we offer to academic institutions. Primarily as a result of our heavy investment in these newer businesses, we have incurred losses from continuing operations and net losses in the last several years. However, in 2001 and 2002, as revenue from our newer businesses has grown, we have narrowed our operating losses significantly, and returned to profitability on a quarterly basis in each of the last two fiscal quarters of 2002. During this period, the percentage of our revenue derived from our newer businesses has also increased. In order to sustain and increase profitability we will need to continue to grow the percentage of revenue we derive from these newer businesses, while effectively controlling costs.

Revenue

Test Preparation Services. The Test Preparation Services division derives revenue primarily from:

- classroom-based and online test preparation courses and tutoring services, which consists of tuition and fees paid to our company-operated sites. We recognize revenue from tuition paid for our courses over the life of the course, which is usually from five to 10 weeks depending on the course type. Tutoring revenue is based on an hourly fee and is recognized as the services are delivered. Course and tutoring revenue represented approximately 66% of our total revenue in 2002.
- royalty fees paid to us by our independent franchisees. These royalties are 8% of all cash receipts collected by our franchisees for all test preparation and tutoring services performed by them under the Princeton Review name. Our franchise contracts have an average term of 10 years and automatically renew with the payment of a renewal fee and satisfaction by the franchisees of requirements for renewal. Royalties received from franchisees also include a per student fee paid by our franchisees for use by their students of our online supplemental course tools. Starting in July 2001, we began consolidating in our financial results the

advertising fund contributed to by us and our franchisees, and, therefore, royalties now also include a fee of 2% of the franchisees' cash receipts for contribution to the advertising fund. For a description of the advertising fund, see Note 8 to our consolidated financial statements. We recognize revenue from franchise royalties on a monthly basis. This revenue represented approximately 5% of our total revenue in 2002.

- sales of course and marketing materials and other products to our independent franchisees. This revenue is recognized upon the transfer of title to our customers, which occurs on the shipment dates of these materials. This revenue represented approximately 2% of our total revenue in 2002.

Admissions Services. The Admissions Services division derives revenue from:

- Web-based subscription, application and marketing fees. These fees consist of annual subscription fees, application processing fees and setup fees paid to us by academic institutions for our online application and management products, annual subscription fees paid to us by secondary schools for our ECOS product, and annual marketing fees paid to us by academic institutions to promote their programs on our Web site and in our publications. We began earning annual subscription, application processing and set up fees when we acquired the business of Embark. We recognize the subscription and marketing fees over the contract period, which is typically one year. We recognize the application processing fees in the month that the relevant applications are submitted. Setup fees are recognized over a two year period. This revenue represented approximately 9% of our total revenue in 2002.
- authoring books published by Random House and providing content for software. This revenue consists of performance-based fees, including royalties and marketing fees from sales of books and software. We recognize these fees based on sales of the books and software when reported to us by the publishers. Additionally, we earn delivery-based fees from Random House in the form of advances and copy editing fees for books written by us. We recognize these fees as the products are delivered. This revenue represented approximately 4% of our total revenue in 2002.
- sales of advertising and sponsorships to businesses and schools wishing to promote their products, services and programs on our Web site. Advertising and sponsorship revenue is recognized each month based on contractual terms. This revenue represented approximately 2% of our total revenue in 2002.

K-12 Services. The K-12 Services division derives revenue from the services we provide to primary and secondary schools and school districts and from our agreement with McGraw-Hill.

Revenue from the services we provide to Schools and school districts is derived from:

- annual subscription fees for the Homeroom.com subscription service, recognized by us ratably over the life of the subscription period, which is typically one or two years;
- fees for training and professional development for schoolteachers and administrators, which we recognize in the period that the services are provided;
- fees for classroom instruction, principally during after school K-12 programs, which we recognize over the period the courses are delivered; and
- sales of printed materials, which we recognize when the materials are delivered.
- Total revenue we earned from the above services we provided to schools and school districts represented approximately 6% of our total revenue in 2002.

Revenue from our agreement with McGraw-Hill is derived from:

- royalties for Princeton Review branded content that we provide for their textbooks, which we recognize based on sales reported by McGraw-Hill;
- an annual fee for the use of the Princeton Review trademark on materials published by McGraw-Hill, which we recognize pro rata over the entire year; and

- development fees for the production of workbook manuscripts, which we recognize as the products are delivered.

These fees are based on rates and other terms specified in our agreement with McGraw-Hill, which expires in 2003. Under the agreement, the maximum amount of royalties that we can earn in any one year is approximately $1.6 million. Our agreement with McGraw-Hill also contains a non-competition provision that restricts us from entering into a similar agreement during the term of the agreement with anyone engaged in the development, publication and distribution of proprietary educational materials to the pre-K-12 educational market. It also restricts our use, after the expiration of the agreement, of the materials we develop under the agreement by not permitting us to use or publish more than 40% of those materials in competing textbooks or other educational programs. Revenue from our contract with McGraw-Hill represented approximately 4% of our total revenue in 2002. While we expect to continue to provide certain services to McGraw-Hill following the expiration of this existing agreement in 2003, we can not predict at this time the extent of such services or the revenue we may derive from them.

Cost of Revenue

Test Preparation Services. Cost of revenue consists of course expenses of our company-owned operations and cost of materials sold. Course expenses consist of costs incurred to deliver test preparation courses, tutoring and admissions counseling services, including rent of classroom space, teacher salaries, credit card fees, costs of course materials purchased from third party vendors and, during 2000 and part of 2001, a fee of 2% of our cash receipts paid to a national advertising fund contributed to by us and our franchisees. Costs of materials sold are comprised of the costs to manufacture and distribute the course and marketing materials and other products. The largest components of cost of revenue in our Test Preparation Services division are rent of classroom space and teacher salaries, which together accounted for approximately 67% of the cost of revenue of this division in 2002. In the third quarter of 2000, we began paying a royalty to our franchisees in exchange for allowing us to offer our Princeton Review Online courses within their territories. This royalty is calculated as 15% of our revenue from Princeton Review Online courses provided to students residing within our franchisee's territories, net of certain administrative expenses.

Admissions Services. Cost of revenue consists primarily of the costs to author, develop, edit and produce the content for books, software and the admissions services section of our Web site. To the extent these costs relate to revenue which is not recognized until products are delivered, the corresponding costs are also deferred until delivery of the products. Since our acquisition of Embark's business, our cost of revenue also includes the costs to build and maintain our Web based products, which are recognized over the contract period, and credit card fees incurred in connection with processing student applications, which are recognized in the month the applications are processed.

K-12 Services. Cost of revenue consists of costs to author and produce the workbooks, provide training, professional development and after school programs, develop content for textbooks and our Homeroom.com subscription service and develop our question pool. To the extent these costs relate to revenue which is not recognized until products are delivered, the corresponding costs are also deferred until delivery of the products. Beginning with the third quarter of 2000, we began amortizing Web site related content development costs, which are being amortized over seven years.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include payroll and payroll related expenses, advertising expenses and office facility expenses, including rent, utilities, telephone and miscellaneous expenditures, which collectively represented approximately 69% of our total selling, general and administrative expenses in 2002. During 2001 and 2002, as a result of consolidating the advertising fund, selling, general and administrative expenses also include costs associated with national advertising campaigns that benefit our company-owned locations as well as our

independent franchisees. In 2000, selling, general and administrative expenses also include compensation expenses associated with the Phantom Stock Unit (PSU) and Stock Appreciation Rights (SAR) plans formerly maintained by us, as well as the one time compensation expense incurred by us in the second quarter of 2000 as a result of the termination of those plans as part of our restructuring. Compensation expenses in connection with awards under our 2000 Stock Incentive Plan are also recorded in selling, general and administrative expenses in 2000. Finally, the remaining major components of selling, general and administrative expenses include professional fees, travel and entertainment and depreciation and amortization.

(Provision) Benefit for Income Taxes

Until March 31, 2000, we operated as an S corporation with ownership interests in limited liability company subsidiaries. Prior to that time, our earnings were included in the taxable income of our stockholders for federal and some state income tax purposes. We were not subject to income tax on our earnings, other than with respect to state and local jurisdictions that do not recognize the S corporation or LLC structure. State and local taxes were accrued for those jurisdictions that do not recognize the S corporation or LLC structure, at rates reflective of those state and local jurisdictions. As a result of our restructuring from an S corporation to a C corporation, we have become subject to federal, state and local taxes. Accordingly, we now record future tax benefits and deferred tax liabilities and a corresponding tax benefit or tax expense in our statements of operations.

Results of Operations

Comparison of Years Ended December 31, 2002 and 2001

Revenue

Our total revenue increased from $69.1 million in 2001 to $89.2 million in 2002, representing a 29% increase.

Test Preparation Services revenue increased from $53.9 million in 2001 to $65.9 million in 2002, representing a 22% increase, comprised primarily of an increase of approximately $11.2 million in revenue from our company-owned operations and an increase of approximately $1.0 million in royalties from independent franchises. The increased revenue from company-owned operations resulted from an increase of approximately $6.8 million in revenue attributable to the operations acquired from our former franchisees, Princeton Review of Boston, Inc., Princeton Review of New Jersey, Inc., Princeton Review Peninsula Inc., and T.S.T.S., Inc. in 2001, and an increase of approximately $4.4 million at our other locations. Of the $4.4 million increase at our other locations, approximately $3.7 million is attributable to enrollment increases and approximately $700,000 is attributable to average price increases.

Admissions Services revenue increased from $8.9 million in 2001 to $14.0 million in 2002, representing a 56% increase. This increase resulted primarily from an increase of approximately $4.0 million in web-based subscription, application and marketing fees, principally attributable to our acquisition of the business of Embark, and an increase of approximately $1.0 million in book and publication related revenue.

K-12 Services revenue increased from $6.3 million in 2001 to $9.3 million in 2002 representing a 49% increase. This increase resulted primarily from an increase of approximately $3.1 million in revenue from schools for Homeroom.com subscriptions, printed materials, professional development and after school supplemental programs.

Cost of Revenue

Our total cost of revenue increased from $21.7 million in 2001 to $26.1 million in 2002, representing a 20% increase.

Test Preparation Services cost of revenue increased from $17.0 million in 2001 to $18.7 million in 2002, representing a 10% increase. This increase resulted primarily from an increase of approximately $1.6 million in costs associated with the operation of the businesses acquired from Princeton Review of Boston, Princeton Review of New Jersey, Princeton Review Peninsula and T.S.T.S. during 2001, as well as increased costs to service the higher revenue base on the previously owned operations. The increased costs to service the higher revenue base of the company-owned operations was offset by a decrease of approximately $400,000 in royalty expenses due to the consolidation of our advertising fund in July 2001.

Admissions Services cost of revenue increased from $2.5 million in 2001 to $4.1 million in 2002, representing a 61% increase. Approximately $1.1 million of this increase is attributable to the cost of providing web-based subscription and application services relating to products acquired from Embark and approximately $440,000 is attributable to the cost of producing book manuscripts.

K-12 Services cost of revenue increased from $2.2 million in 2001 to $3.3 million in 2002, representing a 51% increase. This increase is primarily attributable to an increase in costs of approximately $500,000 incurred to service the school contracts for the Homeroom.com subscription service, consulting and other services. This increase was partially offset by a decrease of approximately $625,000 in costs associated with our content sales to McGraw Hill and other non-school customers.

Operating Expenses

Selling, General and Administrative. Selling, general and administrative expenses increased from $61.0 million in 2001 to $64.4 million in 2002, representing a 6% increase. This increase resulted primarily from an increase of approximately $2.4 million incurred as a result of our acquisitions of the businesses of our former franchisees, an increase of approximately $1.5 million incurred as a result of our acquisition of the business of Embark and the following, which exclude expenses relating to the foregoing acquired businesses:

- an increase of approximately $1.2 million attributable primarily to personnel related costs, including office rent and expenses, travel and entertainment, employee benefits and recruiting fees;
- an increase of approximately $750,000 in reserves for bad debt related to certain K-12 and Admissions Services customers;
- an increase of approximately $570,000 in Web site technology and development expenses; and
- an increase of approximately $530,000 in professional fees.

These increases were partially offset by the following:

- a decrease of approximately $1.3 million in advertising and marketing expenses; and
- a decrease of approximately $710,000 in salaries and payroll tax expenses, primarily resulting from smaller cash bonuses in 2002, due in part to the fact that a greater percentage of bonuses for 2002 was paid in stock options than for 2001.

Impairment of Investment. In 2002 we recorded a $344,000 impairment charge related to the write-down of our investment in SchoolNet, Inc., a privately held education technology company.

Interest Expense

Interest expense decreased from approximately $2.0 million in 2001 to $624,000 in 2002, representing a decrease of 69%. This decrease resulted primarily from the absence in 2002 of interest expense incurred in 2001 under our former lines of credit with Excel Bank, N.A. and Reservoir Capital Partners, L.P., which we obtained in the fourth quarter of 2000 and repaid in full in June 2001, and from the absence in 2002 of interest expense associated with the amortization of the cost of warrants issued in December 2000.

Comparison of Years Ended December 31, 2001 and 2000

Revenue

Our total revenue increased from $43.9 million in 2000 to $69.1 million in 2001, representing a 58% increase.

Test Preparation Services revenue increased from $34.0 million in 2000 to $53.9 million in 2001, representing a 58% increase, comprised primarily of an increase of approximately $21.2 million in revenue from our company-owned operations. The increased revenue from company-owned operations resulted from the inclusion of approximately $16.0 million in revenue attributable to the operations acquired from our former franchisees in 2001, an increase of approximately $2.5 million attributable to increased enrollment at our other locations and an increase of approximately $2.7 million attributable to average price increases at our other locations. These increases were partially offset by a decrease of approximately $900,000 in royalties from independent franchisees as a result of our acquisition of some of these businesses.

Admissions Services revenue increased from $4.5 million in 2000 to $8.9 million in 2001, representing a 99% increase. This increase resulted primarily from an increase of approximately $4.0 million in Web-based subscription, application and marketing fees, primarily attributable to our acquisition of Embark, and an increase of approximately $260,000 in Internet-based advertising revenue.

K-12 Services revenue increased from $5.4 million in 2000 to $6.3 million in 2001 representing a 17% increase. This increase resulted primarily from an increase of approximately $800,000 in revenue from schools for Homeroom.com subscriptions and training and professional development fees.

Cost of Revenue

Our total cost of revenue increased from $13.5 million in 2000 to $21.7 million in 2001, representing a 61% increase.

Test Preparation Services cost of revenue increased from $11.5 million in 2000 to $17.0 million in 2001, representing a 48% increase. This increase resulted from the inclusion of approximately $4.7 million in costs associated with the operation of the businesses acquired from our former franchisees, and an increase of approximately $700,000 in the cost of delivering our courses, due in part to increased enrollment.

Admissions Services cost of revenue increased from $1.0 million in 2000 to $2.5 million in 2001, representing a 162% increase. This increase resulted primarily from increases of approximately $550,000 related to servicing the business acquired from Embark, $450,000 associated with servicing and maintaining the admissions services section of our Web site, $320,000 of costs associated with marketing fees deferred in 2000 and recognized in 2001 and an increase of approximately $240,000 in costs associated with our book publication business. The increase in cost of revenue related to the book publication business relates to a new policy we adopted in 2001 of allocating staff salaries to the cost of producing specific books, which resulted in the inclusion of these costs in cost of revenue rather than in selling, general and administrative expenses, as was previously the case.

K-12 Services cost of revenue increased from $1.0 million in 2000 to $2.2 million in 2001, representing a 127% increase. This increase is primarily attributable to approximately $400,000 of expense related to the amortization of capitalized costs associated with the development of our Homeroom.com question pool, an increase of approximately $125,000 related to providing services to schools and an increase of approximately $700,000 related to servicing the McGraw-Hill contract. The increase in cost of revenue related to the McGraw Hill contract relates primarily to a new policy we adopted in 2001 of allocating staff salaries to the cost of producing specific workbooks under the contract, which resulted in the inclusion of these costs in cost of revenue rather than in selling, general and administrative expenses, as was previously the case.

Operating Expenses

Selling, General and Administrative. Selling, general and administrative expenses increased from \$55.6 million in 2000 to \$61.0 million in 2001, representing a 10% increase. This increase resulted primarily from an increase of approximately \$7.5 million incurred as a result of our acquisitions of the businesses of our former franchisees, an increase of approximately \$1.6 million incurred as a result of our acquisition of the businesses of Embark and the following, which exclude expenses relating to the foregoing acquired businesses:

- an increase of approximately \$5.1 million in salaries and payroll taxes primarily due to increased headcount;
- an increase of approximately \$1.6 million attributable primarily to personnel related costs, including office rent and expenses, travel and entertainment, employee benefits and recruiting fees;
- an increase of approximately \$500,000 in Web site technology and development expenses resulting primarily from the development of Homeroom.com, Princetonreview.com and our Princeton Review Online products;
- an increase of approximately \$800,000 in advertising and marketing expenses primarily due to the inclusion of the advertising fund expenditures in 2001; and
- an increase of approximately \$400,000 in professional fees incurred primarily as a result of being a public company.

These increases were partially offset by the absence in 2001 of non-recurring charges incurred in 2000, consisting of a charge of approximately \$10.6 million representing the cost associated with the termination of our PSU and SAR plans and the related distribution of stock to our employees, as well as a decrease of approximately \$1.6 million in professional services largely from settlement costs and legal fees associated with a lawsuit settled in 2000.

Loss on Early Extinguishment of Debt. In 2001, we incurred a \$3.1 million expense for the extinguishment of debt when the unamortized cost of the warrants we issued in connection with our previous line of credit with Reservoir Capital Partners, L.P. was written off when the loan balance was repaid.

Gain on Distribution/Sale of Securities and Other Assets

We recorded a gain of \$7.6 million in 2000 related to the distribution of Student Advantage stock to our stockholders and employees in connection with our restructuring.

Interest Expense

Interest expense increased from approximately \$237,000 in 2000 to \$2.0 million in 2001, representing an increase of 762%. This increase resulted primarily from interest expense incurred under our former lines of credit with Excel Bank, N.A. and Reservoir Capital Partners, L.P., which we obtained in the fourth quarter of 2000 and repaid in full in June 2001, and from interest expense associated with the amortization of the cost of warrants issued in December 2000.

Equity Interest in Operations of Affiliates

Equity interest decreased from a loss of \$881,000 in 2000 to a loss of \$34,000 in 2001, representing a 96% decrease, primarily due to our share of the loss in Tutor.com. During 2000 our investment in this affiliate was written down to \$0 and no additional losses were recorded against this investment in 2001.

Liquidity and Capital Resources

Our current primary sources of liquidity are cash and cash equivalents and cash flow from operations. At December 31, 2002, we had approximately \$12.0 million of cash and cash

equivalents. Prior to 1995, our primary source of funding had been cash flow from operations. In 1995, we sold a minority interest in our subsidiaries to Random House for approximately $8.0 million. We have also supplemented cash flow from operations by generating cash from periodic sales of stock of Student Advantage owned by us. Cash from these sales totaled approximately $625,000 in 1998 and $1.1 million in 1999. In 1998, we received approximately $5.1 million from the sale of our software division. In April 2000, we received approximately $27.3 million in gross proceeds from the sale of our Series A preferred stock. In June 2001, we completed our initial public offering, selling 5,400,000 shares of common stock at $11.00 per share. The initial public offering resulted in proceeds to the company of approximately $51.9 million, net of underwriters' commissions and other expenses associated with the offering. A large portion of the proceeds from our sale of Series A preferred stock and initial public offering was used to fund the launch and expansion of our newer, primarily Internet-based, businesses. Primarily as a result of our investment in these newer businesses, we have incurred significant operating losses over the last several years. However, in each of 2001 and 2002 we have significantly narrowed our operating losses and returned to profitability on a quarterly basis for the last two quarters of 2002. While we expect to incur a small operating loss in the first quarter of 2003, we expect to be profitable during the remainder of the year and for the year as a whole. Accordingly, we believe that current cash and cash equivalents and cash generated from operations, will be sufficient to fund our operations for at least the next 12 months.

Net cash provided by operating activities during 2002 was $567,000, resulting primarily from a smaller loss from operations and after adjusting for depreciation, amortization and other working capital items. Net cash used in investing activities during 2002 was $8.9 million, resulting primarily from capital expenditures for equipment, leasehold improvements and software development costs. Net cash used in financing activities during 2002 was $1.6 million, resulting primarily from payments made under our outstanding loan with Comdisco, Inc.

Net cash used in operating activities during 2001 was $6.9 million, resulting primarily from the net loss from operations. Net cash used in investing activities during 2001 was $24.0 million, resulting primarily from our acquisition of the operations of our former franchisees. Net cash provided by financing activities during 2001 was $48.0 million, resulting primarily from the proceeds from our initial public offering in June 2001.

Net cash used in operating activities during 2000 was $16.2 million, resulting primarily from the net loss from operations. Net cash used in investing activities during 2000 was $13.4 million resulting primarily from the purchase of equipment and software and investment in affiliates. Net cash provided by financing activities during 2000 was $31.8 million resulting primarily from proceeds received from the sale of Series A preferred stock and borrowings under a line of credit.

In October 2000, we entered into a loan agreement with Excel Bank, N.A., providing for a $4,500,000 line of credit for short term loans for the acquisition of our independent franchises and for working capital purposes. Amounts borrowed under the credit facility bore interest at a variable annual interest rate equal to the prime rate plus 1%. The $4.5 million borrowed under this line of credit, plus all accrued interest, was repaid in June 2001, using a portion of the proceeds from our initial public offering, and the facility was terminated at that time.

On December 14, 2000, we entered into a loan agreement with Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Associates, L.P., SGC Partners II, LLC, Olympus Growth Fund III, L.P., and Olympus Executive Fund, L.P., providing for a line of credit of up to $25.0 million under which we could borrow up to $18,750,000 for the acquisition of our independent franchises and up to $6,250,000 for general corporate purposes. Amounts borrowed under the credit facility initially bore interest at an annual interest rate of 13%. As part of the loan transaction, the lenders received warrants exercisable for a total of 250,000 shares of our common stock at an exercise price of $0.01 per share, which were automatically exercised upon our initial public offering. In June 2001, the entire outstanding loan balance of approximately $24.7 million, plus all accrued interest, was repaid using a portion of the proceeds from our initial public offering, and the facility was terminated at that time.

On March 2, 2001, as part of the purchase price paid by us for the businesses of Princeton Review of Boston and Princeton Review of New Jersey, we issued two subordinated promissory notes to the sellers totaling $3,625,000. The first promissory note is in a principal amount of $3,125,000, is payable as to principal in 20 equal quarterly installments beginning with the 17th calendar quarter following the closing date of the acquisition and bears interest at the rate of 8.25% per year, payable quarterly. This promissory note was convertible into our common stock at the price per share at which shares of our common stock were sold in our initial public offering for a period of 60 days, beginning on the first anniversary date of the completion of our initial public offering. During this period, the holder of the note had the right to convert 100% or any percentage between 0% and 33% of the unpaid principal amount due under the note into common stock. The second promissory note is in a principal amount of $500,000, bears interest at the rate of 8.25% per year, payable on a quarterly basis, and is payable as to the entire principal amount four years from its date of issuance. This note is not convertible.

On June 18, 2001, as part of the purchase price paid by us for the business of T.S.T.S., we issued a subordinated promissory note to the sellers for approximately $1,475,000. This promissory note is payable as to principal in 10 quarterly installments beginning on January 1, 2004, and bears interest at 8.25% per year, payable quarterly.

On October 1, 2001, we entered into a loan agreement with Comdisco, Inc., under which we assumed $3,400,000 of debt as part of our acquisition of Embark's business. Amounts outstanding under the loan agreement bear interest at an annual rate of 6.25%. The loan is secured by substantially all of our current and future business assets, including membership interests in our subsidiaries, and is guaranteed by our subsidiaries. Under the terms of the loan agreement, we are required to provide the lender with periodic financial statements. In addition, the loan agreement contains covenants typical to a secured loan agreement, including covenants requiring us to maintain financial ratios relating to total indebtedness to net worth, and covenants that restrict, among other things, our ability to incur additional debt, pay cash dividends, create liens, change our fundamental organization or lines of business, make investments, engage in transactions with affiliates, and engage in certain significant corporate transactions. We are required to repay all amounts outstanding under our loan agreement with Comdisco, Inc. by October 1, 2003. As of December 31, 2002, $1.4 million of the loan remained outstanding.

On October 18, 2002, we issued a note for approximately $470,000 to the sellers of the business of The Princeton Review of St. Louis, Inc. as part of the purchase price we paid for these assets. This note is payable in two annual installments of approximately $250,000 each, including interest which is imputed at the rate of 4.8% per year.

We may also seek to obtain one or more credit facilities to provide an added source of liquidity and possibly finance a portion of the purchase price of any future acquisitions that we may make.

As of December 31, 2002 our principal capital commitments consisted of obligations outstanding under our long-term office and classroom leases, obligations under the credit agreement and promissory notes described above and several capital leases of computer equipment. As of December 31, 2002, we operated from leased premises in New York, Alabama, Arizona, California, Georgia, Hawaii, Illinois, Kansas, Louisiana, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, Ohio, Oregon, Pennsylvania, Texas, Washington, Washington D.C., and Canada. As of December 31, 2002, our aggregate minimum annual rental obligations under these leases were approximately $3.1 million for 2003, $2.8 million for 2004 and $2.4 million for 2005. As of December 31, 2002, the annual maturities of our credit agreement and notes payable were approximately $1.6 million in 2003, $0.9 million in 2004 and $1.6 million in 2005. As of December 31, 2002, our future minimum capital lease obligation payments were approximately $260,000 for 2003, $212,000 for 2004 and $77,000 for 2005.

Our future capital requirements will depend on a number of factors, including market acceptance of our products and services and the resources we devote to developing, marketing, selling and supporting these products and services. We expect to continue to devote substantial capital resources to product development and support and advertising, marketing and promotional

activities. We also expect to continue to evaluate possible acquisition and strategic relationship opportunities, including possible acquisitions of businesses operated by our domestic franchisees, and may devote capital resources to consummating such transactions.

Adoption of New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets,* effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the statements. Other intangible assets continue to be amortized over their useful lives. We applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. We have performed the required tests of goodwill and indefinite lived intangible assets and, based on the results, have not recorded any charges related to the adoption of and subsequent conformity with SFAS No. 142. Acquisitions consummated after June 30, 2001 are required to be accounted for in accordance with SFAS 141. Our 2001 and 2000 results do not reflect the provisions of SFAS No. 142. Had we adopted SFAS No. 142 on January 1, 2000 and ceased to amortize goodwill at such date, our historical net loss and basic and diluted net loss per share would have been as follows:

	Years Ended December 31,	
	2001	2000
	(in thousands, except per share data)	
Reported net loss	$(14,599)	$(15,085)
Goodwill amortization	1,343	177
Adjusted net loss	$(13,256)	$(14,908)
Reported basic and diluted net loss per share	$ (0.68)	$ (1.07)
Goodwill amortization	0.06	0.01
Adjusted basic and diluted net loss per share	$ (0.62)	$ (1.06)

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. This standard superseded SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,* and provided a single accounting model for long-lived assets to be disposed of. The new standard also superseded the provisions of APB Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and required expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. SFAS No. 144 was effective for us beginning with the first quarter of 2002 and its adoption did not have a material impact on our results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections.* In most instances, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt.* This provision of SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 as of January 1, 2003. Accordingly, we reclassified the $3.1 million loss on extinguishment of debt previously classified as an extraordinary item in 2001 to conform to the provisions of SFAS No. 145.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 provides guidance on the timing of the recognition of costs associated with exit or disposal activities. The new guidance requires costs associated with exit or disposal activities to be recognized when incurred. Previous guidance required recognition of costs

at the date of commitment to an exit or disposal plan. The provisions of the statement are to be adopted prospectively for exit activities after December 31, 2002. Although SFAS No. 146 may impact the accounting for costs related to exit or disposal activities we may enter into in the future, particularly the timing of recognition of these costs, the adoption of the statement will not have an impact on our present financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. As provided for in SFAS No. 148, we have elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees,* to account for stock options.

Critical Accounting Policies

The estimates, methods and judgments we use in applying our accounting policies significantly impact the results we report in our financial statements. Some of our accounting policies require us to make subjective and difficult judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include the assessment of the collectability of our accounts receivable balances, which impacts bad debt write-offs; recoverability of goodwill, which impacts write-offs of goodwill; valuation of non-marketable equity securities, which impacts gains (losses) on equity securities when we record impairments; assessment of recoverability of long-lived assets, which primarily impacts operating margin when we impair assets or accelerate their depreciation; and recognition and measurement of current and deferred income tax assets and liabilities, which impacts our tax provision. Below, we discuss these policies further, as well as the estimates and judgments involved.

We also have other policies that we consider to be key accounting policies, such as our policies for revenue recognition, including the deferral of revenues on certain contracts. However, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Accounts Receivable. We maintain allowances for doubtful accounts for losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We review our aged receivables monthly. This review includes discussions with our customers and their account representatives, the customers' payment history and other factors. Based on these reviews we may increase or decrease our allowance for bad debt if we determine there is a change in the collectability of our accounts receivable.

Goodwill. In conjunction with the implementation of the new accounting rules for goodwill as of the beginning of 2002, we completed a goodwill impairment review for the reporting units that have substantially all of our recognized goodwill. According to our accounting policy, we also performed an annual review during the fourth quarter of 2002, and in both reviews we found no impairment. We will perform a similar review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Our impairment review process is based on a discounted future cash flow approach that uses our estimates of revenue for the reporting units, driven by assumed market growth rates as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage the underlying businesses. We may incur charges for impairment of goodwill in the future if our Admissions Services division's products fail to gain expected market acceptance or if we fail to achieve our assumed revenue growth.

Non-Marketable Equity Securities. Our ability to recover our investments in private, non-marketable equity securities and to earn a return on these investments is primarily dependent on how successfully these companies are able to execute their business plans and how well their products are accepted, as well as their ability to obtain funding to continue operations and to grow. In the current equity market environment, their ability to obtain additional funding as well as to take advantage of liquidity events, such as initial public offerings, mergers and private sales, is significantly constrained.

Under our accounting policy, the carrying value of a non-marketable investment is the amount paid for the investment unless it has been determined to be other than temporarily impaired, in which case we write the investment down to its impaired value. The impairment analysis for non-marketable securities requires significant judgment. This analysis includes assessment of each investee's financial condition, its projected results and cash flows, the business outlook for its products and technology, the likelihood of obtaining subsequent rounds of financing and the impact of any relevant contractual equity preferences held by us or other parties. If an investee obtains additional funding at a valuation lower than our carrying amount, we presume that the investment is other than temporarily impaired. During 2002, we recorded impairments of non-marketable equity investments of $344,000.

Long-Lived Assets. We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset grouping may not be recoverable. Factors we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in our use of the assets. Recoverability of assets that will continue to be used in our operations is measured by comparing the carrying amount of the asset grouping to the related total future net cash flows. If an asset grouping's carrying value is not recoverable through those cash flows, the asset grouping is considered to be impaired. The impairment is measured by the difference between the assets' carrying amount and their fair value, based on the best information available, including market prices or discounted cash flow analysis.

Income Taxes. In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. As of December 31, 2002, we believe that all of our recorded deferred tax assets will ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determine that the recovery is not probable.

Seasonality in Results of Operations

We experience, and we expect to continue to experience, seasonal fluctuations in our revenue because the markets in which we operate are subject to seasonal fluctuations based on the scheduled dates for standardized admissions tests and the typical school year. These fluctuations could result in volatility or adversely affect our stock price. In addition, as our revenue grows, these seasonal fluctuations may become more evident. We typically generate the largest portion of our test preparation revenue in the third quarter. The electronic application revenue from the business we acquired from Embark is highest in the first and fourth quarters, corresponding with the busiest times of year for submission of applications to academic institutions. Our K-12 services division may also experience seasonal fluctuations in revenue, but we are not yet able to predict the impact of seasonal factors on this business with any degree of accuracy.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our portfolio of marketable securities includes primarily short term money market funds. The fair value of our portfolio of marketable securities would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due primarily to the short-term nature of the portfolio. Our outstanding long-term debt bears interest at fixed rates. We do not currently hold or issue derivative financial instruments.

Royalty payments from our international franchisees constitute an insignificant percentage of our revenue. Accordingly, our exposure to exchange rate fluctuations is minimal.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Financial Statement Schedule

	Page
Consolidated Financial Statements:	
Report of Independent Auditors	43
Consolidated Balance Sheets	44
Consolidated Statements of Operations	45
Consolidated Statements of Stockholders' Equity (Deficit) and Redeemable Stock	46
Consolidated Statements of Cash Flows	47
Notes to Consolidated Financial Statements	48
Financial Statement Schedule:	
Schedule II—Valuation And Qualifying Accounts	75

Report of Independent Auditors

To the Board of Directors and Stockholders of
The Princeton Review, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Princeton Review, Inc. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and redeemable stock and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Princeton Review, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States. Also, in our opinion the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

As discussed in Note 1 to the Consolidated Financial Statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No 142, "Goodwill and Other Intangible Assets".

/s/ ERNST & YOUNG LLP

New York, New York
March 3, 2003

THE PRINCETON REVIEW, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2002	December 31, 2001
	(in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,963	$ 21,935
Accounts receivable, net of allowance of $527 in 2002 and $890 in 2001	11,301	5,424
Accounts receivable-related parties	2,304	1,400
Notes receivable	717	1,841
Other receivables ($1,255 (2002) and $661 (2001) from related parties)	1,273	792
Prepaid expenses	1,238	1,156
Securities, available for sale	31	1,002
Other assets	1,954	1,977
Total current assets	30,781	35,527
Furniture, fixtures, equipment and software development, net	11,353	10,161
Franchise costs, net of accumulated amortization of $139 in 2002 and $142 in 2001	144	291
Publishing rights, net of accumulated amortization of $538 in 2002 and $465 in 2001	1,223	1,296
Deferred income taxes	18,599	17,755
Investment in affiliates	420	516
Territorial marketing rights	1,481	1,481
Goodwill	38,157	35,887
Other assets ($1,117 (2002) and $615 (2001) of loans to officers)	9,958	8,919
Total assets	$112,116	$111,833
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,284	$ 7,502
Accrued expenses ($156 (2002) and $135 (2001) for related parties)	4,857	5,330
Current maturities of long-term debt	1,866	2,132
Deferred income	13,545	9,005
Book advances ($34 (2002) and $113 (2001) from related parties)	610	801
Total current liabilities	27,162	24,770
Long-term debt	5,656	6,830
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued and outstanding at December 31, 2002 and 2001	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 27,261,085 and 27,175,011 issued and outstanding at December 31, 2002 and 2001, respectively	273	272
Additional paid-in capital	113,972	113,091
Accumulated deficit	(34,570)	(33,480)
Accumulated other comprehensive (loss) income	(377)	350
Total stockholders' equity	79,298	80,233
Total liabilities and stockholders' equity	$112,116	$111,833

See accompanying notes.

THE PRINCETON REVIEW, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Revenue			
Test Preparation Services	$ 65,935	$ 53,936	$ 34,048
Admissions Services	13,964	8,924	4,480
K-12 Services	9,337	6,255	5,351
Total revenue	89,236	69,115	43,879
Cost of revenue			
Test Preparation Services	18,680	17,019	11,532
Admissions Services	4,059	2,526	965
K-12 Services	3,327	2,198	967
Total cost of revenue	26,066	21,743	13,464
Gross profit	63,170	47,372	30,415
Operating expenses			
Selling, general and administrative expenses	64,353	60,993	55,634
Loss on early extinguishment of debt	—	3,130	—
Impairment of investment	344	—	—
Total operating expenses	64,697	64,123	55,634
Loss from operations	(1,527)	(16,751)	(25,219)
Gain on distribution/sale of securities and other assets	—	—	7,597
Interest expense	(624)	(2,043)	(237)
Equity interest in operations of affiliates	—	(34)	(881)
Other income	325	570	576
Loss before benefit for income taxes	(1,826)	(18,258)	(18,164)
Benefit for income taxes	736	7,924	9,992
Net loss	(1,090)	(10,334)	(8,172)
Accreted dividends on Series A redeemable preferred stock	—	(2,309)	(3,504)
Accreted dividends on Class B non-voting common stock	—	(1,956)	(3,409)
Net loss attributed to common stockholders	$ (1,090)	$(14,599)	$(15,085)
Net loss per share—basic and diluted	$ (0.04)	$ (0.68)	$ (1.07)
Weighted average shares used in computing net loss per share	27,239	21,383	14,075
Proforma income tax benefit assuming C-Corp status (unaudited)			$ 9,004
Proforma net loss from operations (unaudited)			$ (9,160)
Proforma net loss per share attributed to common stockholders—basic and diluted (unaudited)			$(1.14)

See accompanying notes.

THE PRINCETON REVIEW, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Deficit) and Redeemable Stock

	Redeemable Stock				Stockholders' Equity (Deficit)										
	Series A Redeemable Convertible Preferred Stock		Class B Redeemable Non-voting Common Stock		Capital Stock: Class A Common Stock		Capital Stock: Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Deferred Compensation	Treasury Stock		Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Shares	Amount	
Balance at December 31, 1999	—	—	842	$10,376	9,562	$ 96	—	—	—	$ (9,786)	$ 33,298	—	73	$ (203)	$ 23,405
Distributions to stockholders	—	—	—	—	—	—	—	—	—	(339)	—	—	—	—	(339)
Distributions of securities, available for sale	—	—	—	—	—	—	—	—	—	(7,596)	—	—	—	—	(7,596)
Issuance of Princeton Review Publishing, LLC Units	—	—	—	—	—	—	—	—	$ 1,101	—	—	—	—	—	1,101
Minority interest	—	—	—	—	—	—	—	—	3,162	—	—	—	—	—	3,162
Acquisition of minority interest of franchisees	—	—	1,117	11	—	—	—	—	8,240	—	—	—	—	—	8,240
Effect of termination of S-Corp	—	—	—	—	—	—	—	—	(14,129)	14,129	—	—	—	—	—
Issuance of employee options	—	—	—	—	—	—	—	—	738	—	—	—	—	—	738
Issuance of Series A redeemable convertible preferred stock, net of issuance costs	3,749	$ 25,697	—	—	—	—	—		(288)	—	—	—	—	—	(288)
Issuance of Class B redeemable non-voting common stock	—	—	778	6,775	—	—	—	—	—	—	—	—	—	—	—
Deferred compensation related to issuance of options	—	—	—	—	—	—	—	—	115	—	—	$(115)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	14	—	—	14
Issuance of Class A common stock	—	—	—	—	3,000	30	—	—	(30)	—	—			—	—
Retirement of treasury stock	—	—	—	—	—	—	—	—		(203)	—	—	(73)	203	—
Comprehensive income															
Net income prior to S-Corp. termination	—	—	—	—	—	—	—	—	—	4,342	—	—	—	—	4,342
Net loss subsequent to S-Corp. termination	—	—	—	—	—	—	—	—	—	(12,515)	—	—	—	—	(12,515)
Foreign currency gain/loss	—	—	—	—	—	—	—	—	—	—	11	—	—	—	11
Unrealized gain on securities, net of applicable income tax of $1,408	—	—	—	—	—	—	—	—	—	—	(31,196)	—	—	—	(31,196)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(39,358)
Accreted dividends on Series A redeemable preferred stock	—	3,504	—	—	—	—	—	—	—	(3,504)	—	—	—	—	(3,504)
Accreted dividends on Class B non-voting common stock	—	—	—	3,409	—	—	—	—	—	(3,409)	—	—	—	—	(3,409)
Issuance of warrants convertible to Class A common stock	—	—	—	—	—	—	—	—	2,998	—	—	—	—	—	2,998
Balance at December 31, 2000	3,749	29,201	2,737	20,571	12,562	126	—	—	1,907	(18,881)	2,113	(101)	—	—	(14,836)
Accretion of issuance costs related to Series A redeemable preferred stock	—	160	—	—	—	—	—	—	(160)	—	—	—	—	—	(160)
Accreted dividends on Series A redeemable preferred stock	—	2,309	—	—	—	—	—	—	—	(2,309)	—	—	—	—	(2,309)
Conversion of Class A common to common stock resulting from initial public offering	—	—	—	—	(12,562)	(126)	12,562	$126	—	—	—	—	—	—	—
Conversion of Series A redeemable preferred to common stock resulting from initial public offering	(3,749)	(31,670)	—	—	—	—	5,342	53	31,617	—	—	—	—	—	31,670
Accreted dividends on Class B non-voting common stock	—	—	—	1,956	—	—	—	—	—	(1,956)	—	—	—	—	(1,956)
Deferred compensation	—	—	—	59	—	—	—	—	81	—	—	101	—	—	182
Conversion of Class B common to common stock resulting from initial public offering	—	—	(2,737)	(22,586)	—	—	2,737	27	22,559	—	—	—	—	—	22,586
Net proceeds from sale of common stock resulting from initial public offering	—	—	—	—	—	—	5,400	54	51,806	—	—	—	—	—	51,860
Adjustment to warrants value resulting from Initial Public Offering	—	—	—	—	—	—	—	—	(250)	—	—	—	—	—	(250)
Warrants issued in connection with legal settlement	—	—	—	—	—	—	—	—	300	—	—	—	—	—	300
Issuance of shares related to exercise of warrants	—	—	—	—	—	—	250	3	—	—	—	—	—	—	3
Exercise of stock options	—	—	—	—	—	—	9	—	25	—	—	—	—	—	25
Shares issued in connection with acquisition	—	—	—	—	—	—	875	9	5,206	—	—	—	—	—	5,215
Comprehensive loss															
Net loss	—	—	—	—	—	—	—	—	—	(10,334)	—	—	—	—	(10,334)
Foreign currency gain/loss	—	—	—	—	—	—	—	—	—	—	(208)	—	—	—	(208)
Unrealized gain on securities, net of applicable income tax expense of $418	—	—	—	—	—	—	—	—	—	—	(1,555)	—	—	—	(1,555)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,097)
Balance at December 31, 2001	—	—	—	—	—	—	27,175	272	113,091	(33,480)	350	—	—	—	80,233
Exercise of stock options	—	—	—	—	—	—	40	—	266	—	—	—	—	—	266
Stock based compensation	—	—	—	—	—	—	—	—	256	—	—	—	—	—	256
Shares issued in connection with acquisition	—	—	—	—	—	—	46	1	359	—	—	—	—	—	360
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(1,090)	—	—	—	—	(1,090)
Foreign Currency gain/loss	—	—	—	—	—	—	—	—	—	—	(176)	—	—	—	(176)
Unrealized gain on securities, net of applicable income tax expense of $420	—	—	—	—	—	—	—	—	—	—	(551)	—	—	—	(551)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,817)
Balance at December 31, 2002	—	—	—	—	—	—	27,261	$273	$113,972	$(34,570)	$ (377)	—	—	—	$ 79,298

See accompanying notes.

THE PRINCETON REVIEW, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2002	2001	2000
	(in thousands)		
Cash flows from operating activities:			
Net loss	$(1,090)	$(10,334)	$ (8,172)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	1,801	1,233	1,343
Amortization	4,468	5,246	1,489
Impairment of investment	344	—	—
Noncash interest expense	—	602	—
Loss on early extinquishment of debt	—	3,130	—
Bad debt expense	655	(82)	515
Provision for uncollectable advertising fees	—	—	200
Loss on disposal of fixed assets	126	—	—
Gain on sale/distribution of securities	—	—	(7,428)
Compensation expense on PSU conversion	—	—	6,614
Deferred income taxes	(736)	(8,221)	(10,117)
Deferred rent	101	381	351
Minority interests' share of income in subsidiaries	—	—	50
Stock based compensation	256	241	14
Equity interest in operations of affiliates	—	34	881
Net change in operating assets and liabilities:			
Accounts receivable	(6,349)	2,634	(2,358)
Accounts receivable—related parties	(998)	1,139	(494)
Other receivables	107	100	(204)
Other receivables—related parties	(594)	(196)	(67)
Inventories	101	—	197
Prepaid expenses	(43)	(46)	(180)
Other assets	155	262	(2,865)
Accounts payable	(1,220)	4,422	936
Accrued expenses and taxes payable	(659)	(3,676)	2,419
Accrued expenses—related parties	22	—	(89)
Deferred income	4,312	(2,475)	1,310
Book advances	(113)	(1,127)	(147)
Book advances—related parties	(79)	(209)	(354)
Net cash provided by (used in) operating activities	567	(6,942)	(16,156)
Cash flows from investing activities:			
Purchase of furniture, fixtures, equipment and software development	(6,107)	(3,695)	(6,742)
Investment in affiliates	(270)	(130)	(1,300)
Purchase of franchises and other businesses, net of cash acquired	(1,393)	(16,697)	(320)
Stockholder loan	(400)	(615)	(79)
Notes receivable	1,123	(1,840)	—
Investment in other assets	(1,851)	(1,036)	(5,002)
Net cash used in investing activities	(8,898)	(24,013)	(13,443)
Cash flows from financing activites:			
Borrowings under line of credit	—	24,691	5,200
Repayment of line of credit	—	(29,464)	(1,400)
Repayment of term loan, net	(50)	(10)	(37)
Capital leases payments	(204)	(546)	163
Distributions to stockholders	—	—	(339)
Proceeds from Investment in Series A redeemable convertible preferred stock, net of offering costs	—	—	25,409
Notes payable related to franchises purchased	(1,653)	—	—
Proceeds from sale of common stock in initial public offering, net	—	53,320	—
Initial public offering costs	—	—	(1,460)
Proceeds from exercise of options	266	25	—
Proceeds fom sale of Class B redeemable non-voting common stock	—	—	180
Issuance of warrants	—	—	2,998
Issuance of Princeton Review Publishing, LLC units	—	—	1,101
Net cash (used in) provided by financing activities	(1,641)	48,016	31,815
Net (decrease) increase in cash and cash equivalents	(9,972)	17,061	2,216
Cash and cash equivalents, beginning of period	21,935	4,874	2,658
Cash and cash equivalents, end of period	$11,963	$ 21,935	$ 4,874
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 629	$ 1,909	$ 159
State and local income taxes	$ 237	$ 136	$ 177

See accompanying notes.

1. Nature of Business and Significant Accounting Policies

Business

The Princeton Review, Inc. and its wholly owned subsidiaries, Princeton Review Management, LLC, Princeton Review Publishing, LLC, Princeton Review Products, LLC, Princeton Review Operations, LLC, Princeton Review Carolinas, LLC and The Princeton Review of Canada Inc., as well as the Company's national advertising fund (together, the "Company"), are engaged in the business of providing courses that prepare students for college, graduate school and other admissions tests. The Company, through Princeton Review Operations, LLC, provides these courses in various locations throughout the United States and Canada and over the Internet. As of December 31, 2002, the Company had 9 franchisees operating approximately 19 offices under the Princeton Review name in the United States and approximately 19 offices abroad operated by franchisees in 12 countries. The Company also sells support materials and equipment to its franchisees, authors content for various books and software products published by third parties, sells Web-based products to higher education institutions, operates a Web site providing education-related content and provides a number of services to K-12 schools and school districts to help them deal with state-mandated assessments.

Effective March 31, 2000, the Company terminated its S corporation status in preparation for a restructuring (see Note 7).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Princeton Review, Inc. and its wholly owned subsidiaries. Prior to April 1, 2000, these subsidiaries were majority owned. On July 1, 2001 the Company began consolidating its national advertising fund (see Note 8). All significant intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents

As of December 31, 2002 and 2001, cash and cash equivalents consist of investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, which have average maturities of 90 days or less at the date of purchase. Approximately 83% and 93% of the Company's cash and cash equivalents at December 31, 2002 and 2001, respectively, were on deposit at one financial institution.

Inventories

Inventories consist of program support equipment, course materials and supplies. All inventories are valued at the lower of cost (first-in, first-out basis) or market.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets principally ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or its estimated economic useful life.

Software and Website Development

The Company accounts for internal use software development in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Effective July 1, 2000, the Company adopted Emerging Issues Task Force ("EITF") 00-2, *Accounting for Website Development Costs.* The adoption of this EITF has not had a material effect on the Company's financial condition or results of operations.

For the years ended December 31, 2002, 2001 and 2000, the Company expensed approximately $3.6 million, $1.3 million and $1.9 million, respectively, of product development costs that were incurred in the preliminary project stage under SOP 98-1. For the years ended December 31, 2002 and 2001, the Company capitalized approximately $2.2 million and $4.1 million, respectively, in product and website development costs under SOP 98-1 and EITF 00-2. For the years ended December 31, 2002, 2001 and 2000, the Company recorded related amortization expense of approximately $2.6 million, $2.4 million and $1.1 million, respectively. As of December 31, 2002 and 2001, the net book value of these capitalized product and website development costs were $4.5 million, and $5.1 million, respectively. These capitalized costs are amortized using the straight-line method over the estimated useful life of the assets ranging from 12 to 24 months.

Franchise Costs

The cost of franchise rights purchased by the Company from third parties is amortized using the straight-line method over the remaining useful life of the franchise agreement.

Publishing Rights

Publishing rights consist of amounts paid in 1995 to certain co-authors to buy out their rights to future royalties on certain books. Such amounts are being amortized on a straight-line basis over 25 years.

Capitalized Course Costs

Capitalized course costs, which include courses and questions developed for Homeroom.com, consist of amounts paid to consultants or employees specifically hired for the development or substantial revision of courses and their related materials. Amortization of these capitalized course costs commences with the realization of course revenues. The amortization periods range from one to seven years.

Goodwill and Territorial Marketing Rights

Goodwill represents the excess purchase price of acquired businesses over the estimated fair value of net assets acquired. Territorial marketing rights represent rights contributed by our independent franchisees to Princeton Review Publishing, LLC in 1995 in exchange for membership units of Princeton Review Publishing LLC to allow the marketing of the Company's products on a contractually agreed-upon basis within the franchisee territories. Without these rights, the Company would be prohibited from selling its products in these territories due to the exclusivity granted to the franchisees within their territories.

In conjunction with the adoption of Statements of Financial Accounting Standards No. 142, as of January 1, 2002, the Company's goodwill and intangible assets including territorial marketing rights that are deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets are amortized over their useful lives and are evaluated for impairment whenever events or circumstances indicate that carrying amounts may not be

recoverable through future undiscounted cash flows, excluding interest costs. If tests or circumstances suggest that the Company's intangible assets are impaired, the Company assesses the fair value of the intangible assets and reduces them to an amount that results in book value approximating fair value.

Investments in Affiliates

The Company values its investments in affiliate companies in which it has a less than 50% ownership interest and can exercise significant influence using the equity method of accounting. Ownership interests in such investments are approximately 20%. Investments in affiliate companies in which the Company has a less than 20% ownership interest and does not have the ability to exercise significant influence are accounted for using the cost method of accounting.

Deferred Income

Deferred income represents tuition and customer deposits (which are refundable prior to the commencement of the program), college marketing fees and subscription services, professional development fees and fees for printed materials. Tuition is applied to income ratably over the periods in which it is earned, generally the term of the program. College marketing fees and subscription fees are applied to income ratably over the life of the agreements, which range from 12 to 36 months. Fees for professional development and printed materials are recognized as the services and products are delivered.

Minority Interests

In accounting for minority interests prior to April 1, 2000, the Company had recognized 100% of the losses in those subsidiaries where minority interests had been exhausted. In certain subsidiaries which were profitable, the minority interests' share of such profits had been credited to the minority interests.

On April 1, 2000, as part of a corporate restructuring, all of the minority stockholders contributed their interests in the subsidiaries to the newly formed holding company for common stock. The minority interest liability on March 31, 2000 was reversed against additional paid-in capital (see Note 7).

Revenue Recognition

The Company recognizes revenue from the sale of products and services as follows:

Course and Tutoring Income

Tuition and tutoring fees are paid to the Company and recognized over the life of the course.

Book, Software and Publication Income and Expenses

The Company recognizes revenue from both performance-based fees such as marketing fees and royalties and delivery-based fees such as advances and copy editing fees. Performance-based fees, which represent royalties on books and software sold, are recognized when sales reports are received from the publishers. Delivery-based fees are recognized upon the completion and acceptance of the product by the publishers. Until such time, all costs and revenues related to such delivery-based fees are deferred. Book advances are recorded as liabilities and deferred book expenses are included in other current assets.

Royalty Service Fees

As consideration of the rights and entitlements granted under franchise agreements, which entitle the franchisees to provide test preparation services utilizing the Princeton Review method in their licensed territories, the franchisees are required to pay to the Company a monthly royalty service fee equal to 8% of the franchise's gross receipts collected during the preceding month. In addition, these fees include a per student fee charged to the Company's franchisees for use by their students of the Company's supplemental online course tools. The Company's franchisees' contributions to the advertising fund are also recognized by the Company as royalty revenue (See Note 8). Under the terms of the franchise agreements, the Company has the right to perform audits of royalty service fees reported by the franchisees. Any differences resulting from an audit, including related interest and penalties, if any, are recorded upon the completion of the audit when such amounts are determinable.

Course Materials and Other Products

The Company recognizes revenue from the sale of course materials and other products to the independently owned franchises upon shipment.

Initial Franchise Fees

Revenue from the initial sales of franchises is recognized when substantially all significant services to be provided by the Company, pursuant to the franchise agreement, have been performed and the franchise has commenced operations. These services consist of approximately two weeks of training the franchisees' teachers to use the Princeton Review method and the franchisees' staff on how to operate an office. The initial franchise fee gives the franchisee a license to conduct, operate and market a test preparation business utilizing the Princeton Review method in a specific territory for an initial period of typically 10 years, with a right to renew for an additional 10 years.

College Marketing and Subscription Fees

The Company recognizes revenue from subscription fees for Web-based services over the life of the contract, which is typically one year in duration.

Transaction Processing Fees

The Company recognizes revenue from transaction processing fees, such as Web-based application fees, as the transactions are completed.

Other Income

Other income consists of miscellaneous fees for other services provided to third parties primarily for authoring questions, advertising, test booklets, training and professional development fees and fees for teaching after school programs which are recognized as the products or services are delivered. Also included in Other Income are college marketing fees which are recognized ratably over the period in which the marketing services are provided, which is typically one year.

The following table summarizes the Company's revenue and cost of revenue for the years ended December 31, 2002, 2001 and 2000:

	Course Revenues	Royalty Service Fees	Book, Software and Publication Income	Initial Franchise Fees	Web Based Subscription and Processing Fees	Other Income	Total
				(in thousands)			
Year Ended December 31, 2002							
Revenue							
Test Preparation Services	$60,262	$4,256	—	$205	—	$1,212	$65,935
Admissions Services	—	—	$3,570	—	$ 8,665	1,729	13,964
K-12 Services	—	—	4,114	—	1,486	3,737	9,337
Total	$60,262	$4,256	$7,684	$205	$10,151	$6,678	$89,236
Cost of Revenue							
Test Preparation Services	$18,665	—	—	—	—	$ 15	$18,680
Admissions Services	—	—	$1,656	—	$ 2,403	—	4,059
K-12 Services	—	—	570	—	774	1,983	3,327
Total	$18,665	—	$2,226	—	$ 3,177	$1,998	$26,066
Year Ended December 31, 2001							
Revenue							
Test Preparation Services	$49,853	$3,262	—	—	—	$ 821	$53,936
Admissions Services	—	—	$2,720	—	$ 4,622	1,582	8,924
K-12 Services	—	—	5,205	—	480	570	6,255
Total	$49,853	$3,262	$7,925	—	$ 5,102	$2,973	$69,115
Cost of Revenue							
Test Preparation Services	$17,019	—	—	—	—	—	$17,019
Admissions Services	—	—	$1,017	—	$ 1,007	$ 502	2,526
K-12 Services	—	—	1,514	—	498	186	2,198
Total	$17,019	—	$2,531	—	$ 1,505	$ 688	$21,743
Year Ended December 31, 2000							
Revenue							
Test Preparation Services	$29,550	$4,166	—	$ 25	—	$ 307	$34,048
Admissions Services	—	—	$2,523	—	$ 645	1,312	4,480
K-12 Services	—	—	5,335	—	16	—	5,351
Total	$29,550	$4,166	$7,858	$ 25	$ 661	$1,619	$43,879
Cost of Revenue							
Test Preparation Services	$11,532	—	—	—	—	—	$11,532
Admissions Services	—	—	$ 780	—	—	$ 185	965
K-12 Services	—	—	815	—	$ 91	61	967
Total	$11,532	—	$1,595	—	$ 91	$ 246	$13,464

Foreign Currency Translation

Balance sheet accounts of the Company's Canadian subsidiary are translated using year-end exchange rates. Statement of operations accounts are translated at monthly average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity. Foreign exchange gains and losses for all the years presented were not significant.

Advertising and Promotion

The majority of costs associated with advertising and promotion are expensed in the year incurred. Costs related to producing mailers and other pamphlets are expensed when mailed. Due to the seasonal nature of the business, most advertising costs related to mailers and pamphlets had been expensed by December 31, 2002, 2001, and 2000, respectively. Total advertising and promotion expense was approximately $7.9 million, $9.4 million, and $7.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates used include estimates for uncollectible accounts receivable, impairment write downs and amortization lives assigned to intangible assets. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For financial instruments including cash and cash equivalents, accounts receivable, other receivables and accounts payable, the carrying amount approximated fair value because of their short maturity. The carrying value of the Company's debt approximated fair value as the interest rates for the debt approximated market rates of interest available to the Company for similar instruments. Securities, available for sale, are publicly traded and are stated at the last reported sales price on the day of the valuation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash and cash equivalents and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents with high credit quality financial institutions.

Concentrations of credit risks with respect to accounts receivable are limited due to the large number of entities comprising the payor base, and their dispersion across different states. The Company does not require collateral. One customer, whose revenues are reported in the Admissions Services division, accounted for approximately 19% and 18% of gross accounts receivable at December 31, 2002 and 2001, respectively. In addition, a second customer, whose revenues are reported in the K-12 Services division, accounted for approximately 5% and 30% of gross accounts receivable at December 31, 2002 and 2001, respectively. Another customer, whose revenues are reported in the K-12 Services division, accounted for approximately 16% of gross accounts receivable at December 31, 2002.

Income Taxes

The Company accounts for income taxes based upon the provisions of SFAS No. 109, *Accounting for Income Taxes.* Under SFAS 109, the liability method is used for accounting for income taxes, and deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities.

Income (Loss) Per Share

Basic and diluted net income (loss) per share information for all periods is presented under the requirements of SFAS No. 128, *Earnings per Share.* Basic net income (loss) per share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined in the same manner as basic net income (loss) per share except that the number of shares is increased assuming exercise of dilutive stock options, warrants and convertible securities. The diluted net income (loss) per share amount prior to April 1, 2000 equals basic net income (loss) per share because the Company had no common stock equivalents. The calculation of diluted net income (loss) per share excludes potential common shares if the effect is antidilutive.

Prior to 2000, there were no common stock equivalents excluded from the net income (loss) per share calculation. During 2002, 2001 and 2000, certain shares of Series A preferred stock, warrants and stock options were outstanding that would be dilutive but were excluded because to include them would have been antidilutive.

Investment in Marketable Equity Securities

The Company has classified its investment in Student Advantage, Inc. common stock (see Note 3) as available for sale. Investments classified as available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholder's equity. The fair value of investments is based on quoted market prices at the end of each accounting period. The cost of securities sold is based on the specific identification method.

Stock options

The Company accounts for the issuance of stock options using the intrinsic value method in accordance with Accounting Principles Board ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Generally for the Company's stock option plans, no compensation cost is recognized in the Consolidated Statements of Operations because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Under the Company's 2000 Stock Incentive Plan, however, the Company did recognize a one-time charge of compensation cost in 2001 because stockholder approval of the plan was required subsequent to the grant date (see Note 12).

Had the Company accounted for its employee stock options under the fair-value method of that statement, the Company's net loss per share would have been increased to the pro forma amounts indicated:

	Years Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Pro forma net loss available for common stockholders	$(1,867)	$(15,014)	$(15,549)
Pro forma loss per share:			
Basic and Diluted	$ (0.07)	$ (0.70)	$ (1.10)

Prior to the Company's initial public offering, the fair value for these options was estimated at the date of grant using the minimum-value method, which utilizes a near-zero volatility factor. After the Company's initial public offering, these options were valued using a Black-Scholes option pricing model. The following weighted-average assumptions were used under these methods:

	Years Ended December 31,		
	2002	2001	
Assumptions	Black-Scholes Option Pricing Model		Minimum Fair Value Method
Expected life (years)	5	5	5
Risk-free interest rate	4.5%	5.5%	5.5%
Dividend yield	0%	0%	0%
Volatility factor	0.7611	1.13	n/a

These option-valuation methods require input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing methods do not necessarily provide a reliable single

measure of the fair value of its employee stock options. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts and additional awards in future years are anticipated. For purposes of pro forma disclosure, the estimated fair value of the equity awards is amortized to expense over the options' vesting period. The weighted average fair value of options granted during the years ended December 31, 2002 and 2001 was $4.74 and $5.73, respectively. As of December 31, 2002, there were 1,238,493 options exercisable with a weighted average remaining contractual life of 8.1 years.

Adoption of New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets,* effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the statements. Other intangible assets continue to be amortized over their useful lives. The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company has performed the required tests of goodwill and indefinite lived intangible assets and, based on the results, has not recorded any charges related to the adoption of and subsequent conformity with SFAS No. 142 (see Note 12). Acquisitions consummated after June 30, 2001 are required to be accounted for in accordance with SFAS 141. (See Note 12 as it relates to acquisitions.) The Company's 2001 and 2000 results do not reflect the provisions of SFAS No. 142. Had the Company adopted SFAS No. 142 on January 1, 2000 and ceased to amortize goodwill at such date, the Company's historical net loss and basic and diluted net loss per share would have been as follows:

	Years Ended December 31,	
	2001	2000
	(in thousands, except per share data)	
Reported net loss	$(14,599)	$(15,085)
Goodwill amortization	1,343	177
Adjusted net loss	$(13,256)	$(14,908)
Reported basic and diluted net loss per share	$ (0.68)	$ (1.07)
Goodwill amortization	0.06	0.01
Adjusted basic and diluted net loss per share	$ (0.62)	$ (1.06)

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for fiscal years beginning after December 15, 2001. This standard superseded SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,* and provided a single accounting model for long-lived assets to be disposed of. The new standard also superseded the provisions of APB Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and required expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. SFAS No. 144 was effective for the Company beginning with the first quarter of 2002 and its adoption did not have a material impact on the Company's results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections.* In most instances, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under FASB

Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt.* This provision of SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 as of January 1, 2003. Accordingly, the Company reclassified the $3.1 million loss on extinguishment of debt previously classified as an extraordinary item in 2001 to conform to the provisions of SFAS No. 145.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 provides guidance on the timing of the recognition of costs associated with exit or disposal activities. The new guidance requires costs associated with exit or disposal activities to be recognized when incurred. Previous guidance required recognition of costs at the date of commitment to an exit or disposal plan. The provisions of the statement are to be adopted prospectively for exit activities after December 31, 2002. Although SFAS No. 146 may impact the accounting for costs related to exit or disposal activities the Company may enter into in the future, particularly the timing of recognition of these costs, the adoption of the statement will not have an impact on the Company's present financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. As provided for in SFAS No. 148, the Company has elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees,* to account for stock options.

Reclassification

Certain balances have been reclassified to conform with the current year presentation.

2. Other Assets

Other assets (current) consist of the following at:

	December 31, 2002	December 31, 2001
	(in thousands)	
Deferred book costs	$ 42	$ 161
Inventories	639	719
Deferred income tax	907	593
Deferred cost of franchise acquisitions	29	—
Other	337	504
	$1,954	$1,977

Other assets (noncurrent) consist of the following at:

	December 31, 2002	December 31, 2001
	(in thousands)	
Capitalized course costs, net of accumulated amortization of $1,693 in 2002 and $1,585 in 2001	$4,700	$4,042
Non-compete agreement costs, net of accumulated amortization of $450 in 2002 and $377 in 2001	584	812
Construction in progress	312	—
Security deposits	555	499
Loans to officers	1,117	615
Customer lists, net of accumulated amortization of $338 in 2002 and $68 in 2001	2,363	2,633
Trademark, net of accumulated amortization of $11 in 2002 and $68 in 2001	327	318
	$9,958	$8,919

3. Investment in Student Advantage, Inc.

As of January 1, 2000, the company owned 1,570,003 shares of common stock of Student Advantage, Inc. Effective March 31, 2000, in connection with the Company's restructuring and sale of Series A preferred stock, the Company's board of directors approved the distribution of 742,876 shares of Student Advantage, Inc. stock to its stockholders and 32,168 shares to its employees. On March 31, 2000, the Company distributed the stock to the stockholders and realized a gain of approximately $7.4 million. On April 18, 2000, the Company distributed 32,168 shares to the employees and realized a gain of approximately $169,000.

During 2002 Student Advantage, Inc. declared a 10:1 reverse stock split. After giving affect to this stock split, at December 31, 2002 and 2001, the Company held 79,496 shares of Student Advantage, Inc. common stock valued at approximately $31,000 ($.39 per share) and $1,002,000 ($12.60 per share), respectively, and recorded as available for sale securities.

4. Furniture, Fixtures, Equipment and Software Development

Furniture, fixtures, equipment and software development consist of the following at:

	December 31, 2002	December 31, 2001
	(in thousands)	
Computer equipment	$ 5,474	$ 4,242
Furniture, fixtures and equipment	1,645	1,351
Computer and phone equipment under capital leases	2,120	1,891
Automobiles	22	22
Software—third party	3,490	1,879
Software—internally developed	6,506	7,158
Leasehold improvements	3,988	2,244
	23,245	18,787
Less accumulated depreciation and amortization, including $1,456 in 2002 and $1,060 in 2001 of accumulated depreciation for assets under capital leases	11,892	8,626
	$11,353	$10,161

5. Investment in Affiliates

The Company has an ownership interest of approximately 20% in Student Monitor, LLC, a privately held company. At December 31, 2002 and 2001, the Company's investment in this company was approximately $63,000 and $86,000, respectively.

In February 1999, the Company invested $5,000 for an ownership interest of approximately 48% in Tutor.com, Inc., a privately held startup company. Effective December 31, 1999, as a result of additional third party investments in Tutor.com, Inc., the Company's interest was reduced to approximately 30%. In May 2000, after further third party investments and an additional $1 million investment by the Company, the Company's ownership interest was reduced to approximately 20%. At December 31, 2002 and 2001, the Company's net investment in Tutor.com was $0. The investment agreement includes various marketing arrangements including the license by the Company to use various trademarks to co-brand the Tutor.com service, the sharing of lists of prospective and current customers and promotion of each other's Web sites. These marketing arrangements are mutually provided free of charge.

In 2002, 2001 and 2000, the Company invested $130,000, $270,000 and $300,000, respectively, in SchoolNet, Inc, a privately held education technology solutions company. The Company currently owns approximately 5% of SchoolNet. The Company maintains a strategic marketing relationship with SchoolNet, through which SchoolNet markets and distributes a version of the Company's Homeroom.com product called "Homeroom Inside." As of December 31, 2002 the value of the Company's investment in SchoolNet was approximately $356,000, net of an impairment writedown of approximately $344,000. The Company has also contracted with SchoolNet to provide Enterprise Resource Planning software that monitors the use of the Homeroom.com Web site.

6. Lines of Credit and Long-Term Debt

Lines of Credit

On October 27, 2000, the Company entered into a Line of Credit Agreement with Excel Bank, N.A. for $4.5 million and borrowed the full amount thereunder. The line of credit was due on the earlier of October 31, 2001 or 10 days after the Company's initial public offering and bore interest at a variable rate of prime plus 1% per year. As of December 31, 2000, $4.5 million was outstanding under this line of credit. The Excel Bank line of credit was fully paid off in June 2001 with a portion of the Company's proceeds from its initial public offering.

On December 14, 2000, the Company entered into a loan agreement with Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Associates, L.P., SGC Partners II, LLC, Olympus Growth Fund III, L.P., and Olympus Executive Fund, L.P., providing for a line of credit of up to $25,000,000 under which the Company could borrow up to $18,750,000 for the acquisition of its independent franchises and up to $6,250,000 for general corporate purposes. The Company incurred approximately $1,103,000 of transaction costs in connection with this loan agreement. Amounts borrowed under the credit facility initially bore interest at an annual interest rate of 13%. Until the termination of the facility, the applicable annual interest rate was to increase by 1% on each anniversary of the agreement. The loan was secured by substantially all of the Company's current and future business assets. In connection with this line of credit, the Company issued warrants for the purchase of Class A common stock to the lenders (see Note 7). As of December 31, 2000, there were no borrowings under this line of credit. During 2001 the Company borrowed $24,691,000, which was fully paid off including all accrued interest on June 22, 2001 with a portion of the Company's proceeds from its initial public offering and the facility was terminated as of that date. In connection with the retirement of this loan, the Company wrote off the remaining deferred financing costs and the unamortized cost of the warrants issued to the lenders resulting in a loss on early extinguishment of debt of approximately $3.1 million.

On March 2, 2001, the Company completed its acquisition of Princeton Review of New Jersey, Inc. and Princeton Review of Boston, Inc. (see Note 12). The Company financed part of this acquisition with notes from the sellers totaling $3,625,000, which was outstanding as of December 31, 2002 and 2001. This balance is comprised of two notes. The first promissory note of $3,125,000 is payable as to principal in 20 equal quarterly installments beginning with the 17th calendar quarter following the closing date of the acquisition and bears interest at the rate of 8.25% per year, payable quarterly. This promissory note was convertible into common stock at the price per share at which shares of the Company's common stock are sold in its initial public offering for a period of 60 days, beginning on the first anniversary date of the completion of the offering. During this period, the holder of the note had the right to convert 100% or any percentage between 0% and 33% of the unpaid principal amount due under the note into common stock. The second promissory note of $500,000, bears interest at the rate of 8.25% per year, payable on a quarterly basis, and is payable as to the entire principal amount four years from its date of issuance.

On June 18, 2001, the Company acquired the assets comprising the business of T.S.T.S., Inc. (see Note 12). The Company financed part of this acquisition with a note from the sellers in the amount of $1,475,000, which was outstanding as of December 31, 2002 and 2001. This note is payable as to principal in 10 equal quarterly installments beginning on January 1, 2004 and bears interest at the rate of 8.25% per year, payable quarterly.

On October 1, 2001, the Company completed its purchase of substantially all of the operating assets of Embark.com, Inc. ("Embark") (see Note 12). As part of the assumed liabilities, the Company renegotiated and assumed $3.4 million in indebtedness that Embark owed to Comdisco, Inc. ("Comdisco"). Amounts outstanding under the loan agreement bear interest at an annual rate of 6.25%. The loan is secured by substantially all of the Company's current and future business assets, including membership interests in its subsidiaries, and is guaranteed by the Company's subsidiaries. The loan agreement contains covenants typical to a secured loan agreement, including covenants requiring the Company to maintain financial ratios relating to total indebtedness to net worth, and covenants that restrict, among other things, the Company's ability to incur additional debt, pay cash dividends, create liens, change its fundamental organization or lines of business, make investments, engage in transactions with affiliates, and engage in certain significant corporate transactions. The Company is required to repay all amounts outstanding under its loan agreement with Comdisco by October 1, 2003. As of December 31, 2002, approximately $1.4 million of the loan remained outstanding.

On October 18, 2002, the Company acquired the assets comprising the business of The Princeton Review of St. Louis, Inc. (see Note 12). The Company financed part of this acquisition with a note from the sellers in the amount of $466,500, which was outstanding as of December 31, 2002. This note is payable in two annual installments of $250,000, including interest which is imputed at the rate of 4.8% per year.

Capital Lease Obligations

At December 31, 2002, the Company has leased approximately $2.1 million of computer and phone equipment under capital leases, all of which are included in fixed assets (see Note 4).

The following is a schedule of the future minimum capital lease obligation payments together with the present value of the minimum lease payments at December 31, 2002:

Year ending December 31,	(in thousands)
2003	$260
2004	212
2005	77
2006	64
2007	28
Total	641
Less amounts representing interest (effective rate ranges from 6% to 22%)	110
Present value of the minimum lease payments	531
Less current portion of capital lease obligations	215
Long-term portion of capital lease obligations	$316

Long-Term Debt

Long-term debt consists of the following at:

	December 31, 2002	December 31, 2001
	(in thousands)	
Notes payable	$6,980	$8,217
Capital lease obligations	531	733
Auto loan	11	12
	7,522	8,962
Less current portion	1,866	2,132
	$5,656	$6,830

The annual maturities of notes payable as of December 31, 2002 are approximately as follows:

As of December 31,	Amount Maturing (in thousands)
2003	$1,651
2004	885
2005	1,624
2006	789
2007	625
Thereafter	1,406
	$6,980

7. Stockholders' Equity

Corporate Restructuring

Until March 31, 2000, the Company was an S corporation with four majority owned limited liability company subsidiaries, Princeton Review Management, LLC, Princeton Review Products, LLC, Princeton Review Publishing, LLC and Princeton Review Operations, LLC (collectively, the "Subsidiaries"). The stockholders of the S corporation held Class A voting and Class B non-voting

common stock. Effective March 31, 2000, a new holding company, TPR Holdings, Inc., a Delaware corporation, was formed.

On April 1, 2000, the Class A common stock and Class B non-voting common stock of the S corporation were exchanged for a proportionate number of shares of either Class A common stock or Class B non-voting common stock of TPR Holdings, Inc. All of the members' interests held by minority interest holders in the Subsidiaries were exchanged for an agreed upon number of shares of either Class A common stock or Class B non-voting common stock of TPR Holdings, Inc. In this transaction, the shareholders of the S corporation received 9,703,675 shares of Class A common stock and 700,259 shares of Class B non-voting common stock of TPR Holdings, Inc. The minority interest holders in the Subsidiaries received 2,858,311 shares of Class A common stock and 1,119,766 shares of Class B non-voting common stock of TPR Holdings, Inc. The acquisition of the minority interest, other than the one minority interest holder that held a 20% interest in each of our operating subsidiaries, was accounted for as a purchase business combination. These transactions resulted in the Company recording goodwill of approximately $8.2 million. The fair value of the Company's common stock, in the opinion of management, at the time of this restructuring was $7.39 per share. This per share value was used to calculate the amount of goodwill recorded. The minority interest holder of a 20% interest in each of our operating subsidiaries received an equivalent interest in TPR Holdings, Inc. This transaction was accounted for as an exchange of equivalent interests. Accordingly, no goodwill was recorded in connection therewith. Concurrently, the Company authorized an additional 2,538,000 shares of common stock to be used for grants of stock and/or options to employees.

As a result of the foregoing transactions, the Company's status as an S corporation terminated as of March 31, 2000 (see Note 9). Shortly after the completion of the foregoing transactions, TPR Holdings, Inc. was renamed The Princeton Review, Inc. and the former S corporation was merged into The Princeton Review, Inc.

Persons who participated in various aspects of these restructuring transactions include a number of the Company's executive officers and directors and Random House TPR, Inc.

Sales of Series A Preferred Stock

On April 18, 2000, the Company sold 3,713,540 shares of Series A convertible preferred stock for $27 million. Prior to the conversion of their shares into common stock, the holders of the convertible preferred stock were entitled to, among other substantial rights: (1) voting rights equivalent to the voting rights they would hold as if their holdings were converted to common stock at the then applicable conversion rate, other than the right to elect directors; (2) the right to designate one member of the Company's board of directors; (3) distribution and liquidation preferences; (4) the option to convert to common stock at any time on a .961-for-one basis, subject to anti-dilution adjustments; (5) automatic conversion upon the effective date of a qualified initial public offering on a .961-for-one basis, subject to anti-dilution adjustments and the special provision described below; (6) anti-dilution protection; (7) covenants requiring authorization of enumerated transactions; and (8) a mandatory redemption provision whereby any holder of convertible preferred stock could give a redemption notice at any time after March 31, 2005 and cause the Company to redeem all or a portion of their shares within 90 days of receipt of the redemption notice, with the redemption price defined as the original purchase price multiplied by 1.9, which multiple was to be increased if the Company breached certain covenants contained in the Investor Rights Agreement among the Company and the purchasers of the convertible preferred stock.

In addition to the rights described above, in the event that the initial public offering price of the shares offered by the Company in its initial public offering was less than $12.99 per share, then, instead of converting on a .961-for-one basis upon the completion of the Company's initial

public offering, the holders of Series A preferred stock would receive upon the completion of the offering, in exchange for their shares of Series A preferred stock:

- first, to reflect their pre-offering ownership percentage, such number of shares of the Company's common stock that could be purchased at the per share initial public offering price for a dollar amount equal to (a) 15.66% multiplied by (b) the Company's total valuation immediately prior to its initial public offering, minus $27.0 million; and
- second, $27.0 million in common stock at the initial public offering price.

In the preceding formula, "the Company's total valuation immediately prior to its initial public offering" means (1) the total number of shares of the Company's common stock outstanding immediately following its initial public offering multiplied by the per share initial public offering price of the shares sold in its initial public offering, minus (2) the number of shares sold in its initial public offering multiplied by the per share initial public offering price of the shares sold in its initial public offering.

The holders of convertible preferred stock and the Company are parties to an Investor Rights Agreement which provides them with certain rights, including but not limited to, demand and incidental registration rights.

In May 2000, the Company sold an additional 35,008 shares of Series A preferred stock for approximately $254,000 to third parties.

The Series A preferred stock is net of offering costs of approximately $1,919,000. These costs are being accreted to the value of the Series A preferred stock to the redemption date.

Simultaneously with the Company's initial public offering in June 2001, all outstanding Series A Preferred stock was converted into 5,341,980 shares of common stock.

Stock Split

On October 23, 2000, the Company's Board of Directors approved an .846-for-one reverse stock split of its common stock effective November 16, 2000. All share and per share amounts have been adjusted to reflect the Company's restructuring and stock split.

Initial Public Offering of the Company's Common Stock

In June 2001, the Company completed its Initial Public Offering in which it sold 5,400,000 shares of common stock at $11.00 per share resulting in net proceeds of approximately $51.9 million. Concurrently, all outstanding shares of Class A common stock and Class B non voting common stock were converted on a one-for-one basis into newly issued common stock.

Issuance of Warrants

On December 14, 2000, the Company entered into a loan agreement with Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Associates, L.P., SGC Partners II, LLC, Olympus Growth Fund III, L.P., and Olympus Executive Fund, L.P., providing for a line of credit of up to $25,000,000 (see note 6). As part of the loan transaction, the lenders received warrants initially exercisable for a total of 250,000 shares of common stock at an exercise price of $0.01 per share. The fair value of the 250,000 warrants issued at closing was valued at $2,997,500 using the Black-Scholes option pricing model with the following assumptions: an expected life of three years, an exercise price of $0.01, a common stock price of $12.00 per share, an expected dividend yield of 0%, an expected stock price volatility factor of 0.5 and a risk free interest rate of 6.8%. This amount was recognized as interest expense over the life of the loan. Such amount was adjusted based upon the initial public offering price resulting in the decrease in the value of the warrants by approximately $250,000.

Simultaneously with the Company's initial public offering in June 2001, these warrants were converted into 249,774 common shares and the unamortized balance was written off when the loan was paid off on June 22, 2001. This resulted in a loss on early extinguishment of debt (see Note 6).

8. Commitments and Contingencies

Advertising Fund

All domestic franchisees are required to pay a monthly advertising fee to the Company, for contribution to an advertising fund, equal to 2% of their franchises' gross receipts, as defined, for the preceding month. In accordance with the terms of the franchise agreements, the Company is required to use all advertising fees it receives for the development, placement and distribution of regional and national consumer advertising, designed at its discretion to promote consumer demand for services and products available from the franchises.

The Company is required to keep separate advertising fund accounting records and to maintain the advertising funds collected from the franchisees in a separate bank account. Prior to July 2001, the account balances of the advertising fund are not included in the accompanying consolidated financial statements. During 2001, with the acquisition of several franchises (see Note 12), the Company attained majority control over the advertising fund and began to consolidate the advertising fund in the Company's financial statements. Accordingly, since July 2001, franchisee payments to the Company in respect of the advertising fund are recorded in the Company's revenue and the expenses of the advertising fund are recorded in the Company's Selling, General and Administrative Expenses.

Office and Classroom Leases

The Company has entered into various operating leases for its office and classroom site locations. Minimum rental commitments under these leases, which are in excess of one year, as of December 31, 2002, are approximately as follows:

Year ending December 31,	(in thousands)
2003	$ 3,094
2004	2,834
2005	2,371
2006	1,919
2007	2,085
Thereafter	3,606
	$15,909

Rent expense for the years ended December 31, 2002, 2001 and 2000 was approximately $6.9, $6.5 and $3.7 million, respectively. These amounts include rent expense for the rental of space on a month-to-month basis, as well as those amounts incurred under operating leases for longer periods. Certain leases provide for early termination without penalty.

The Company has been released from a portion of its rent obligation on certain premises which it is subleasing through 2004; however, in the event of default by the sublessee, it would remain liable for the balance of the rent obligation, which, at December 31, 2002 aggregated approximately $201,000.

Legal Matters

The Company is party to various litigation matters in the ordinary course of its business which, in the opinion of management, will not result in a material loss to the Company.

In June 1996, an author filed a lawsuit against the Company. On May 10, 2000, the lawsuit was settled and the Company paid the author $900,000 cash and issued warrants providing for the purchase of such number of shares of the Company's common stock as is obtained by dividing $1,200,000 by the initial public offering price of the Company's common stock. These warrants were exercisable for an 18-month period, beginning with the date of the completion of an initial public offering by the Company, at an exercise price equal to the initial public offering price of the Company's stock. At December 31, 2000, the Company recorded a $300,000 expense for the fair value of the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: an expected life of 18 months, an exercise price of $12.00 per share, an expected dividend yield of 0%, an expected stock price volatility factor of 0.5 and a risk-free interest rate of 6.8%. In December 2002, the warrants expired unexercised. In addition, as part of the settlement, the Company's royalty agreement with the author was amended. Under the amended royalty agreement, the publisher pays royalties directly to the author. Should royalties paid under the agreement be less than $200,000 per year through December 31, 2004, the Company is required to pay the difference. During 2000 the Company paid the author approximately $30,000 to achieve this minimum. None was paid in 2002 and 2001.

Co-authorship Agreements

In connection with its publishing agreements, the Company has entered into various co-authorship agreements for the preparation of manuscripts. These agreements require payment of nonrecourse advances for services rendered at various established milestones. The Company's future contractual commitments under the co-authorship agreements for manuscripts not yet delivered as of December 31, 2002 and 2001 are approximately $29,000 and $49,000, respectively. In addition, the co-authors are entitled to a percentage of the future royalties earned by the Company, which are first to be offset against such advances. The total costs incurred under these co-authorship agreements by the Company for advances and royalties were approximately $367,000, $284,000, and $226,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The expense related to co-author payments is accrued monthly. This expense is adjusted based upon actual expenditures paid to the co-authors. These expenditures are a percentage of the royalties paid to the Company by the publisher. Royalties from the publisher are recorded as revenue with the co-author expenditures recorded as expense.

9. Income Taxes

Prior to April 1, 2000, the Company was an S corporation under the provisions of the Internal Revenue Code ("IRC"), which provides that in lieu of corporate income taxes, each stockholder is taxed on their proportionate share of the taxable income. The Company's operating subsidiaries were organized as limited liability companies, therefore, income taxes were the responsibility of the members and not the limited liability companies. Certain state and local jurisdictions in which the Company operates do not recognize S corporation or limited liability company status. Therefore, for periods prior to April 1, 2000, provision for certain state and local income taxes was made, as applicable.

Effective April 1, 2000, in connection with its restructuring, the Company converted to a C corporation and is now subject to federal, state and local income taxes. In connection with this conversion, the Company recorded a one time nonrecurring benefit of approximately $899,000.

Such benefit relates to the deferred tax assets and liabilities associated with the difference between the financial statements and tax basis of the assets and liabilities of the Company.

The (provision) benefit for income taxes consists of the following:

	Years Ended December 31,		
	2002	2001	2000
	(in thousands)		
Current	$ —	$ (128)	$ (125)
Deferred	736	6,747	10,117
	$736	$6,619	$ 9,992

Significant components of the Company's deferred tax assets and liabilities are as follows at:

	December 31,	
	2002	2001
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforward	$19,641	$18,034
Advertising fund allowance	—	83
Allowance for doubtful accounts	219	370
Stock appreciation rights	198	210
Capitalized inventory costs	33	9
Deferred rent	404	311
Accumulated depreciation	—	13
Accumulated amortization	—	283
Unrealized losses	147	—
Other	360	257
Total deferred tax assets	21,002	19,570
Deferred tax liabilities:		
Unrealized gains	—	(418)
Software development costs	(703)	(801)
Accumulated amortization	(537)	—
Accumulated depreciation	(256)	—
Stock appreciation rights	—	(2)
Total deferred tax liabilities	(1,496)	(1,221)
Net deferred tax asset	$19,506	$18,349

The net deferred tax asset at December 31, 2002 and 2001 is classified in the Company's consolidated balance sheet as current deferred tax assets of approximately $907,000 and $593,000 respectively and noncurrent deferred tax assets of approximately $18.6 million and $17.8 million, respectively. As of December 31, 2002, the Company has a net operating loss carryforward totaling approximately $47.2 million which expires in the years 2020 through 2022, and other timing differences which will be available to offset regular taxable income during the carryforward period. The Company believes that the related deferred tax benefit amount will more likely than not be recognized during these periods and, accordingly, no valuation allowance was deemed necessary.

A reconciliation setting forth the differences between the effective tax rate of the Company for the years ended December 31, 2002 and 2001 and the U.S. federal statutory tax rate is as follows:

	Years Ended December 31,			
	2002		2001	
	(in thousands)			
Pre-tax net loss	$621	34%	$5,141	34%
Effect of minority interest and other permanent differences	45	2.5%	(155)	(1)%
Effect of state taxes	129	7.1%	1,117	7%
Effect of minimum capital taxes	—	—	(84)	(1)%
Other	(59)	(3.2)%	600	4%
	$736	40.4%	$6,619	43%

10. Employee Benefits and Contracts

Fully Insured Partial Funding Medical Plan

Prior to December 31, 2002, the Company provided a fully insured partial funding medical plan for its employees. The Company is liable for medical claims submitted (after the deductible and any co-payment by the employee) up to the amount of $40,000 per employee. Any claims in excess of this amount are covered by the insurance carrier. At December 31, 2002 and 2001, the Company had no significant unfunded claims. As of December 31, 2002 and 2001, and based on the number of covered employees at those times, the maximum annual liability for medical claims for 2002 and for 2001 would be $1.6 million and $1.1 million, respectively. Beginning January 1, 2003 the company contracted with an insurance provider to provide medical insurance for its employees and under this new contract the Company is not liable for medical claims.

Retirement Plan

The Company has a defined contribution plan (the "Plan") under Section 401(k) of the IRC, which provides that eligible employees may make contributions subject to IRC limitations. Employees become eligible to participate in the Plan after one year of continuous full-time employment. Under the provisions of the Plan, contributions made by the Company are discretionary and are determined annually by the trustees of the Plan. The Company's contributions to the Plan for the years ended December 31, 2002, 2001 and 2000 were $199,000 $159,000, and $98,000, respectively.

Stock Appreciation Rights Plan

Until April 2000, the Company maintained a Stock Appreciation Rights Plan (the "SAR Plan"). There were no issuances of Stock Appreciation Rights units ("SARs") under the SAR Plan since 1996, as the SAR Plan was augmented with a Phantom Stock Plan in June 1997 (see the Phantom Stock Plan note below). Vesting rights of awarded SARs were at the discretion of the Company's management at the time of the award. The vesting periods varied from immediate to three years based on the circumstances of each award.

Phantom Stock Plan

Effective June 1997, the Company augmented its SAR Plan with a Phantom Stock Plan (the "PSU Plan"). Under this plan, Phantom Stock Units ("PSUs") could be purchased by eligible employees or awarded by management. Employee purchases of PSUs were made through bi-weekly payroll deductions based on annual elections made in December of the prior year.

Awarded PSUs were at the discretion of management. Vesting rights of awarded PSUs were at the discretion of the Company's management at the time of the award. PSUs that were purchased by employees were fully vested when purchased.

The Company recorded compensation expense of $1,082,087 for the year ended December 31, 2000, based on the actual issue prices of the vested PSUs, the annual appreciation of the fair value and the change in the number of vested PSUs. The vesting periods for awarded PSUs were based on the circumstances of each award. Some were awarded with vesting periods based on the passage of time and some were awarded with vesting based on performance.

Termination of SAR and PSU Plans

In April 2000, the Company's SAR and PSU Plans were terminated and replaced by a new stock incentive plan adopted by the Company. Under the Company's 2000 Stock Incentive Plan, 3,595,500 shares of Class B non-voting common stock are authorized for issuance. As a result of the conversion of the SAR and PSU Plans, holders of vested PSUs received stock in the Company and/or cash, while holders of SARs and unvested PSUs received stock options to purchase common stock under the new stock incentive plan. Participants in the PSU and SAR Plans also received, on April 18, 2000, a total of 32,168 shares of common stock of Student Advantage, Inc. with a total public market value of approximately $168,000 on the date of distribution.

At the time of the Company's restructuring (see Note 7), the valuation committee of the PSU Plan determined the per share price of the Company's common stock to be $7.39 per share. This determination was based on a number of factors, including the $7.27 per share (adjusted to $8.59 per share for a subsequent .846-for-one reverse stock split of the Company's common stock) price paid by the Series A preferred shareholders that were then investing in the Company. Applying a discount of approximately 14% to the preferred share price, the per share value for common stock was estimated to be $7.39 per share. This per share value of $7.39 was used to value the PSUs and SARs, the exercise price of newly issued options and the stock used to replace the vested PSUs.

In connection with the termination of the PSU Plan in April 2000, the Company issued 890,767 shares of Class B non-voting common stock with a value of $6,580,519 to the holders of PSUs in exchange for all vested and unvested PSUs and paid related payroll withholding taxes, for a total compensation expense of approximately $11,962,000. The Company recorded this expense in April 2000, while simultaneously reversing the previously recorded liability for all then vested PSUs of approximately $3,498,000, which liability represents all accrued PSU expenses for all periods prior to April 1, 2000. This resulted in a net expense of $8,464,000 recorded in 2000. In addition, certain employees purchased a total of 26,437 additional shares of the Company's Class B common stock, at $7.39 per share, for a total of 917,204 shares issued during the conversion. In addition to the shares of Class B non-voting common stock, 1,182,507 stock options were awarded as a result of the termination of the PSU Plan. These options were unvested at the time of grant, have a $7.39 exercise price, which was the estimated fair value at the time of grant, and vest quarterly over periods ranging from three to four years.

The outstanding SARs, which were all fully vested, were converted into 133,445 stock options on a one for one basis with exercise prices between $1.73 and $2.29, which equal the initial SAR value at the time of the award adjusted for the increased number of underlying shares of common stock of the Company. Since these exercise prices were below the estimated fair value of $7.39 per share at the time of grant, the compensation expense recorded in prior periods to record the expense up to the $7.39 per share fair value was not reversed at the time of the conversion from SARs to stock options.

The following is a summary of the Company's SAR and PSU activity and related information for the years ended December 31, 2000 and 1999. The number of shares and per share prices have

been adjusted to reflect the Company's April 1, 2000 restructuring and the reverse stock split (see Note 7).

	SARs		PSUs	
	Adjusted # of SARs	Avg. Value at time of Grant (adjusted)	Adjusted # of PSUs	Value at time of grant/purchase (adjusted)
Year ended December 31, 1999				
Outstanding at beginning of year	174,555		145,275	
Granted	—		1,513,460	$2.96
Purchased	—		14,754	2.96
Purchased	—		12,622	5.32
Exercised	(32,930)	$1.88	(7,512)	5.32
Cancelled	—		(3,841)	5.32
Outstanding at end of year	141,625		1,674,758	
Year ended December 31, 2000				
Granted	—		27,664	5.32
Purchased	—		31,971	5.32
Exercised	(8,180)	1.88	(38,157)	7.39
Cancelled	(133,445)	1.88	(1,696,236)	7.39
Outstanding at end of period	—		—	

Stock Incentive Plan

On April 1, 2000, the Company adopted its 2000 Stock Incentive Plan (the "Stock Incentive Plan") providing for the authorization and issuance of up to 2,538,000 shares of common stock, as adjusted. In June 2000 and June 2001, an additional 211,500 and 846,000 shares, respectively, were authorized. The Stock Incentive Plan provides for the granting of incentive stock options, non-qualified stock options, restricted stock and deferred stock to eligible participants. Options granted under the Stock Incentive Plan are for periods not to exceed ten years. Other than for options to purchase 133,445 shares granted in 2000 to certain employees which were vested immediately, options outstanding under the Stock Incentive Plan generally vest quarterly over two to four years.

A summary of the activity of the Stock Incentive Plan is as follows:

	Options	Weighted-Average Exercise Price
Outstanding at December 31, 1999	—	—
Granted below market	133,445	$1.87
Granted at market	1,386,228	7.46
Forfeited	(58,377)	7.39
Outstanding at December 31, 2000	1,461,296	6.95
Granted below market	91,500	9.04
Granted at market	385,301	6.68
Forfeited	(71,791)	7.82
Exercised	(9,402)	2.65
Outstanding at December 31, 2001	1,856,904	6.98
Granted below market	—	—
Granted at market	769,050	7.94
Forfeited	(172,321)	6.75
Exercised	(40,271)	6.59
Outstanding at December 31, 2002	2,413,362	7.32
Exercisable at December 31, 2000	402,295	
Exercisable at December 31, 2001	742,293	
Exercisable at December 31, 2002	1,238,493	

Stock options outstanding at December 31, 2002 are summarized as follows:

Options Outstanding				Options Exercisable	
Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$1.73—7.29	347,207	8.33	$4.35	184,043	$3.11
7.39	1,135,443	7.28	7.39	846,607	7.39
7.55—8.30	692,676	9.20	7.96	104,876	7.99
8.53—11.00	238,036	8.34	9.44	102,967	9.63
	2,413,362	8.08	7.32	1,238,493	6.99

During 2000, the Company granted 133,445 stock options to employees at exercise prices ranging from $1.73-$2.29 per share. Compensation expense, in accordance with the provisions of APB 25, of approximately $739,000 was recorded by the Company for the year ended December 31, 2000. During 2001 the Company granted 116,500 stock options to non-employee advisors and, using the fair value method, recorded compensation expense of approximately $256,000 and $241,000 for the years ended December 31, 2002 and 2001, respectively.

11. Related Parties

Publisher

Random House, Inc., a holder of 2,221,631 shares of the Company's common stock at December 31, 2002, is also the publisher and distributor of certain of the Company's products. The contracts signed with Random House, Inc. typically contain an advance upon signing with the balance due upon delivery of the completed manuscript. During 2002 and 2001 the Company signed contracts with Random House, Inc. for fifty-five and six new books, respectively. The total

advances received at the time of the contracts for these books was $224,000 and $115,000 for the years ended December 31, 2002 and 2001, respectively.

For the years ended December 31, 2002, 2001 and 2000, the Company earned $3.5, $2.5 and $2.2 million respectively, of book and publication income from Random House, Inc. Total receivables at December 31, 2002 and 2001 include $2.8 and $1.6 million, respectively, due from Random House, Inc. for royalties, book advances, copy editing and marketing fees. In addition, Random House, Inc. has paid advances of $34,000 and $113,000, respectively, to the Company for books that have not yet been completed as of December 31, 2002 and 2001, which are deferred as book advances. At December 31, 2002 and 2001, the Company had a liability to Random House, Inc. of $141,000 for advances previously received on uncompleted books that were cancelled in 1999.

Franchisees

As of May 31, 1995, the Company sold approximately 18% of Princeton Review Publishing, LLC to certain franchisees (which was reduced to approximately 14% pursuant to subsequent transactions and eliminated entirely on April 1, 2000 (see Note 7)).

For the years ended December 31, 2002, 2001 and 2000, the Company earned revenues from these franchises for management services through royalties of approximately $4.3, $2.9 and $3.4 million, respectively, and earned revenues of $1.6, $2.3 and $3.0 million, respectively, through the sale of course materials. Included in accounts receivable at December 31, 2002 and 2001 was $745,000 and $1.3 million, respectively, due from these franchises.

In conjunction with the Company's restructuring (see Note 7), certain franchisees exercised their preemptive rights to buy more membership units in Princeton Review Publishing, LLC. These franchisees purchased an additional 280.25 units for $1,100,932.

Loans to Officers

As of December 31, 2002 and 2001 the Company had loan balances to executive officers of approximately $1.0 million and $600,000, respectively. No loans were made to executive officers after February 2002. Such amounts and accrued interest is included in other assets at December 31, 2002. These loans are payable in four consecutive, equal annual installments with the first payment to be made on the earlier of the fourth anniversary of the loan or 60 days after termination of employment, accrue interest at 7.3% per year and as of December 31, 2002, are secured by the 299,066 shares of the Company's common stock owned by these officers.

12. Acquisitions

Princeton Review of Boston and Princeton Review of New Jersey

On March 2, 2001, the Company acquired the assets comprising the businesses of Princeton Review of Boston and Princeton Review of New Jersey for a total purchase price of approximately $13.8 million. The purchase price exceeded the fair value of the net assets acquired resulting in goodwill of approximately $12,918,000. Each of these entities provided test preparation courses under the Princeton Review name through one or more franchise agreements with the Company.

Approximately $10,175,000 of the purchase price was paid in cash at the time of closing and was financed through borrowings under the Company's credit facilities. The remaining $3,625,000 of the purchase price was paid by delivery to the sellers of two subordinated promissory notes (see Note 6).

Princeton Review Peninsula

On March 2, 2001, the Company acquired the assets of Princeton Review Peninsula, which provided test preparation courses in several counties in California under the Princeton Review name through a franchise agreement with us. The Company acquired the operations of Princeton Review Peninsula for a total cash purchase price of approximately $2.7 million, which it financed through borrowings under its credit facilities. The purchase price exceeded the fair value of the net assets acquired resulting in goodwill of approximately $2,599,000.

T.S.T.S.

On June 18, 2001, the Company acquired the assets of T.S.T.S. for a total purchase price of approximately $6.3 million. The purchase price exceeded the fair value of the net assets acquired resulting in goodwill of approximately $6,201,000. T.S.T.S. provided test preparation courses in Texas, Arizona, Oklahoma, Louisiana and New Mexico under the Princeton Review name through four franchise agreements with the Company.

Approximately $4.8 million of the purchase price was paid in cash at the time of closing and was financed through borrowings under the Company's credit facilities. The remaining approximately $1,475,000 of the purchase price was paid by delivery to the sellers of a subordinated promissory note (see Note 6).

The aforementioned acquisitions have been accounted for as purchases and have been included in the Company's operations from the date of the respective purchases.

Embark

On October 1, 2001, the Company completed its purchase of substantially all of the operating assets of Embark, a developer of online products and services for the college admissions market. Pursuant to an Asset Purchase Agreement, dated as of October 1, 2001, the Company, through its subsidiary Princeton Review Publishing, L.L.C., acquired Embark's college admissions business, which consists primarily of Embark's customer contracts with academic institutions and its technological platform for submitting electronic applications and related services.

The purchase price paid at closing for the Embark assets consisted of 875,000 newly issued shares of the Company's common stock valued at approximately $5.2 million, approximately $3.4 million in assumed indebtedness (see Note 6) and approximately $2.1 million in other assumed liabilities of Embark, consisting primarily of deferred revenue relating to customer contracts assumed by the Company, net of acquired receivables of approximately $1 million. The purchase price, including acquisition costs of approximately $1,130,000, and earnout for 2001 of approximately $476,000, exceeded the fair value of net assets acquired, resulting in goodwill of approximately $7.2 million. The acquisition was recorded in accordance with FASB 141 and accordingly no amortization expense for goodwill related to this acquisition was recorded for 2001. In accordance with the earn-out provisions entitling Embark to additional consideration based on the performance of the acquired business, Embark earned a payment of 9,128 shares of our common stock and approximately $1.2 million in cash, based on the revenue performance of the acquired business through 2002, and will receive additional cash consideration based on revenue performance for the first half of 2003. In addition to the purchase price, in connection with the transaction, the Company made a $1.8 million loan to Embark, which is secured by 300,000 of the shares of the Company's common stock that Embark received as part of the purchase price. The approximate $1.2 million earn-out was applied against the loan balance. All future cash payments to Embark based on the future revenue performance of the acquired business are contractually required to be used by Embark to repay the outstanding loan, until such time as the loan is repaid in full.

The Princeton Review of St. Louis, Inc.

On October 18, 2002, the Company acquired the assets of The Princeton Review of St. Louis, Inc. for a total purchase price of approximately $850,000. The purchase price exceeded the fair value of the net assets acquired resulting in goodwill of approximately $750,000. The Princeton Review of St. Louis, Inc. provided test preparation courses in Missouri under the Princeton Review name through a franchise agreement with the Company. This acquisition has been accounted for as a purchase and has been included in the Company's operations from the date of the purchase.

Approximately $384,000 of the purchase price was paid in cash at the time of closing. The remaining approximately $466,000 of the purchase price was paid by delivery to the sellers of a subordinated promissory note (see Note 6).

The pro forma consolidated results of operations, assuming the consummation of the Princeton Review of Boston, Princeton Review of New Jersey, T.S.T.S. and Embark acquisitions as of January 1, 2000, are as follows (in thousands, except per share data):

	Years Ended December 31,	
	2001	2000
	(in thousands, except per share data)	
Revenues	$ 81,037	$ 67,734
Net loss	(13,204)	(24,047)
Net loss attributed to common stockholders	(14,468)	(30,968)
Basic and diluted net loss per share	$ (.82)	$ (2.07)

The pro forma effects of the Princeton Review Peninsula and The Princeton Review of St. Louis, Inc. are not presented above because their results are not significant.

13. Segment Reporting

The operating segments reported below are the segments of the Company for which separate financial information is available and for which operating income is evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies (see Note 1).

The following segment results include the allocation of certain information technology costs, accounting services, executive management costs, office facilities expenses, human resources expenses and other shared services which are allocated based on consumption. Corporate consists of unallocated administrative support functions. The Company operates its business through three divisions. The majority of the Company's revenue is earned by the Test Preparation Services division, which sells a range of services including test preparation, tutoring and academic counseling. Test Preparation Services derives its revenue from Company operated locations and from royalties from and product sales to independently owned franchises. The Admissions Services division earns revenue from developing content for books, software and other publications for third-party publishers, sells advertising and sponsorships and earns subscription, transaction and marketing fees from higher education institutions. The K-12 Services division earns fees from its content development work, an Internet-based subscription service for K-12 schools, professional training and development services and K-12 print-based products.

	Year Ended December 31, 2002 (in thousands)				
	Test Preparation Services	Admissions Services	K-12 Services	Corporate	Total
Revenue	$65,935	$13,964	$ 9,337	—	$ 89,236
Depreciation & Amortization	2,014	2,137	1,262	$ 856	6,269
Segment operating income (loss)	11,857	(6,249)	(5,643)	(1,492)	(1,527)
Segment EBITDA	13,871	(4,234)	(4,380)	(637)	4,620
Segment Assets	31,242	28,503	12,171	40,200	112,116
Expenditures for long lived assets	2,921	1,301	2,873	2,828	9,923

	Year Ended December 31, 2001 (in thousands)				
	Test Preparation Services	Admissions Services	K-12 Services	Corporate	Total
Revenue	$53,936	$ 8,924	$ 6,255	—	$ 69,115
Depreciation & Amortization	2,851	1,481	1,172	$ 975	6,479
Segment operating income (loss)	2,371	(7,063)	(10,454)	(1,605)	(16,751)
Segment EBITDA	5,234	(5,628)	(9,281)	(630)	(10,305)
Segment Assets	27,502	25,926	6,459	51,946	111,833
Expenditures for long lived assets	24,650	13,846	2,185	784	41,465

	Year Ended December 31, 2000 (in thousands)				
	Test Preparation Services	Admissions Services	K-12 Services	Corporate	Total
Revenue	$34,048	$ 4,480	$ 5,351	—	$ 43,879
Depreciation & Amortization	861	554	648	$ 769	2,832
Segment operating loss	(2,902)	(8,840)	(6,262)	(7,215)	(25,219)
Segment EBITDA	(2,081)	(1,010)	(5,613)	(7,017)	(15,721)
Segment Assets	6,200	12,964	5,022	34,389	58,575
Expenditures for long lived assets	2,591	4,025	1,739	9,056	17,411

	Years Ended December 31, (in thousands)		
	2002	2001	2000
Reconciliation to net loss			
Total loss for reportable segments	$(1,527)	$(16,751)	$(25,219)
Unallocated amounts:			
Gain on distribution/sale of securities and other assets	—	—	7,597
Interest expense	(624)	(2,043)	(237)
Equity interest in operations of affiliates	—	(34)	(881)
Other income	325	570	576
Benefit for income taxes	736	7,924	9,992
Net loss	$(1,090)	$(10,334)	$ (8,172)

14. Quarterly Results of Operations (Unaudited)

The following table presents unaudited statement of operations data for each of the eight quarters in the two year period ended December 31, 2002. This information has been derived from the Company's historical consolidated financial statements and should be read in conjunction with the Company's historical consolidated financial statements and related notes appearing in this Annual Report on Form 10-K.

	Quarter Ended							
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
	(in thousands, except per share data)							
Revenue								
Test Preparation Services	$10,245	$12,379	$19,725	$11,587	$14,221	$15,350	$22,888	$13,476
Admissions Services	1,679	1,589	1,774	3,882	3,916	2,917	2,698	4,433
K-12 Services	1,195	1,476	1,635	1,949	1,260	2,782	2,133	3,162
Total revenue	13,119	15,444	23,134	17,418	19,397	21,049	27,719	21,071
Cost of revenue								
Test Preparation Services	3,577	4,002	5,404	4,036	4,360	4,259	5,982	4,079
Admissions Services	331	635	363	1,197	923	921	964	1,251
K-12 Services	322	649	581	646	351	830	889	1,257
Total cost of revenue	4,230	5,286	6,348	5,879	5,634	6,010	7,835	6,587
Gross profit	8,889	10,158	16,786	11,539	13,763	15,039	19,884	14,484
Operating expenses								
Selling, general and administrative	12,892	13,660	18,260	16,181	17,616	15,773	17,431	13,533
Loss on extinguishment of debt	—	3,130	—	—	—	—	—	—
Impairment of investment	—	—	—	—	—	—	—	344
Total operating expenses	12,892	16,790	18,260	16,181	17,616	15,773	17,431	13,877
(Loss) income from operations	(4,003)	(6,632)	(1,474)	(4,642)	(3,853)	(734)	2,453	607
Net (loss) income	$(2,887)	$(4,406)	$ (892)	$(2,149)	$(2,254)	$ (434)	$ 1,316	$ 282
Net (loss) income attributed to common stockholders	$(5,261)	$(6,297)	$ (892)	$(2,149)	$(2,254)	$ (434)	$ 1,316	$ 282
Net income (loss) per share attributed to common stockholders—basic and diluted	$ (0.34)	$ (0.38)	$ (0.03)	$ (0.08)	$ (0.08)	$ (0.02)	$ 0.05	$ 0.01
Weighted average shares used in computing net (loss) income per share								
Basic	15,299	16,767	26,293	27,171	27,187	27,248	27,259	27,262
Diluted	15,299	16,767	26,293	27,171	27,187	27,248	27,381	27,349

THE PRINCETON REVIEW, INC. AND SUBSIDIARIES

Schedule II

Valuation and Qualifying Accounts

For the years ended December 31, 2002, 2001 and 2000

	Balance at Beginning of Period	Additions Charged to Expense	Deductions From Allowance	Balance at End of Period
		(in thousands)		
Allowance for Doubtful Accounts				
Year Ended December 31, 2002	$890	$655	$(1,018)	$527
Year Ended December 31, 2001	$765	$(82)	$ 207	$890
Year Ended December 31, 2000	$720	$515	$ (470)	$765

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 with respect to identification of directors and compliance with Section 16(a) of the Exchange Act is incorporated by reference from our definitive proxy statement for our 2003 annual meeting of stockholders, scheduled to be held on June 11, 2003. For information with respect to our executive officers, see "Executive Officers" at the end of Part 1 of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference from our definitive proxy statement for our 2003 annual meeting of stockholders, scheduled to be held on June 11, 2003.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is incorporated by reference from our definitive proxy statement for our 2003 annual meeting of stockholders, scheduled to be held on June 11, 2003.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is incorporated by reference from our definitive proxy statement for our 2003 annual meeting of stockholders, scheduled to be held on June 11, 2003.

Item 14. Controls and Procedures

As of March 24, 2003, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 24, 2003.

There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to March 24, 2003, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as part of this Report:

1. Financial Statements—See Index to Consolidated Financial Statements and Financial Statement Schedule at Item 8 on page 42 of this Annual Report on Form 10-K:

2. Financial Statement Schedules—See Index to Consolidated Financial Statements and Financial Statement Schedule at Item 8 on page 42 of this Annual Report on Form 10-K:

3. Exhibits—The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

Exhibit Number	Description
2.1	—Conversion and Contribution Agreement, dated as of March 31, 2000, by and among The Princeton Review, Inc., the Non-Voting Members of Princeton Review Publishing L.L.C., John S. Katzman and TPR Holdings, Inc. (1)
2.2	—RH Contribution Agreement, dated as of March 31, 2000, by and among Random House TPR, Inc., Random House, Inc., The Princeton Review, Inc., John S. Katzman, and TPR Holdings, Inc. (1)
2.3	—TPR Contribution Agreement, dated as of March 31, 2000, by and among The Princeton Review, Inc., each of the persons listed on Schedule I attached to the agreement and TPR Holdings, Inc. (1)
2.4	—Option Agreement, dated as of May 30, 2000, by and among Princeton Review Operations, L.L.C., Princeton Review of Boston, Inc. and Princeton Review of New Jersey, Inc. (1)
2.5	—Option Agreement Amendment, dated as of December 14, 2000, by and between Princeton Review Operations, L.L.C., Princeton Review of Boston, Inc. and Princeton Review of New Jersey, Inc. (1)
2.6	—Option Agreement, dated as of October 18, 2000, by and among Princeton Review Operations, L.L.C., T.S.T.S., Inc., Robert O. Case and Kevin D. Campbell. (1)
2.7	—Option Agreement, dated as of December 15, 2000, by and between Princeton Review Operations, L.L.C. and The Princeton Review Peninsula, Inc. (1)
2.8	—Asset Purchase Agreement, dated as of January 18, 2001, by and among Princeton Review Boston, Inc., Princeton Review New Jersey, Inc., Robert L. Cohen, Matthew Rosenthal, Princeton Review Operations, L.L.C., and Princeton Review Management, L.L.C. (1)
2.9	—Closing Agreement, dated as of March 2, 2001, by and among Princeton Review of Boston, Inc., Princeton Review of New Jersey, Inc., Robert L. Cohen, Matthew Rosenthal, Princeton Review Operations, L.L.C. and Princeton Review Management, L.L.C. (incorporated herein by reference to Exhibit 2.8.1 to our Registration Statement on Form S-1 (File No. 333-43874) which was declared effective on June 18, 2001 (the "Form S-1")).
2.10	—Promissory Note, dated as of March 2, 2001, made by Princeton Review Operations, L.L.C. in favor of Princeton Review of Boston, Inc., in the principal amount of $3,125,000 (incorporated herein by reference to Exhibit 2.9 to our Form S-1).
2.11	—Promissory Note, dated as of March 2, 2001, made by Princeton Review Operations, L.L.C. in favor of Princeton Review of Boston, Inc., in the principal amount of $500,000 (incorporated herein by reference to Exhibit 2.10 to our Form S-1).
2.12	—Asset Purchase Agreement, dated as of March 6, 2001, by and among The Princeton Review Peninsula, Inc., the Hirsch Living Trust, Pamela N. Hirsch, Myles E. Hirsch, Frederick Sliter, Princeton Review Operations, L.L.C. and Princeton Review Management, L.L.C. (incorporated herein by reference to Exhibit 2.11 to our Form S-1).
2.13	—Asset Purchase Agreement, dated June 18, 2001, among Princeton Review Operations, L.L.C., Princeton Review Management, L.L.C., T.S.T.S., Inc., Robert O. Case and Kevin D. Campbell (incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 000-32469), filed with the Securities and Exchange Commission on August 8, 2001 (the "2001 Second Quarter Form 10-Q")).
2.14	—Subordinated Promissory Note, dated June 18, 2001, made by Princeton Review Operations, L.L.C. in favor of T.S.T.S., Inc., in the principal amount of $1,475,000 (incorporated herein by reference to Exhibit 10.2 to our 2001 Second Quarter Form 10-Q).
2.15	—Asset Purchase Agreement, dated as of October 1, 2001, by and among The Princeton Review, Inc., Princeton Review Publishing, L.L.C. and Embark.com, Inc. (incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K (File No. 000-32469), filed with the Securities and Exchange Commission on October 9, 2001 (the "Form 8-K")).
3.1	—Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1.2 to our Form S-1).
3.2	—Amended and Restated By-laws (incorporated herein by reference to Exhibit 3.3.1 to our Form S-1).
4.1	—Form of Specimen Common Stock Certificate (1).

Exhibit Number	Description
10.1	—Stockholders Agreement, dated as of April 1, 2000, by and among The Princeton Review, Inc., and its stockholders (1).
10.2	—Stock Purchase Agreement, dated April 18, 2000, by and among The Princeton Review, Inc., SG Capital Partners LLC, Olympus Growth Fund III, L.P. and Olympus Executive Fund, L.P. (1).
10.3	—Joinder Agreement, dated April 18, 2000, to the Stockholders Agreement dated April 1, 2000, among stockholders of The Princeton Review, Inc. (1).
10.4	—Investor Rights Agreement, dated April 18, 2000, by and among The Princeton Review, Inc., SG Capital Partners LLC, Olympus Growth Fund III, L.P. and Olympus Executive Fund, L.P. (1).
10.5	—The Princeton Review, Inc. 2000 Stock Incentive Plan, March 2000 (1).
10.6	—Amendment to The Princeton Review, Inc. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5.1 to our Form S-1).
10.7	—Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.6 to our Form S-1).
10.8	—Software Purchase Agreement, dated as of June 23, 1998, by and between Learning Company Properties and Princeton Review Publishing, L.L.C. (incorporated herein by reference to Exhibit 10.10 to our Form S-1).
10.9	—The Princeton Review Executive Compensation Policy Statement, as amended (incorporated by reference to Exhibit 10.12 of our Annual Report on Form 10-K for the year ended December 31, 2001).
10.10	—Office Lease, dated as of April 23, 1992, as amended, by and between The Princeton Review, Inc. and 2316 Broadway Realty Co. (incorporated herein by reference to Exhibit 10.12 to our Form S-1).
10.11	—Amendment to Office Lease, dated December 9, 1993 (incorporated herein by reference to Exhibit 10.13 to our Form S-1).
10.12	—Second Amendment to Office Lease, dated February 6, 1995 (incorporated herein by reference to Exhibit 10.14 to our Form S-1).
10.13	—Third Amendment to Office Lease, dated April 2, 1996 (incorporated herein by reference to Exhibit 10.15 to our Form S-1).
10.14	—Fourth Amendment to Office Lease, dated July 10, 1998 (incorporated herein by reference to Exhibit 10.16 to our Form S-1).
10.15	—Employment Agreement, dated as of April 11, 2002, by and between The Princeton Review, Inc. and John Katzman (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file No. 000-32469), filed with the Securities and Exchange Commission on May 14, 2002 (the "2002 First Quarter Form 10-Q").
10.16	—Employment Agreement, dated as of April 10, 2002, by and between The Princeton Review, Inc. and Mark Chernis (incorporated by reference to Exhibit 10.2 to our 2002 First Quarter Form 10-Q).
10.17	—Employment Agreement, dated as of April 10, 2002, by and between The Princeton Review, Inc. and Steve Quattrociocchi (incorporated by reference to Exhibit 10.3 to our 2002 First Quarter Form 10-Q).
10.18	—Employment Agreement, dated as of April 10, 2002, by and between The Princeton Review, Inc. and Bruce Task (incorporated by reference to Exhibit 10.4 to our 2002 First Quarter Form 10-Q).
10.19	—Employment Agreement, dated as of October 15, 2001, by and between The Princeton Review, Inc. and Stephen Melvin (incorporated by reference to Exhibit 10.61 of our Annual Report on Form 10-K for the year ended December 31, 2001).
10.20	—Office Lease by and between The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York, as Landlord, and Princeton Review Publishing, L.L.C., as Tenant (incorporated herein by reference to Exhibit 10.35 to our Form S-1).
10.21	—Agreement, dated September 1, 1998, by and between The Educational and Professional Publishing Group, a unit of the McGraw-Hill Companies, Inc., and Princeton Review Publishing, L.L.C. (incorporated herein by reference to Exhibit 10.36 to our Form S-1).(2)

Exhibit Number	Description
10.22	—Franchise Agreement, dated as of July 1, 1986, by and between The Princeton Review Management Corp. and Lloyd Eric Cotsen (Lecomp Company, Inc.) (incorporated herein by reference to Exhibit 10.39 to our Form S-1).
10.23	—Franchise Agreement, dated as of September 13, 1986, by and between The Princeton Review Management Corp. and Robert Case, Richard McDugald and Kevin Campbell (Test Services, Inc.) (incorporated herein by reference to Exhibit 10.40 to our Form S-1).
10.24	—Addendum to the Franchise Agreement, dated as of May 31, 1995, by and between The Princeton Review Management Corp. and the persons and entities listed on the Franchisee Joinders (incorporated herein by reference to Exhibit 10.41 to our Form S-1).
10.25	—Formation Agreement, dated as of May 31, 1995, by and among The Princeton Review Publishing Company, L.L.C., The Princeton Review Publishing Co., Inc., the Princeton Review Management Corp. and the independent franchisees (incorporated herein by reference to Exhibit 10.42 to our Form S-1).
10.26	—Distance Learning Waiver, dated as of June 21, 2000, by and between Princeton Review Management, L.L.C. and Lecomp, Inc. (incorporated herein by reference to Exhibit 10.44 to our Form S-1).
10.27	—Pledge and Security Agreement, dated as of September 19, 2000, by and between Steven Hodas and The Princeton Review, Inc. (incorporated herein by reference to Exhibit 10.45 to our Form S-1)
10.28	—Promissory Note, dated as of September 19, 2000, made by Steven Hodas in favor of The Princeton Review, Inc. (incorporated herein by reference to Exhibit 10.46 to our Form S-1).
10.29	—Non-Recourse Promissory Note, dated August 15, 2001, made by Bruce Task in favor of The Princeton Review, Inc. (incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 000-32469) for the third quarter of 2001, filed with the Securities and Exchange Commission on November 13, 2001 (the "2001 Third Quarter Form 10-Q")).
10.30	—Pledge and Security Agreement, dated as of August 15, 2001, by and between Bruce Task and The Princeton Review, Inc. (incorporated herein by reference to Exhibit 10.2 to our 2001 Third Quarter Form 10-Q).
10.31	—Non-Recourse Promissory Note, dated November 27, 2001, made by Mark Chernis in favor of The Princeton Review, Inc. (incorporated by reference to Exhibit 10.53 of our Annual Report on Form 10-K for the year ended December 31, 2001).
10.32	—Pledge and Security Agreement, dated as of November 27, 2001, by and between Mark Chernis and The Princeton Review, Inc. (incorporated by reference to Exhibit 10.54 of our Annual Report on Form 10-K for the year ended December 31, 2001).
10.33	—Non-Recourse Promissory Note, dated March 7, 2002, made by Mark Chernis in favor of The Princeton Review, Inc. (incorporated by reference to Exhibit 10.55 of our Annual Report on Form 10-K for the year ended December 31, 2001).
10.34	—Amended and Restated Loan and Security Agreement, dated as of October 1, 2001, by and among Embark.com, Inc., Princeton Review Publishing, L.L.C., The Princeton Review, Inc. and Comdisco, Inc. (incorporated by reference to Exhibit 10.56 of our Annual Report on Form 10-K for the year ended December 31, 2001).
10.35	—Amended and Restated Secured Promissory Note, dated October 1, 2001, in the principal amount of $3,400,000 made by Princeton Review Publishing, L.L.C. in favor of Comdisco, Inc. (incorporated by reference to Exhibit 10.57 of our Annual Report on Form 10-K for the year ended December 31, 2001).
10.36	—Guaranty of Loans, dated as of October 1, 2001, made by Princeton Review Management, L.L.C., Princeton Review Operations, L.L.C., Princeton Review Products, L.L.C., The Princeton Review Canada, Inc. and The Princeton Review, Inc., in favor of Comdisco, Inc. (incorporated by reference to Exhibit 10.58 of our Annual Report on Form 10-K for the year ended December 31, 2001).
10.37	—Security Agreement, dated as of October 1, 2001, by and among Princeton Review Management, L.L.C., Princeton Review Operations, L.L.C., Princeton Review Products, L.L.C., The Princeton Review Canada, Inc. and The Princeton Review, Inc., in favor of Comdisco, Inc. (incorporated by reference to Exhibit 10.59 of our Annual Report on Form 10-K for the year ended December 31, 2001).

Exhibit Number	Description
10.38	—Subordination Agreement, dated as of October 1, 2001, by and between Comdisco, Inc. and Princeton Review Publishing, L.L.C., for the benefit of Senior Creditor (as defined therein) (incorporated by reference to Exhibit 10.60 of our Annual Report on Form 10-K for the year ended December 31, 2001).
21.1	—Subsidiaries of the Registrant.
23.1	—Consent of Ernst & Young LLP.
24.1	—Powers of Attorney (included on the signature pages hereto).
99.1	—Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated herein by reference to the exhibit with the same number to our Registration Statement on Form S-1 (File No. 333-43874), which was declared effective on June 18, 2001.

(2) Confidential portions of this document are omitted pursuant to a request for confidential treatment that has been granted by the Commission, and have been filed separately with the Commission.

(b) Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2003.

The Princeton Review, Inc.

By: /s/ Stephen Melvin
Stephen Melvin
Chief Financial Officer and Treasurer

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints each of John S. Katzman, Mark Chernis and Stephen Melvin, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments this report on Form 10-K, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John S. Katzman (John S. Katzman)	Chairman and Chief Executive Officer (Principal Executive Officer)	March 27, 2003
/s/ Stephen Melvin (Stephen Melvin)	Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2003
/s/ Richard Katzman (Richard Katzman)	Director	March 27, 2003
/s/ John C. Reid (John C. Reid)	Director	March 27, 2003
/s/ Richard Sarnoff (Richard Sarnoff)	Director	March 27, 2003
/s/ Sheree T. Speakman (Sheree T. Speakman)	Director	March 27, 2003
/s/ Howard A. Tullman (Howard A. Tullman)	Director	March 27, 2003
/s/ Frederick S. Humphries (Frederick S. Humphries)	Director	March 27, 2003

CERTIFICATION

I, John S. Katzman, certify that:

1. I have reviewed this annual report on Form 10-K of The Princeton Review, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ John S. Katzman

John S. Katzman
Chairman and Chief Executive Officer

CERTIFICATION

I, Stephen Melvin, certify that:

1. I have reviewed this annual report on Form 10-K of The Princeton Review, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Stephen Melvin

Stephen Melvin
Chief Financial Officer and Treasurer

[THIS PAGE INTENTIONALLY LEFT BLANK]

John S. Katzman,



Chairman and Chief Executive Officer.

John founded The Princeton Review shortly after graduating from Princeton University in 1981. Under his stewardship, the Company has grown into one of the strongest brands in education. John is the co-author of *Class Action* (Random House, 1995), which formed the theoretical basis for Homeroom.com, the Company's web-based tool which helps students prepare for the state tests. He served as president of The Princeton Review from 1981 until August 2000.

Mark Chernis,



President, Secretary and Chief Operating Officer.

Mark joined The Princeton Review in 1984 and has served as Chief Operating Officer and Secretary since 1995. He became company president in August 2000. From 1989 to 1995, Mark was Vice President, Operations, and was responsible for developing the internal service centers of the company, including information technology, human resources, and office services.

Stephen Melvin,



Chief Financial Officer and Treasurer.

Before joining The Princeton Review in 1998 as Chief Financial Officer, Steve served as Vice President of Solow Realty Company. He started his distinctive business career at the international accounting and consulting firm of Deloitte & Touche LLP, followed by several years of corporate financial experience at Paramount Pictures Corp, Private Satellite Network, and Western Heritable Investment Corporation.

Linda Nessim-Rubin,



EVP, Communications and Human Resources.

Linda has been the EVP, Communications since 1998. With her energy, organizational strength and creativity, Linda oversees the Princeton Review's cross-divisional marketing and communications activities, as well as human resources. She joined The Princeton Review in 1990, rising to Vice President of Marketing and Operations in 1995.

Stephen Quattrociocchi,



EVP, Test Preparation.

Since 1997, Steve has been responsible for The Princeton Review's classroom-based and online test preparations courses and tutoring. He also manages all course activities related to The Princeton Review's independent franchises both domestically and internationally. Steve started his Princeton Review career as an instructor in 1986 and became Executive Director of the Washington, DC office in 1988. From 1991 to 1997, he served as Vice President of Course Operations.

Robert L. Cohen,



EVP, K-12 Services.

Rob became EVP of The Princeton Review's K-12 Services Division in 2001, after we acquired Princeton Review of New Jersey and Princeton Review of Boston, two franchises which Rob owned and operated. In his current position, Rob is responsible for the development and implementation of the company's strategy to provide a full range of products and services to the K-12 education market. While a student at Princeton University, he started The Princeton Review of New Jersey, later adding other Princeton Review franchises servicing Boston, New Hampshire, Vermont, Maine, Hawaii and Quebec.

Young J. Shin,



EVP, Admissions Services.

Young was the co-founder/CEO of Embark, the online application/technology company we acquired in October 2001 and successfully integrated into PrincetonReview.com. The newest member of the management team, Young joined us in 2003 after holding leadership positions with several technology companies.

Steven Hodas,



EVP, Strategic Development.

Steven is responsible for high-level, cross-divisional relationships with governmental and policy-making organizations. From 1995 to 1999, Steven served as Vice President, Online Services and co-authored *Class Action.* He re-joined us in 1995, after spending two years working with the NASA K-12 Internet Initiative where he was responsible for advising the White House and federal and state agencies on school technology policy. Steven previously owned the Philadelphia Princeton Review.

Bruce Task,



EVP, Princeton Review Ventures.

Bruce has been with The Princeton Review for 16 years and focuses on our acquisitions. He previously served as EVP of Strategic Planning, Vice President of Research and Development, and Chief Financial Officer. From 1987 to 1988, Bruce was Director of the Washington, DC office.

Curtis Brown,



Chief Technology Officer.

Curtis joined us in 2002. He has had a distinguished track record leading the technology efforts of several companies, including Oxygen Media, SkyMall and CDNOW.

The Princeton Review

Corporate Information



Executive Officers

John S. Katzman
Chairman and
Chief Executive Officer

Mark Chernis
President, Secretary and
Chief Operating Officer

Stephen Melvin
Chief Financial Officer
and Treasurer

Linda Nessim-Rubin
Executive Vice President,
Communications & HR

Stephen Quattrociocchi
Executive Vice President,
Test Preparation Services

Robert L. Cohen
Executive Vice President,
K-12 Services

Young Shin
Executive Vice President,
Admissions Services

Steven Hodas
Executive Vice President,
Strategic Development

Bruce Task
Executive Vice President,
Princeton Review Ventures

Curtis Brown
Chief Technology Officer

Board of Directors

John S. Katzman
Chairman of the Board

Dr. Frederick S. Humphries
President and CEO of the National
Association for Equal Opportunity
in Higher Education

Richard Katzman
Chairman and CEO of KAZ, Inc.

John C. Reid
Executive-in-Residence
at Cedar Street Group

Richard Sarnoff
President, Random House
Corporate Development Group

Sheree T. Speakman
Vice President, Consulting & Prof.
Development, EDmin.com

Howard A. Tullman
President, Kendall College,
Evanston, IL

Counsel

Patterson, Belknap, Webb & Tyler LLP
New York, NY

Auditors

Ernst & Young, LLP
New York, NY

Transfer Agent:

Continental Stock
Transfer & Trust Company

17 Battery Place
New York, NY 10004
(212) 509-4000

Stock Listing

Nasdaq: REVU

Annual Meeting

Wednesday, June 11, 2003
9:00 a.m.

The Princeton Review
2315 Broadway
New York, NY 10024

Corporate Headquarters

2315 Broadway
New York, NY 10024
Tel: 212-874-8282
Fax: 212-874-0775

Public Relations/Investor Relations

Harriet Brand
(212) 874-8282 Ext. 1091
harrietb@review.com

Robin Raskin
(212) 874-8282 Ext. 1647
robinr@review.com